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As filed with the Securities and Exchange Commission on August 12, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEDEX HOLDINGS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	20-1426741 (I.R.S. Employer Identification Number)

2231 Rutherford Road
Carlsbad, California 92008
(760) 602-4400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dominick A. Arena
President and Chief Executive Officer
Medex Holdings Corporation
2231 Rutherford Road
Carlsbad, California 92008
(760) 602-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven J. Gavin Eryk J. Spytek Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600	Alejandro E. Camacho Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, $.01 par value per share	$345,000,000	$43,712

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)
Includes shares subject to the underwriters' over-allotment option.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 12, 2004

PROSPECTUS

                        Shares

Medex Holdings Corporation

        This is our initial public offering of common stock. We are offering all of the shares to be sold in this offering. No public market currently exists for our common stock.

        We intend to apply to have our common shares listed on the New York Stock Exchange under the symbol "MDX." We currently estimate that the initial public offering price will be between $                  and $                  per share.

        Investing in the shares involves risks. Risk Factors begin on page 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Net proceeds to Medex Holdings Corporation	$	$

        We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The book runners, on behalf of the underwriters, expect to deliver the shares on or about                        , 2004.

Lehman Brothers	Credit Suisse First Boston

Banc of America Securities LLC	Wachovia Securities

                        , 2004

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or insufficient information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Through and including                        , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

INDUSTRY AND MARKET DATA

        This prospectus includes market share and industry data and forecasts that we obtained from industry publications and surveys, reports of governmental agencies and internal company surveys. IMS Health, the Healthcare Advisory Board, Medical Data International (IHS) and Healthcare Products Information Services, Inc. were the primary sources for third-party industry data and forecasts. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on the most currently available market data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus.

TRADEMARKS

        Acuvance®, AgTive™, Cathlon®, C-Fusor®, Clear-Cuff®, Guide-Flo®, Hi-Flo™, Jelco®, KIDS™, LogiCal®, LogiCath™, Medex®, Medflator®, Medfusion™, Medifold™, MedVest™, MedVest Holdings™, Mini Bifuse™, Mini-Vol™, Novatrans®, Nu-Site®, Optiva®, PharmGuard™, Protectiv®, Protectiv® Acuvance®, Protégé®, SimulCath®, TranStar® and Ultra™ are among our trademarks, trade names and service marks. All other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information important to you. We urge you to carefully read this prospectus, including the "Risk Factors" section and the consolidated financial statements and related notes. Unless otherwise indicated, all information in this prospectus assumes (1) completion of the merger (as defined below) and (2) no exercise of the underwriters' over-allotment option. In this prospectus, unless the context requires otherwise, "Medex Holdings," the "company," "we," "us" and "our" each refers to Medex Holdings Corporation after the merger and MedVest Holdings Corporation ("MedVest") before the merger, in each case together with Medex, Inc., its wholly-owned operating subsidiary ("Medex"), and its other subsidiaries. As used in this prospectus, "pro forma" means that the information presented gives effect to the Jelco acquisition as if such transaction had occurred on January 1, 2003. See the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus.

Our Business

        We are a leading global manufacturer and marketer of critical care disposable and non-disposable medical products. We have a portfolio of critical care products with established brands used by hospitals and alternate care facilities for diagnostic and therapeutic procedures. We offer our customers a complete fluid and drug infusion system comprised of infusion pumps, fluid and drug administration products and peripheral intravenous catheters, or "PIVCs," all of which function together to safely deliver measured doses of fluids and drugs into a patient's vascular system. We also manufacture and market invasive pressure monitoring systems, catheterization laboratory, or "cath lab," packs and accessories and respiratory products. We have a history of product innovation and development, and our products garner significant market share in both the U.S. and international markets. We estimate that over 78% of our net sales for the six months ended June 26, 2004 were generated by products for which we believe we have the number one or number two market position. For the six months ended June 26, 2004, we had net sales and operating earnings of $159.1 million and $35.7 million, respectively.

        We market our products through a dedicated global sales force of approximately 200 sales representatives and through a network of distributors to over 5,500 hospitals and alternate care settings in more than 80 countries. In the United States, we have long-standing relationships with some of the largest and most prominent group purchasing organizations ("GPOs") and integrated delivery networks ("IDNs"), which we believe position our sales force to sell our entire portfolio of products to the appropriate call point within the hospital during a single sales call. Outside the United States, our sales force is direct in 12 countries. We believe that having a direct sales force in foreign markets ensures that our products receive the appropriate focus and allows us to better understand local preferences so we can better serve these markets. We generated approximately 34.7% of our net sales for the six months ended June 26, 2004 outside North America.

        We believe that our products are known for their high quality, and that most of our products have established, well-recognized brand names. We categorize our products into the following primary product lines:

  •
  Infusion Systems. Our infusion systems consist of a portfolio of complementary products, including infusion pumps, disposables for fluid and drug administration, and vascular access products, that function together to deliver fluids and drugs into a patient's vascular system. Our infusion pumps deliver measured doses of fluids and drugs to the patient's vascular system through our vascular access products, primarily PIVCs. Our infusion systems comprised approximately 80.8% of our net sales for the six months ended June 26, 2004.

  •
  Pressure Monitoring Systems. We market a complete line of invasive pressure monitoring systems and related accessories that are used to measure various pressures within the body. For example, we market disposable, semi-reusable and reusable pressure transducers, which are used to measure blood pressures within the body. Our pressure monitoring systems comprised approximately 9.1% of our net sales for the six months ended June 26, 2004.

  •
  Cath Lab Packs and Accessories. Cath lab packs are sterilized pre-packaged trays that are assembled with single-use products selected by the cardiac catheterization and radiology laboratory personnel performing diagnostic and interventional catheterization procedures. Our cath lab packs and accessories comprised approximately 9.2% of our net sales for the six months ended June 26, 2004.

  •
  Respiratory Products. Our respiratory products include medical devices used for oxygen administration, anesthesia, drug delivery and humidification. Our respiratory products comprised approximately 0.9% of our net sales for the six months ended June 26, 2004.

The Critical Care Market

        We manufacture and distribute products in a $4.0 billion segment of the critical care products market. Primary hospital call points within this market include Intensive Care Units, Operating Rooms and Catheterization/Radiology departments. Critical care products typically account for a substantial portion of a hospital's total budget. We believe that breadth of product offering and scale are important in the critical care market as GPOs, IDNs and distributors seek to contract with suppliers that provide a wide range of products allowing them to negotiate favorable pricing and discounts across the spectrum of product offerings. We expect that growth in the critical care market will be driven primarily by:

  •
  heightened focus on reducing adverse drug events;

  •
  increased demand for single-use disposable products;

  •
  an aging population; and

  •
  increased focus on safety driving favorable government legislation.

Competitive Strengths

        We believe that we are well positioned to grow our business and strengthen our market positions. We believe that the following competitive strengths contribute to our strong market share and will continue to provide us with significant opportunities to increase our sales:

  •
  Exclusive Focus and Leadership in the Critical Care Market. We are exclusively focused on the fragmented critical care market. Within the categories of critical care in which we currently focus, over 78% of our net sales for the six months ended June 26, 2004 were generated by products for which we believe we have the number one or number two market position. We believe that our focus within the critical care market allows us to proactively identify industry trends and respond more quickly to these trends than our competitors.

  •
  Provider of Complete System Solutions to Our Customers. We sell an integrated suite of critical care products allowing us to combine our products to meet the specific needs of our customers. For example, we can provide a complete infusion system solution that includes: hardware, such as syringe pumps; fluid and drug administration products, such as tubing, stopcocks and extension sets; and vascular access products, such as PIVCs. Providing our sales force with this comprehensive product portfolio allows them to sell complete system solutions during one sales call.

  •
  Established Global Sales and Distribution Channels. We have a 200-person global sales and distribution infrastructure with direct sales in 13 countries, including the United States. We believe this infrastructure provides us with a significant competitive advantage as we introduce new products to the U.S. and international markets. Being direct in foreign markets allows us to understand local market practices and product preferences and also allows us to ensure that our products receive adequate sales force attention.

  •
  Strong, Loyal and Diversified Customer Base. We have long-standing relationships with some of the largest and most prominent GPOs, IDNs, distributors and original equipment manufacturers ("OEMs") in the healthcare industry. Our products are used in over 5,500 hospitals and alternate care settings in more than 80 countries. We believe that our customers tend to remain loyal to our products because of our established brand names, high quality and proven service. Our end customer base, which consists of hospitals and alternate care settings, is diversified, with our top 10 customers representing less than 5% of our net sales for the year ended December 31, 2003.

  •
  Leader in Product Innovation and Development. We believe that we are at the forefront of our industry in terms of product innovation across a range of products. We believe that we were the first to develop the safety PIVC. We also developed the industry leading syringe pump, which we continue to refine and enhance with features, such as PharmGuard, that help ensure patients receive proper dosages of fluids and drugs, thereby reducing the risk of adverse drug events. We also are currently conducting clinical trials for an anti-microbial material that can be molded or extruded into medical products, thereby reducing the likelihood of infections. We believe that our product innovation allows us to respond quickly to the changing needs of our customers.

  •
  Experienced and Incentivized Management. Our senior management team has an average of approximately 20 years' experience within the healthcare industry. Dominick Arena, our president and chief executive officer, has over 26 years of experience in the critical care industry. Our management team has demonstrated the ability to launch new operations, introduce new products and integrate operations from acquisitions, including the Jelco acquisition.

Business Strategy

        Our goal is to provide our customers with quality system solutions and value-added services for their critical care needs. We intend to strengthen our market leadership positions, maximize profitability and drive revenue growth through the following strategies:

  •
  further penetrate our existing customer base;

  •
  expand international sales;

  •
  continue to develop innovative products;

  •
  expand sales to the alternate care market;

  •
  pursue strategic acquisitions; and

  •
  reduce production and operating costs.

History

        We were formed through a management buyout from Saint-Gobain completed in February 2001. Following the management buyout, we were largely focused on sales of our infusion systems, fluid and drug administration, pressure monitoring and cath lab products. In 2002, we acquired Inhalation Plastics Incorporated ("IPI"), which provided us with a respiratory franchise consisting of products used for oxygen administration, anesthesia and ventilator circuits, drug delivery and humidification. In May 2003, we acquired substantially all of the assets of the Jelco peripheral intravenous catheter business (the "Jelco business" or "Jelco") from Ethicon Endo-Surgery, Inc. ("Ethicon"), a wholly owned subsidiary of Johnson & Johnson. This acquisition significantly extended our product line and allowed us to provide our customers with a complete fluid and drug infusion system.

Our Equity Sponsor

        One Equity Partners, formerly the private equity arm of Bank One Corporation, manages $3.5 billion of investments and commitments for J.P. Morgan Chase & Co., one of the largest financial institutions in the world with assets over $1.1 trillion, in direct private equity transactions as well as venture and management buyout funds. One Equity Partners' investment professionals are located across North America and Europe, with offices located in New York, Chicago, Detroit, and Frankfurt, Germany. One Equity Partners' focus is on making majority-ownership investments in late-state, middle-market companies, with an emphasis on corporate partnerships and divestitures. Some of its recent investments include Polaroid Corporation, Ability One Corporation, and Quintiles.

        As of June 26, 2004, affiliates of One Equity Partners owned approximately 83.2% of our outstanding capital stock on a fully-diluted basis. After giving effect to this offering, One Equity Partners will own approximately            % of our outstanding common stock on a fully-diluted basis (approximately    % if the underwriters' over-allotment option is exercised in full).

The Merger

        Medex Holdings Corporation is a newly-formed Delaware corporation and a wholly-owned subsidiary of MedVest Holdings Corporation, an Ohio corporation ("MedVest"). The only other asset of MedVest is its investment in Medex, Inc. All of our operations are conducted through Medex, Inc. and its subsidiaries.

        Concurrently with the consummation of this offering, Medex Holdings and MedVest will merge (the "merger"), with Medex Holdings surviving the merger. As a result of the merger, (1) the number of authorized shares of our common stock will be increased to         million shares, (2) each share of MedVest common stock outstanding immediately prior to the merger will be converted into            shares of Medex Holdings common stock, and (3) each share of MedVest participating preferred stock outstanding immediately prior to the merger will be converted into one share of Medex Holdings participating preferred stock.

        Our principal executive office is located at 2231 Rutherford Road, Carlsbad, California 92008, and our telephone number is (760) 602-4400. Our website can be found at www.medex.com. Information on our website is not deemed to be a part of this prospectus.

The Offering

Common stock offered	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million. We intend to use these net proceeds to: (1) redeem all of our outstanding participating preferred stock held by our equity sponsor for approximately $ million, all of our outstanding participating preferred stock held by management for approximately $ million, and all options to purchase shares of our participating preferred stock for approximately $ million; (2) redeem $ million of our outstanding 8 7/8% senior subordinated notes, including associated redemption premiums and accrued but unpaid interest thereon; (3) repay $ million of outstanding term loans under our credit facility; and (4) make a final lump sum payment of $ million to our equity sponsor to terminate our management agreement.
Proposed NYSE symbol	"MDX"

        Except as otherwise indicated, the number of shares of common stock stated to be outstanding after this offering gives effect to the common stock being sold by us in this offering and a             for one stock split that we intend to effect through the merger immediately prior to the completion of this offering. Such number of shares of common stock excludes:

  •
  1,933,465 shares of common stock issuable upon exercise of options outstanding as of June 26, 2004, under our employee option plans, with a weighted average exercise price of $2.13 per share; and

  •
  additional shares of common stock reserved for issuance under our employee option plans.

        You should read the discussion under "Management—Employee Stock Option Plans" for additional information about our employee option plans.

        There has been no public market for our common stock prior to this offering. We and the underwriters will negotiate the initial public offering price at which our common stock will be sold in this offering. Factors that we and the underwriters will consider include: prevailing conditions in the securities markets at the time of this offering; the history of and prospects for our industry; an assessment of our management; our present operations; our historical results of operations; the trend of our net sales and earnings; our earnings prospects; recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and any other relevant factors.

        We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common shares will develop and continue after this offering. You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section entitled "Risk Factors" for an explanation of certain risks of investing in our common stock.

Summary Historical and Pro Forma Financial Information

        We derived the Medex Holdings historical information from the unaudited condensed consolidated financial statements of Medex Holdings as of and for the six months ended June 28, 2003 and June 26, 2004 and from the audited consolidated financial statements of Medex Holdings as of and for the years ended December 31, 2003 and December 31, 2002 and as of December 31, 2001 and for the period from February 9, 2001 (date operations commenced) through December 31, 2001. Information was also derived from the unaudited predecessor financial statements for the period from January 1, 2001 through February 8, 2001. The results of operations presented for the year ended December 31, 2003 includes results of the Jelco business since May 21, 2003. Pro forma data for the year ended December 31, 2003 presents the results of operations of Medex Holdings as if the Jelco acquisition had occurred on January 1, 2003. The information is only a summary and should be read in conjunction with "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the unaudited pro forma condensed combined financial statements, and the notes thereto included elsewhere in this prospectus. The historical results included below and elsewhere in this document are not indicative of the future performance of Medex Holdings.

	Predecessor(1)
	Period from January 1, 2001 to February 8, 2001(2)	Period from February 9, 2001 to December 31, 2001	Year Ended December 31, 2001(2)	Year Ended December 31, 2002	Year Ended December 31, 2003	Pro Forma Year Ended December 31, 2003	Six Months Ended June 28, 2003(3)	Six Months Ended June 26, 2004(3)
			(in thousands, except per share amounts)
Statement of operations data:
Net sales	$9,884	$80,981	$90,865	$100,757	$219,110	$300,871	$70,861	$159,065
Cost of goods sold	5,928	50,026	55,954	59,004	124,568 (4)	171,679 (4)	42,108 (4)	74,590

Gross margin	3,956	30,955	34,911	41,753	94,542	129,192	28,753	84,475
Selling, general and administrative expenses	3,075	24,890	27,965	33,389	76,072 (5)	97,731 (5)	23,665	48,805
Loss from operations of abandoned facility(6)	—	—	—	59	2,132	2,132	1,749	—

Operating earnings	881	6,065	6,946	8,305	16,338	29,329	3,339	35,670
Interest expense (income), net	(145)	4,581	4,436	7,159	20,240	26,220	5,841	11,638
Loss on early extinguishment of debt	—	396	396	2,549	3,727 (7)	3,727 (7)	3,701 (7)	—
Other (income) expense	(57)	(236)	(293)	(555)	(703)	(651)	(193)	1,679

Income (loss) before taxes	1,083	1,324	2,407	(848)	(6,926)	33	(6,010)	22,353
Income tax expense (benefit)	275	1,158	1,433	848	460	460	(2,267)	2,914

Net income (loss)	$808	$166	$974	$(1,696)	$(7,386)	$(427)	$(3,743)	$19,439

Net income (loss) per share:
Basic	n/a	$0.05	n/a	$(0.42)	$(0.36)	$(0.02)	$(0.17)	$0.98
Diluted	n/a	$0.05	n/a	$(0.42)	$(0.36)	$(0.02)	$(0.17)	$0.90
Weighted average number of shares used in per share calculations:
Basic	n/a	3,409	n/a	4,031	20,695	20,695	21,506	19,749
Diluted	n/a	3,409	n/a	4,031	20,695	20,695	21,506	21,683

	As of June 26, 2004
	Actual	As Adjusted
	(Dollars in thousands)
Balance sheet data (at period end):
Cash and cash equivalents	$25,544	$
Total debt	329,025
Stockholders' equity	110,642

(1)
The predecessor's former parent company and the predecessor were purchased on October 27, 1999 by Compagnie de Saint-Gobain ("Saint-Gobain"). Saint-Gobain elected not to allocate any purchase price to the predecessor; accordingly the financial statements of the predecessor are presented on a historical basis. Both the predecessor's former parent company and Saint-Gobain charged certain general and administrative support services to the predecessor. In the opinion of management, these charges have been determined on a reasonable basis and reflect the expenses of the predecessor as operated by the parent. However, the charges for the support services were not necessarily indicative of the level of expenses that might have been incurred had the predecessor been operating as a stand-alone entity.

(2)
The information provided in the period from January 1, 2001 to February 8, 2001 is derived from our unaudited internal records for that period and includes allocations related to support functions provided by Saint-Gobain made by management. The information for the year ended December 31, 2001 has been included to provide more meaningful and comparable information to the readers of this prospectus but may not provide complete GAAP measures of our operations.

(3)
We report our quarterly financial results based on three fiscal month periods, with each fiscal month ending on a Saturday. Our fiscal year, however, ends on December 31, regardless of whether such date is a Saturday. As a result, our second and third quarters each consist of 91 days, but the number of days in our first and fourth quarters may vary. For example, in 2003 our first quarter consisted of 88 days and our fourth quarter consisted of 95 days, and in 2004 our first quarter consisted of 87 days and our fourth quarter will consist of 97 days.

(4)
Includes a purchase accounting adjustment of $5.9 million related to the write-up of Jelco inventory.

(5)
Includes a one-time charge for the Jelco acquisition of $8.4 million related to management retention and non-compete bonuses and compensation expense related to the payment of equity awards.

(6)
As a result of the Jelco acquisition, we decided to close our Costa Rica manufacturing facility and relocate our operations to Jelco's Monterrey, Mexico facility.

(7)
As a result of our recapitalization on May 21, 2003, we incurred losses related to the write-off of our debt issuance costs, resulting from the early payment of certain debt obligations.

RISK FACTORS

        Your investment in our common stock will involve some risks. You should carefully consider the following discussion of these risks, together with the other information contained in this prospectus, before deciding whether an investment in our common stock is suitable for you.

        The risks and uncertainties described in this prospectus are not the only risks we face. However, these are the risks our management believes are material. Additional risks not presently known to us or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described below could have a significant or material adverse effect on our results of operations or financial condition and a corresponding decline in the market price of our common stock.

Risks Relating to Our Business

We have a limited operating history as a combined entity, and, following our management buyout in 2001, we have a limited history as a stand-alone entity upon which you can base your investment decision.

        Medex began operations as a stand-alone entity through a leveraged management buyout that was completed on February 9, 2001. On May 21, 2003, One Equity Partners, through an affiliate, made a significant equity investment in Medex Holdings, and Medex simultaneously acquired the Jelco assets from Ethicon. In connection with the Jelco acquisition, we entered into a transition services agreement with Ethicon, which continued to provide certain Jelco-related services in the United States through December 2003 and in all but two markets outside the United States through April 2004. As a result, investors have limited operating and financial data about us as a stand-alone combined entity upon which to base an evaluation of our performance and whether to invest in our common stock. Our historical results of operations as a combined entity are limited and our audited financial statements only reflect the operations of Jelco since we acquired it in May 2003. Consequently, our historical results of operations may not give you an accurate indication of how we, together with the Jelco operations, will perform in the future. Similarly, our pro forma results of operations are based on various assumptions and estimates and may not be indicative of our future performance as a combined entity. Our future performance will be subject to prevailing economic conditions in our markets and to financial, business and other factors affecting our business operations, including factors beyond our control.

Our 2003 pro forma financial statement may not be indicative of our financial position or results of operations had the Jelco acquisition and related transactions taken place on January 1, 2003, nor is it necessarily indicative of our future financial performance.

        Our 2003 pro forma financial statement is derived from our audited financial statements for the year ended December 31, 2003 and the Jelco business's unaudited financial statements for the periods January 1, 2003 to March 30, 2003 and March 31, 2003 to May 21, 2003. The financial statements of the Jelco business for the six-week period ended May 21, 2003 have not been reviewed by Johnson & Johnson's or our independent accountants in connection with this offering and should not be relied upon as having been subject to such review. Because the Jelco business operated as a part of a segment of Johnson & Johnson, its historical financial statements were not intended to be a complete presentation of the financial position, results of operations or cash flows of the Jelco business in accordance with GAAP, nor do they reflect the manner in which the Jelco business would have performed had it operated as an independent entity. As a result, you should not rely on our 2003 pro forma financial statement as an indication of our financial position or results of operations had the Jelco acquisition and related transactions taken place on January 1, 2003 or of our future financial performance.

We derive a majority of our net sales from sales of PIVCs, so diminished sales of PIVCs could have severe consequences on our cash flows and results of operations.

        For the six months ended June 26, 2004, our PIVC products accounted for approximately 63.6% of our net sales. Our PIVC sales, both in terms of quantity and price, could be adversely affected by a number of factors, including loss of GPO and IDN contracts, increased competition and manufacturing defects or product recalls. Any such decrease in our PIVC sales would reduce our net sales and could negatively impact our cash flows and operating results.

The highly competitive market for our products may create adverse pricing pressures that could hurt our financial performance.

        The market for our products is highly competitive and our customers have other supply alternatives. Many of our competitors offer a range of products in areas other than those in which we compete, which may make such competitors' products more attractive to hospitals, alternate care facilities, GPOs, IDNs and others. There are many factors that could lead our customers to choose products offered by our competitors, including:

  •
  changes in practitioner preferences;

  •
  our inability to furnish products to them because of supply disruptions; and

  •
  the introduction by competitors of new products, new features to existing products or lower priced products.

        In addition, some of our competitors are larger and have greater financial resources than we do, some competitors have longer operating histories than we have and some competitors offer a broader range of products than we do or offer products with more established brand names than ours. Competitive pricing pressures or the introduction of new products by our competitors could have an adverse effect on our sales. Because our customers are not bound by long-term supply arrangements with us, we may lose customers at any time. Following such customer loss, we may be unable to shift our production to other products, which could lead to an accompanying adverse effect on our profitability. See "Business—Competition" for a further discussion of these competitive forces.

There is a concentration of buying power among our customers, which may increase competition for sales and put downward pressure on pricing.

        A large number of sales in the U.S. hospital market are made to individual hospitals through long-term contracts with GPOs and IDNs that aggregate the buying power of their member hospitals and monitor compliance with purchase commitments. GPOs and IDNs often enter into exclusive contracts with as few as one or two providers of medical products for a period of several years. If we are not one of the selected providers, it may be more difficult to sell our products to members of a GPO or IDN. Even if we are a selected provider, we may be at a disadvantage relative to other selected providers that are able to offer volume discounts based on aggregate purchases of a broader range of medical equipment and supplies. In addition, these contracts typically may be terminated by either party with relatively short notice and without cause. The termination or loss of these GPO and IDN contracts also could diminish our ability to maintain expected sales volumes for our products.

        In markets outside the United States, our business has experienced downward pressure on product pricing as a result of the concentrated buying power of governments as principal customers and the use of bid and tender sales methods whereby we are required to submit a bid for the sale of our products. Our failure to offer acceptable prices to these customers could have a material adverse effect on our sales and profitability in these markets.

We rely heavily on our direct sales network, which may result in higher fixed costs and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.

        We rely heavily on our direct sales network to market and sell our products. We generated approximately 34.7% of our net sales for the six months ended June 26, 2004 outside North America. Our direct sales network may subject us to higher fixed costs than our competitors due to costs associated with employee benefits, training and managing sales personnel, which could put us at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products, which would have a materially adverse affect on our profitability.

Cost reduction efforts in the healthcare industry could result in decreased prices and margins, resulting in decreased profits.

        In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including efforts at national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies, and collective purchasing arrangements by GPOs and IDNs. Demand for our products may be adversely affected by these trends, which could force us to lower prices for our products.

Acquisitions are and will continue to be an important part of our growth strategy; failure to consummate strategic acquisitions could limit our growth and failure to successfully integrate acquisitions could adversely impact our results.

        Our business strategy includes continued growth through strategic acquisitions, which depends upon the availability of suitable acquisition candidates at reasonable prices and our ability to quickly resolve transitional challenges. Failure to consummate appropriate acquisitions could adversely impact our growth and failure to successfully integrate them could adversely affect our results. We may not have sufficient management and other resources to accomplish the integration of our future acquisitions, and implementing our acquisition strategy may strain our relationships with customers, suppliers, distributors, manufacturing personnel or others. These challenges include integration of product lines, sales forces and manufacturing facilities and decisions regarding divestitures, cost reductions and realizing other synergies. Also, these challenges involve risks of employee turnover, disruption in product cycles and the loss of sales momentum. Moreover, we can give no assurance that we will be able to identify and make acquisitions on acceptable terms or that we will be able to obtain financing for such acquisitions on acceptable terms. In addition, while we are generally entitled to customary indemnification from sellers of businesses for any difficulties that may have arisen prior to our acquisition of each business, acquisitions may involve exposure to unknown liabilities and the amount and time for claiming under these indemnification provisions is often limited. As a result, our financial performance is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with any increased borrowing required to fund such acquisitions.

If we cannot successfully implement our business strategy, our business and results of operations will be adversely affected.

        We may not be able to successfully implement our business strategy. Any such failure may adversely affect our business and results of operations. For example, our business strategy involves, among other things, increasing our sales by introducing new products, finding new applications for our existing products, educating physicians about the clinical and cost benefits of our products and thereby increasing the number of hospitals and alternate care facilities that use our products. A significant turnover in our existing sales force or failure to recruit and train additional qualified members of our sales force would severely impair our ability to implement this strategy. Moreover, even if we successfully implement our business strategy, our operating results may not improve. We may decide to alter or discontinue aspects of our business strategy and may adopt different strategies due to business or competitive factors or factors not currently foreseen, such as the introduction of new products by our competitors or new medical technologies that would make our products obsolete.

We may not be able to keep pace with technological change or to successfully develop new products, which could place us at a competitive disadvantage.

        The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet our customers' needs. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk of losing customers or incurring liability.

        In addition, the market for our products is characterized by changing technology. Our future financial performance will depend in part on our ability to develop and manufacture new products that keep pace with changing technology on a cost-effective basis, to introduce them to the market on a timely basis and to have our products accepted by critical care providers.

        We may not be able to keep pace with technological changes or to develop viable new products. Factors which could cause delay in releasing new products or even cancellation of our plans to produce and market these new products include:

  •
  research and development delays;

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  delays in securing regulatory approvals;

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  intellectual property rights of others; or

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  changes in the competitive landscape, including the emergence of alternative products or practices that reduce or eliminate the markets for our products.

        Even if we are able to successfully develop new products or enhancements or new generations of our existing products, these new products or enhancements or new generations of our existing products may not produce revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features. Finally, innovations may not be accepted quickly in the marketplace because of, among other things, entrenched patterns of clinical practice, the need for regulatory clearance and uncertainty over third-party reimbursement.

We depend on third-party reimbursement to end users for use of our products. Our profitability would suffer if third-party payors failed to provide appropriate levels of reimbursement for the purchase or use of our products or if any governmental or third-party payor were to issue an adverse determination or restrictive coverage policy.

        Sales of medical products largely depend on the reimbursement of patients' medical expenses by government healthcare programs and private health insurers. The cost of some of our products is substantial. Without both favorable coverage determinations by and the financial support of government or third-party insurers, the market for some of our products could be limited.

        The federal government and private insurers continue to consider ways to change the manner in which healthcare services are provided and paid for in the United States. In the future, it is possible that the government may institute price controls and further limits on Medicare and Medicaid spending. These controls and limits could affect sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of the level of patient treatment, and others requiring application for, and approval of, government or third-party reimbursement. Even if we succeed in bringing new products to market, uncertainties regarding future healthcare policy, legislation and regulations, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

        Governments and private insurers in many countries closely examine medical products and devices incorporating new technologies to determine whether to cover and reimburse for the purchase or use of such products and devices and, if so, the appropriate level of reimbursement. We cannot be sure that third-party payors will cover and reimburse customers for purchases of future products or that any such reimbursement will enable us to sell these products at profitable prices. We also cannot be sure that third-party payors will maintain the current level of reimbursement to physicians and medical centers for use of our existing products. Adverse coverage determination or any reduction in the amount of this reimbursement could harm our business.

        During the past several years, major third-party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs. Third-party payors have recently increased their emphasis on managed care, which has led to an increased emphasis on the use of cost-effective medical devices by healthcare providers. In addition, through their purchasing power, these payors often seek discounts, price reductions or other incentives from medical products suppliers.

Our quarterly operating results are subject to substantial fluctuations and you should not rely on them as an indication of our future results.

        Our quarterly operating results may vary significantly due to a combination of factors, including:

  •
  demand for our products;

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  our ability to meet the demand for our products;

  •
  changes in pricing policies by us and our competitors and changes in coverage and reimbursement policies by third-party payors, including government healthcare agencies;

  •
  increased competition;

  •
  the number, timing and significance of new products and their introduction and enhancement by us and our competitors, including delays in obtaining government review and clearance of medical devices;

  •
  the impact of acquisitions;

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  the timing of significant orders and shipments;

  •
  our loss of preferred provider status with buying groups or distributors;

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  recalls of our products;

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  work stoppages or strikes;

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  changes in the U.S. or international economy; and

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  termination of supply contracts.

        Many of these factors are beyond our control. Accordingly, our quarterly operating results may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our full year performance or future performance. Our share price may be subject to greater volatility due to these fluctuations in our operating results.

Changes in international trade laws and in the business, political and regulatory environment abroad could materially adversely affect our business.

        An event that has a material adverse impact on our foreign operations may materially adversely affect our operations as a whole. The business, regulatory and political environments in many of the countries where we have operations differ from those in the United States and our foreign operations are exposed to a number of inherent risks, including, but not limited to:

  •
  changes in international trade laws, such as the North American Free Trade Agreement, or "NAFTA," affecting our activities in Mexico;

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  changes in local labor laws and regulations affecting our ability to hire and retain local employees;

  •
  labor disruptions and other risks associated with organized labor at our Italian and Mexican facilities;

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  imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;

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  imposition or increase of withholding and other taxes on remittance and other payments by foreign subsidiaries;

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  longer payment cycles;

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  greater difficulties in collecting accounts receivable;

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  trade barriers;

  •
  political risks, including political instability;

  •
  reliance on third parties to distribute our products;

  •
  hyperinflation in certain foreign countries;

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  imposition or increase of investment and other restrictions by foreign governments;

  •
  unexpected changes in the regulatory environment; and

  •
  changes in general economic conditions in countries that have historically been less stable than the United States.

        If any of the events described above were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

Future exchange rate fluctuations or inflation may adversely affect our results of operations.

        For the six months ended June 26, 2004, sales outside the United States represented over 36% of our net sales. In addition, we manufacture some of our products in our facilities in Mexico, Italy, England, Germany and Scotland. We measure our financial position and results of operations from substantially all of our international operations, other than most U.S. export sales, using local currency of the countries in which we conduct such operations and then translate them into U.S. dollars. The reported income of our foreign subsidiaries is impacted by fluctuations in the U.S. dollar in relation to a particular local currency. Our U.S. export sales may also be affected by foreign currency fluctuations relative to the value of the U.S. dollar as foreign customers may adjust their purchasing levels according to the weakness or strength of their respective currencies versus the U.S. dollar. In addition, any future increases in the inflation rate in any country where we have operations may negatively affect our results of operations. To the extent these local currencies fluctuate relative to the U.S. dollar, our business, financial condition and results of operations could be adversely affected.

The loss of key personnel could harm our business, financial condition or results of operations.

        Our continued success will largely depend on the abilities and performance of our management team, including that of our President and Chief Executive Officer, Mr. Dominick Arena, our Senior Vice President of European Operations, Dr. Georg Landsberg, and our Chief Financial Officer, Mr. Michael Dobrovic. Our future operations could be harmed if Mr. Arena, Mr. Dobrovic or any of our senior executives or other key personnel ceased working for us.

We are controlled by One Equity Partners, whose interests with respect to our business may be different than yours.

        One Equity Partners, through an affiliate, currently owns 83.2% of our capital stock, on a fully-diluted basis, and has the ability to control our affairs in all cases. In addition, a majority of the board is associated with One Equity Partners. Upon completion of this offering, One Equity Partners, through its affiliate, will continue to own approximately             % of our common stock (or approximately            %, assuming full exercise of the underwriters' over-allotment option). As a result, One Equity Partners controls, and will continue to control, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The interests of One Equity Partners could conflict with yours. In addition, One Equity Partners or its affiliates may in the future own businesses that directly compete with ours.

We may need additional capital to sustain and expand our business, including the development of new products.

        We currently have a $170.0 million credit facility, which includes a $40.0 million revolving credit facility, under which we have $129.0 million of term loans outstanding as of June 26, 2004. Our ability to access the credit facility depends on compliance with the debt covenants that are part of that agreement. While we presently are in compliance with these restrictions and expect to be able to meet these requirements in the future, failure to satisfy any of the conditions would require us to renegotiate the facility on terms that may not be favorable or could require us to repay any outstanding balance. While we would attempt to find alternative sources to fund our operations from other financial institutions, we might not be successful, or if we were successful, the new credit might not be on terms that would be attractive in financing our business plans.

        We may need to incur additional debt or issue equity in order to fund working capital, capital expenditures and product development requirements or to make acquisitions and other investments. We cannot assure you that debt or equity financing will be available to us on acceptable terms or at all. Even if we were able to raise additional capital, it may result in significant dilution to existing stockholders. If we are not able to obtain sufficient financing, we may be unable to maintain or grow our business.

        If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation, and the terms of the debt securities may impose restrictions on our operations. If we raise funds through the issuance of equity, the issuance would dilute your ownership interest.

A significant percentage of our total assets consists of goodwill from acquired companies, and we may be unable to realize the value of this asset.

        We paid a premium over the book value of the net assets of the Jelco business. We have acquired significant intangible assets, including approximately $114.1 million of cost in excess of net assets of Jelco, recorded on our balance sheet as of June 26, 2004 as goodwill. This represents approximately 23.3% of our total assets as of that date. Our ability to realize the value of this asset will depend on future cash flows from the assets associated with the Jelco business. Cash flows, in turn, will depend on how well we can integrate the Jelco business. If the cash flows from the Jelco business are less than we have projected, we may have to write down the value of these assets, which could have a negative effect on our results of operations.

Failure to manufacture products in compliance with regulatory standards could result in recalls, fines or materially adverse implications for our business, or we may decide to cease manufacturing those products.

        Substantially all of our products are classified as medical devices subject to regulation by the Food and Drug Administration (the "FDA"). The research, design, testing, manufacturing, labeling, marketing, distribution and advertising of our products are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA and foreign regulatory agencies require us to comply with an array of manufacturing and design controls and testing, quality control, storage and documentation procedures. As a manufacturer of medical devices, our manufacturing processes and facilities are subject to on-site inspection and continuing review by the FDA for compliance with the Quality System Regulations. See "Business—Regulatory Matters." Manufacturing and sales of our products outside the United States are also subject to foreign regulatory requirements that vary from country to country.

        The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA approval, and requirements for foreign approvals may differ from FDA requirements. The approval process for medical devices in the United States and abroad can be lengthy, expensive and require extensive preclinical and clinical trials. As a result, we may expend substantial resources in developing and testing a new product but fail to obtain the necessary approvals or clearances to market or manufacture the product on a timely basis or at all. Failure to comply with applicable domestic and/or foreign requirements can result in:

  •
  fines or other enforcement actions;

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  recall or seizure of products;

  •
  total or partial suspension of production;

  •
  withdrawal of existing product approvals or clearances;

  •
  refusal to approve or clear new applications or notifications;

  •
  increased quality control costs; or

  •
  criminal prosecution.

        The failure to comply with the Quality System Regulations and other FDA regulations and applicable foreign regulations could have a material adverse effect on our business, financial condition or results of operations.

        In addition to the Quality System Regulations, other FDA regulations and similar foreign regulations, many of our products are also subject to industry-set standards. We may not be able to comply with these regulations and standards due to deficiencies in component parts or our manufacturing processes. If we are not able to comply with the Quality System Regulations or industry-set standards, we may not be able to fill customer orders, and we may decide to cease production of non-compliant products. Failure to produce products in compliance with these regulatory standards could affect our profit margins and could lead to loss of customers.

        Our products are subject to product recall, and we have recalled products in the past. We cannot assure you that regulatory issues will not have a material adverse effect in the future or that any past or future product recall will not harm our reputation and our relationships with our customers.

If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market our products could suffer.

        Our medical devices are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, termination of distribution or product seizures. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities are possible. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such approvals will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of an approved premarket approval application, or "PMA." The FDA will clear marketing of a medical device though the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The PMA approval process is more costly, lengthy and uncertain than the 510(k) clearance process. Any products we develop that require regulatory clearance may be delayed. In addition, because we cannot assure you that any new products or any product enhancements we develop will be subject to the shorter 510(k) clearance process, the regulatory approval process for our products or product enhancements may take significantly longer than anticipated. There is no assurance that the FDA will not require that a certain new product or product enhancement go through the lengthy and expensive PMA approval process. All of our products that are subject to FDA regulation are either exempt by regulation from the 510(k) clearance process, have been cleared through the 510(k) process or are pre-amendment devices that were legally on the market before the medical device amendments of 1976. We have no experience in obtaining PMA approval. See "Business—Regulatory Matters."

        Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, because we market and sell our products in foreign countries, we are subject to rigorous regulation. We rely significantly on our foreign distributors and direct sales networks to comply with the varying regulations, and any failure on their part could result in restrictions on the sale of our products in foreign countries.

Our products are subject to recalls even after receiving FDA or foreign clearance or approval, which could harm our reputation and business.

        We are subject to medical device reporting regulations that require us to report to the FDA or respective governmental authorities in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacturing. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including deficiencies in labeling. We have undertaken voluntary recalls of our products in the past. Any recall would divert managerial and financial resources and could harm our reputation with customers. We cannot assure you that we will not have product recalls in the future or that such recalls would not have a material adverse effect on our business.

We can be sued for producing defective products and our insurance coverage may be insufficient to cover the nature and amount of any product liability claims.

        The nature of medical products and today's litigious environment should be regarded as potential risks that could materially and adversely affect our financial condition and results of operations. The insurance we maintain to protect against claims associated with the use of our products may not adequately cover the amount or nature of any claim asserted against us, and we are further exposed to the risk that our insurers may become insolvent.

Failure to comply with healthcare laws affecting the marketing of medical products could result in civil and criminal penalties or exclusion of our products from federal healthcare programs.

        In marketing our products, we are subject to federal and state healthcare anti-kickback laws, which prohibit persons from knowingly and willfully paying or receiving remuneration in return for referrals or in return for purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing or ordering healthcare services or items. These laws have been interpreted by courts and governmental authorities to apply to arrangements in which medical product companies provide compensation, discounts, fees, grants, or other forms of remuneration to physicians, hospitals, and other customers or potential customers. Although there are statutory exceptions and regulatory safe harbors under the federal anti-kickback law, these exceptions and safe harbors are narrow, and our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. State anti-kickback laws do not always have exceptions or safe harbors. See "Business—Regulatory Matters—Anti-Kickback Laws" for a more complete discussion of these laws.

        Because of the breadth of these statutes, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could result in civil or criminal penalties, or exclusion of our products from reimbursement under government healthcare programs such as Medicare and Medicaid, which could have a material adverse effect on our business and financial condition.

We may be adversely affected by the impact of environmental and safety regulations.

        We are subject to federal, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating air emissions, wastewater discharges, the management and disposal of hazardous materials and wastes, and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations. If we violate or fail to comply with these laws or regulations or fail to obtain these permits, we could incur fines, penalties or other sanctions, which could have a material adverse effect on us. Environmental laws tend to become more stringent over time, and we could incur material expenses in the future relating to compliance with future environmental laws. In addition, we could be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. Such costs could be material. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

Recent and future federal and state regulations in the United States relating to patient privacy could impose burdens on us.

        Federal and state laws regulate the confidentiality of certain patient health information, including patient records, and the use and disclosure of that "protected health information." In particular, in December 2000, the U.S. Department of Health and Human Services ("HHS") published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (the "HIPAA privacy rule") and, in August 2002, published final modifications to the HIPAA privacy rule. The HIPAA privacy rule applies only to health plans, healthcare clearinghouses and certain healthcare providers. However, the HIPAA privacy rule also imposes conditions on the disclosure of protected health information by healthcare providers to third parties, or "business associates," who perform services for the healthcare provider involving the use of protected health information.

        The patient data that we access, collect and analyze in the future may include protected health information. If so, we would then need to comply with certain regulations under the HIPAA privacy rule as a "business associate" of those healthcare providers and would face increased obligations regarding any protected health information we would receive on behalf of those providers. Those obligations would include agreeing, typically by contract, to use that protected health information only for certain purposes, to safeguard that information from misuse and to help those providers comply with their duties to provide patients with access to their health information.

        In addition, many states also regulate the privacy of health information and it is unclear how the HIPAA privacy rule will interact with existing or emerging state law. Further, in February 2003, HHS issued regulations governing the security of protected health information, which imposes detailed requirements on business associates relating to the storage, use and transmission of health information (the "HIPAA security rule"). We are evaluating the applicability of the HIPAA privacy rule and the HIPAA security rule to our existing and new products and services and our compliance obligations. If we need to comply with the HIPAA privacy rule, the HIPAA security rule, or both, in the future, additional compliance resources may be required.

        Outside the United States, many countries in which we market and sell our products similarly regulate the privacy of health information. In addition to imposing detailed requirements on the storage, use and transmission of health information, these regulations also are subject to uncertainty in their interpretation and implementation by foreign agencies and administrative bodies.

We may be unable to adequately protect our intellectual property, which could reduce our competitive advantage.

        Much of the technology used in the markets in which we compete is covered by patents. We have numerous U.S. patents and corresponding foreign patents that are due to expire by their own terms at various dates and have additional patent applications pending that may not result in issued patents. Competitors may be able to design around our patents to compete effectively with our products. Also, our competitors may allege that our products infringe upon their patents, leading to voluntary or involuntary sales disruptions and a loss of net sales. In addition, the cost to prosecute infringements of our patents or the cost to defend our products against patent infringement actions brought by others could be substantial. We cannot assure you that:

  •
  pending patent applications will result in issued patents;

  •
  patents issued to or licensed by us will not be challenged by competitors;

  •
  our patents will be found to be valid or sufficiently broad to protect our technology or provide us with a competitive advantage; or

  •
  we will be successful in defending against pending or future patent infringement claims asserted against our products.

        Our competitive position also depends upon unpatented trade secrets. Trade secrets are difficult to protect. Our competitors may independently develop proprietary information and techniques that are substantially equivalent to ours or otherwise gain access to our trade secrets, such as through unauthorized or wrongful disclosure of our trade secrets.

        Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights or the rights of others. Any litigation could result in substantial expense and diversion of attention from our business and may not adequately protect our intellectual property rights.

        In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. In addition, we may not be able to obtain patents or other protections on our future innovations. If our trade secrets become known, or we are unable to protect our future innovations, we may lose our competitive advantages.

Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

        We or our products may become subject to patent or trademark infringement claims or litigation in the United States or abroad, interference proceedings declared by the U.S. Patent and Trademark Office (the "USPTO") to determine the priority of inventions, or other administrative proceedings challenging patent rights or trademark rights in the USPTO or foreign offices. The defense and prosecution of intellectual property suits, USPTO interference proceedings or administrative proceedings are both costly and time consuming. An adverse determination in litigation or administrative proceedings to which we may become a party could:

  •
  subject us to significant liabilities to third parties;

  •
  require disputed rights to be licensed from a third party for royalties that may be substantial; or

  •
  require us to cease using such technology.

        Any of these outcomes could have a material adverse effect on us.

If we breach any of the agreements under which we license commercialization rights to products or technology from others, we could lose license rights that are important to our business.

        We license rights to products and technology that are important to our business and we expect to enter into additional licenses in the future. The products and technology that we currently license account for approximately 43% of our net sales for the six months ended June 26, 2004. We expect that this percentage will increase as we develop and introduce additional licensed products to the market. Under these licenses, we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach a license agreement, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In addition, upon the termination of the license, we may be required to license to the licensor any related intellectual property that we develop. See "Business—Patents, Trademarks and Proprietary Rights."

Increases in the costs of our raw materials may adversely impact our financial performance.

        We purchase large amounts of commodity based raw materials, including oil-derived polymer resins. The costs of our raw materials are subject to price fluctuations as a result of domestic and world commodity market conditions and periodic supply interruptions. Given our competitive markets, it is often not possible to pass all of these increased costs on to our customers.

We depend on third parties to supply raw materials and other components and may not be able to obtain sufficient quantities of these materials, which could limit our ability to manufacture products on a timely basis and could harm our profitability.

        The manufacture of our products requires raw materials and other components that must meet stringent FDA and other regulatory requirements. Some of these raw materials and other components are currently available only from a limited number of suppliers. Identifying alternative suppliers and obtaining approval to change or substitute a raw material or component, or the supplier of a raw material or component, can be time consuming and expensive, because testing, validation and regulatory approval are necessary. Any supply interruption in a limited or sole-sourced component or raw material could materially harm our ability to manufacture our products until a new source of supply, if any, could be found. We may be unable to find a sufficient alternative supply channel in a reasonable time period or on commercially reasonable terms, if at all. If our suppliers are unable to deliver sufficient quantities of these materials on a timely basis, the manufacture and sale of our products may be disrupted and our sales and profitability could be materially adversely affected.

If a natural or man-made disaster strikes one or more of our manufacturing facilities, we may be unable to manufacture certain products for a substantial amount of time and our revenue could decline.

        We have nine manufacturing facilities, which are located in the United States, Germany, England, Italy, Scotland and Mexico. These facilities and the manufacturing equipment and personnel know-how that we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event that one of our facilities was affected by a disaster, we would be forced to attempt to shift production to our other manufacturing facilities or rely on third-party manufacturers, and our other facilities or a third-party manufacturer may not have the capability to effectively supply the affected products. Although we have insurance for damage to our property and the interruption of our business, this insurance may not be sufficient in scope or amount to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We may be subject to work stoppages at our facilities, which could seriously impact the profitability of our business.

        As of June 26, 2004, we had approximately 2,080 employees, of whom approximately 1,110 were employed in the United States and approximately 970 were employed abroad. Approximately 340 of our employees in Latina, Italy and Monterrey, Mexico are subject to collective bargaining agreements or similar arrangements, where work stoppages are relatively common. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to manufacture and deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. In addition, if a greater percentage of our work force becomes unionized, our business and financial results could be materially adversely affected. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on our profitability.

Risks Related to Our Indebtedness

Our substantial level of indebtedness could adversely affect our financial condition.

        We have a substantial amount of indebtedness that requires significant interest payments. As of June 26, 2004, we had approximately $329.0 million of total debt. Our substantial level of indebtedness could have important consequences, including the following:

  •
  limiting our ability to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

  •
  requiring us to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness, which will reduce the funds available to us for purposes such as potential acquisitions, capital expenditures, marketing, development and other general corporate purposes;

  •
  exposing us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest, including through interest rate swap agreements;

  •
  placing us at a competitive disadvantage compared to our competitors that have less debt;

  •
  reducing our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

  •
  making us more vulnerable to general economic downturns and adverse developments in our business.

We require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures depends on our ability to generate cash in the future. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, regulatory, legislative and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

If we incur more indebtedness, the risks associated with our substantial leverage, including our ability to service our indebtedness, will increase.

        The indenture relating to our 8 7/8% senior subordinated notes and the credit agreement governing our credit facility permit us, subject to specified conditions, to incur a significant amount of additional indebtedness. If we incur additional debt above current levels, the risks associated with our substantial leverage, including our ability to service our debt, would increase.

Our obligations under our credit facility are secured by substantially all of our assets.

        Our obligations under our credit facility are secured by liens on substantially all of our and our subsidiaries' assets. If we become insolvent or are liquidated, or if repayment under our credit facility is accelerated, the lenders will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments, including the right to foreclose on all of our assets.

If we fail to meet our payment or other obligations under our credit facility, the lenders under our credit facility can foreclose on, and acquire control of, substantially all of our assets.

        In connection with the incurrence of indebtedness under our credit facility, the lenders under that facility received a pledge of all of the capital stock of our existing domestic subsidiaries and any future domestic subsidiaries and 65% of the capital stock of any of our existing and future foreign subsidiaries. Additionally, these lenders generally have a lien on substantially all of our domestic assets, including our existing and future accounts receivables, cash, inventory, general intangibles, investment property and real property. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the credit facility, the lenders under the credit agreement are entitled to foreclose on and liquidate substantially all of our assets.

The indenture relating to our 8 7/8% senior subordinated notes and our credit facility impose significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

        The indenture relating to our 8 7/8% senior subordinated notes and our credit facility impose, and the terms of any future debt may impose, significant operating and financial restrictions on us. These restrictions, among other things, limit our ability and that of our subsidiaries to:

  •
  incur or guarantee additional indebtedness;

  •
  issue redeemable preferred stock and non-guarantor subsidiary preferred stock;

  •
  pay dividends or make other distributions;

  •
  repurchase our stock;

  •
  make investments;

  •
  sell or otherwise dispose of assets, including capital stock of subsidiaries;

  •
  create liens;

  •
  prepay, redeem or repurchase debt;

  •
  enter into agreements restricting our subsidiaries' ability to pay dividends;

  •
  enter into transactions with affiliates; and

  •
  consolidate, merge or sell all of our assets.

        In addition, our credit facility requires us to maintain specified financial ratios and satisfy other financial condition tests. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities or limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans. A breach of any of those covenants or our failure to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

Risks Related to this Offering

We cannot predict how actively our common stock will trade, the possible volatility of our share price or the effect that these factors may have on the value of the common stock you purchase in this offering.

        The public offering price of our common stock offered by this prospectus will be determined by negotiation between us and the representatives for the underwriters. The price of our common stock after this offering may fluctuate widely. The reasons for these fluctuations may include the investment community's perception of our prospects and of our industry in general. Differences between our actual operating results and those expected by investors and analysts and changes in analysts' recommendations or projections could also affect the price of our common stock. Other factors potentially causing volatility in the price for our common stock may include:

  •
  changes in general economic or market conditions and broad market fluctuations, particularly those affecting the prices of the common stock of companies engaged in businesses similar or related to our business;

  •
  how actively our shares trade; and

  •
  the research reports that industry or securities analysts publish about us or our business.

        We intend to apply to have our common stock listed on the New York Stock Exchange. Such quotation does not, however, guarantee that an active and liquid trading market for our common stock will develop.

Substantial future sales of our common stock in the public market could cause our share price to fall.

        Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have            shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining shares of common stock outstanding after this offering will be available for sale, subject to the 180-day lock up agreements under which our directors, executive officers and all of our stockholders have agreed not to sell or otherwise dispose of their common stock in the public market, and the manner of sale and notice requirements and volume limitations on sales of shares contained in Rule 144 under the Securities Act.

        Any or all of these shares may be released prior to expiration of the 180-day lockup period at the discretion of Lehman Brothers Inc. and Credit Suisse First Boston LLC. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lockup period,            shares of our common stock outstanding after this offering will become available for sale. The remaining shares of common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

        In addition, beginning 180 days after this offering, the holders of approximately            shares of common stock will be entitled to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See "Shares Eligible for Future Sale."

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

        Because shares of our common stock have in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $            per share in pro forma net tangible book value, based on an assumed initial offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus. The exercise of outstanding options may result in further dilution. See "Dilution."

We are subject to anti-takeover provisions which could affect the price of our common stock.

        Certain provisions of Delaware law and of our certificate of incorporation and bylaws to be effective upon the consummation of this offering could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. For example, our certificate of incorporation and bylaws will provide for a classified board of directors, limit the persons who may call special meetings of stockholders and allow us to issue preferred stock with rights senior to those of the common stock without any further vote or action by our stockholders. In addition, we will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying, deterring or preventing another party from acquiring control of our company. These provisions could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or may otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could have a material adverse effect on the market price of our common stock.

We do not intend to pay dividends, which may limit the return on your investment in us.

        We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, you may not realize a return on your investment unless our common stock appreciates in value, which may not occur.

We will incur increased costs as a result of being a publicly held company.

        As a public company, we annually incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we will be adding independent directors and creating additional board committees, as well as implementing additional policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with holding annual meeting of our stockholders.

        We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. As a result, we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Consequently, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate with assurance the amount of additional costs we may incur or the timing of such costs.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future net sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information and, in particular, appear under the headings "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.

        There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading "Risk Factors." As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

  •
  our limited operating history as a stand-alone, combined entity;

  •
  the demand for and market acceptance of our services and products, particularly PIVCs;

  •
  competition and adverse pricing pressure;

  •
  our ability to keep pace with changing technologies, regulatory requirements and market expectations;

  •
  changes in the availability and levels of reimbursement for the purchase or use of our products by third-party payors, such as government healthcare programs and private health insurers;

  •
  changes in competitive, political and economic conditions in the markets or countries in which we operate;

  •
  our ability to attract and retain qualified personnel;

  •
  changes in, or failure to comply with, federal, state, local and/or foreign governmental regulations;

  •
  our ability to obtain FDA clearances or approvals for our products;

  •
  liability relating to our services and products and other claims asserted against us;

  •
  our ability to protect our patents and other intellectual property, as well as successfully defend against claims brought by our competitors under their patents and intellectual property;

  •
  our ability to maintain licenses for certain products and technology; and

  •
  changes in prevailing interest rates.

        There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

        All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $             million from this offering, based on an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

        We intend to use the net proceeds from this offering to:

  •
  redeem all of our outstanding participating preferred stock held by our equity sponsor for approximately $             million, all of our outstanding participating preferred stock held by management for approximately $             million, and all options to purchase shares of our participating preferred stock for approximately $             million;

  •
  redeem $             million in aggregate principal amount of our outstanding 8 7/8% senior subordinated notes due May 15, 2013 at a redemption price equal to 108.875% of principal, plus accrued and unpaid interest;

  •
  repay $             million of our term loan that currently bears interest at LIBOR plus an applicable margin of 3.0% and matures on May 21, 2009; and

  •
  make a final lump sum payment of $             million to our equity sponsor to terminate the annual advisory fees payable under our management agreement with them.

        The redemption price for our participating preferred stock is equal to the original issuance price of such shares, plus a liquidation participation amount. The liquidation participation amount is calculated as if we liquidated our company on the date of this prospectus, using the initial public offering price of our common stock to establish the amount available for distribution to the holders of our capital stock. Based on an assumed initial public offering price of our common stock of $            per share, the midpoint of the range set forth on the cover page of this prospectus, the aggregate redemption price for our participating preferred stock (including amounts payable in connection with the cancellation of outstanding options to purchase shares of our participating preferred stock) will be $             million. For a description of our outstanding participating preferred stock, see "Certain Relationships and Related Party Transactions—The Equity Investment."

DIVIDEND POLICY

        We intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. Any determination to pay cash dividends will be at the discretion of our board of directors and will depend on our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant. See "Description of Our Indebtedness."

        We are a holding company and have no direct operations. Our ability to pay dividends depends, in part, on the ability of our subsidiaries to pay distributions to us. Both the 8 7/8% senior subordinated notes and our credit facility limit Medex's ability to pay dividends to us unless, among other matters, Medex satisfies specific financial measures.

CAPITALIZATION

        The following table sets forth our capitalization as of June 26, 2004:

  •
  on an actual basis; and

  •
  as adjusted to give effect to the merger, the sale of a total of            shares of common stock in this offering at an assumed public offering price of $             per share, the midpoint of the range set forth on the cover of this prospectus, and the application of the proceeds therefrom.

        This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 26, 2004
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$25,544	$

Short-term debt
Current portion of long-term debt	8,500
Long-term debt
Bank borrowings	120,525
Senior subordinated notes	200,000

Total debt	329,025
Stockholders' equity:
Preferred stock, $.01 par value, 25,000,000 shares authorized actual and as adjusted; 17,773,826 shares issued and outstanding and shares issued and outstanding as adjusted	91,256
Common stock, $.01 par value, 25,000,000 shares authorized actual and shares authorized as adjusted, 1,974,870 shares issued and outstanding actual and shares issued and outstanding as adjusted	9,730

Accumulated other comprehensive income	4,589
Retained earnings	5,067

Total stockholders' equity	110,642

Total capitalization	$439,667	$

        The number of shares of common stock excludes:

  •
  1,933,465 shares of common stock issuable upon exercise of options outstanding as of June 26, 2004, under our employee option plans, with a weighted average exercise price of $2.13 per share; and

  •
              additional shares of common stock reserved for issuance under our employee option plans.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding. Investors participating in this offering will incur immediate, substantial dilution.

        Our net tangible book value at June 26, 2004, before adjustment for this offering, was approximately $110.6 million, or approximately $5.60 per share. After giving effect to the sale of            shares of common stock in this offering, at an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated offering expenses, our as adjusted net tangible book value at June 26, 2004 would have been $            , or $            per share. This represents an increase in net tangible book value of $            per share to our existing stockholders and an immediate dilution (i.e., the difference between the public offering price per share and the net tangible book value per share adjusted for this offering) at June 26, 2004 of $            per share to purchasers of the common stock offered hereby. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Net tangible book value per share at June 26, 2004		$5.60
Increase in net tangible book value per share attributable to the new investors	$
As adjusted net tangible book value per share after this offering			$
Dilution per share to new investors			$

        Assuming the underwriters' over-allotment option is exercised in full, the net tangible book value at June 26, 2004 would have been $            , or $             per share, the immediate increase in net tangible book value of stock owned by existing stockholders would have been $            per share, and the immediate dilution to purchasers of the common stock in this offering would have been $            per share.

        The following table summarizes at June 26, 2004, after giving effect to the sale of            shares of common stock at an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, the number of shares of common stock purchased from us, the total consideration paid to us for those shares and the consideration given by the existing stockholders and by the new investors, assuming approximately            shares of common stock are outstanding:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100.00%			$100.00%

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

        The following unaudited pro forma combined statement of operations for the year ended December 31, 2003 is based upon the historical financial statements of Medex and Jelco after giving effect to (1) the recapitalization, (2) the purchase of certain assets of Jelco by Medex, including the financing thereof, using the purchase method of accounting and (3) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial statements (the "Transactions").

        The unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 gives effect to the Transactions as if each occurred on January 1, 2003. The unaudited pro forma consolidated statement of operations data for the period then ended were derived from Medex's audited consolidated statement of operations as of December 31, 2003 and Jelco's unaudited statement of direct revenues and expenses for the period from January 1, 2003 to March 30, 2003 and the period from March 31, 2003, to May 21, 2003. The unaudited pro forma consolidated statement of operations data excludes non-recurring items directly attributable to the Transactions.

        The historical financial statement data of Jelco are not intended to be a complete presentation of the financial position, results of operations or cash flows of Jelco in conformity with generally accepted accounting principles. Prior to the closing of the Transactions, Jelco operated as part of Johnson & Johnson. Consequently, Jelco's financial statements for the period from January 1, 2003 to March 30, 2003 and the period from March 31, 2003 to May 21, 2003 have been derived from the consolidated financial statements and accounting records of Johnson & Johnson and only present the direct revenues and expenses, including allocated expenses, and reflect significant assumptions and allocations. These "special purpose" financial statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of Jelco in conformity with accounting principles generally accepted in the United States.

        The unaudited pro forma consolidated financial statement data are based on estimates and assumptions set forth in the notes to such information. Pro forma adjustments are necessary to reflect the amortization expense related to amortizable intangible assets, changes in depreciation and amortization expense resulting from fair value adjustments to net tangible assets, interest expense, and the income tax effect related to the pro forma adjustments.

        The unaudited pro forma consolidated financial statement data are presented for informational purposes only and have been derived from, and should be read in conjunction with, our historical consolidated financial statements, including the notes thereto. The pro forma adjustments, as described in the notes to the unaudited pro forma condensed consolidated financial statement data, are based on currently available information and certain adjustments that we believe are reasonable. They are not necessarily indicative of our financial position or results of operations that would have occurred had the Transactions taken place on the date indicated, nor are they necessarily indicative of our future financial position or results of operations and should not be relied on as such.

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2003
(Dollars in thousands)

	Medex	Jelco Period from January 1, 2003 to March 30, 2003(a)(b)		Jelco Period from March 31, 2003 to May 21, 2003(a)(c)		Total Jelco		Pro Forma Adjustments		Pro Forma Condensed Combined
Net Sales	$219,110	$50,891		$30,870		$81,761				$300,871
Cost of goods sold	124,568	27,733		18,814		46,547	(d)	564	(e)	171,679
Selling, general and administrative expenses	76,072	12,399	(f)	8,068	(f)	20,467	(f)	1,192	(g)	97,731
Loss from operations of abandoned facility	2,132 (h)	—		—		—		—		2,132

Total operating expenses	202,772							1,756		271,542	(i)

Operating earnings	16,338							(1,756)		29,329	(i)

Interest expense, net	20,240	140		46		186		5,794	(j)	26,220
Loss on early extinguishment of debt	3,727 (k)									3,727
Other	(703)	(507)		(184)		(691)		743	(l)	(651)

Income (loss) before taxes	(6,926)							(8,293)		33	(i)
Income tax expense	460	167		63		230		(230	)(m)	460

Net income (loss)	$(7,386)							$(8,063)		$(427	)(i)

Jelco total expense, net		39,932		26,807		66,739

Direct revenues in excess of expenses		$10,959		$4,063		$15,022

See accompanying notes to unaudited combined pro forma statement of operations.

Notes to Unaudited Pro Forma
Combined Statement of Operations
(Dollars in thousands)

(a)
Reclassifications have been made to the historical presentation of Jelco in order to conform to the unaudited pro forma combined presentation.

(b)
Jelco amounts included herein were obtained from the unaudited statement of direct revenues and expenses for the three month period from January 1, 2003 to March 30, 2003.

(c)
Jelco amounts included herein were obtained from the internal unaudited statement of direct revenues and expenses for the period from March 31, 2003 through May 21, 2003.

(d)
In December of 2002 Jelco had reduced production levels, causing a higher level of idle capacity which resulted in an increase in the value assigned to inventory. Due to this higher valued inventory, the gross margin was adversely affected in the first half of 2003 as this inventory was sold.

(e)
Represents adjustments to cost of sales for the following items for the year ended December 31, 2003:

Elimination of pension and other post-employment benefits(1)	$(608)
Incremental depreciation of fixed assets	1,172

Total	$564

    (1)
    Reflects the adjustment to eliminate allocated pension expense related to Jelco employees' participation in the seller's pension and other defined benefit plans. The combined company assumed neither the plans nor the obligations to vested employees and the combined company does not plan to replicate or replace such benefits.

(f)
Selling, general and administrative expenses of Jelco consist of the following:

	January 1, 2003 through March 30, 2003	March 31, 2003 through May 21, 2003	Total Jelco
Selling and marketing	$9,073	$5,540	$14,613
General and administrative	1,083	1,984	3,067
Research and development	332	190	522
Distribution	1,911	354	2,265

Total selling, general and administrative expenses	$12,399	$8,068	$20,467

(g)
Represents adjustments to selling, general and administrative expenses for the following items for the year ended December 31, 2003:

Incremental depreciation of fixed assets	$24
Incremental amortization of intangibles	1,403
Elimination of pension and other post-employment benefits(1)	(235)

Total	$1,192

    (1)
    Reflects the adjustment to eliminate allocated pension expense related to Jelco employees' participation in the seller's pension and other defined benefit plans. The combined company assumed neither the plans nor the obligations to vested employees and the combined company does not plan to replicate or replace such benefits.

(h)
As a result of the Jelco acquisition, we decided to close our Costa Rica manufacturing facility and relocate our operations to Jelco's Monterrey, Mexico facility.

(i)
Pro forma condensed combined totals include amounts related to Jelco financial information had they been presented in Medex's historical presentation as follows:

	January 1, 2003 through March 30, 2003	March 31, 2003 through May 21, 2003	Total Jelco
Operating expenses	$40,132	$26,882	$67,014
Operating earnings	$10,759	$3,988	$14,747
Income (loss) before taxes	$11,099	$4,153	$15,252
Net income (loss)	$10,959	$4,063	$15,022
(j)
Reflects pro forma interest expense resulting from the new capital structure based on a three-month LIBOR rate of 1.32% as of May 2003, as follows:

Commitment fees(1)	$200
Term loan B(2)	6,572
Senior subordinated notes(3)	17,750

Cash interest expense on new debt	24,522
Amortization of deferred financing fees(4)	1,634

Pro forma total interest expense on new debt	26,156
Plus: interest expense on patent obligations(5)	64
Less: interest expense recorded by Medex	(20,240)
Less: interest expense recorded by Jelco	(186)

Pro forma adjustment	$5,794

    The accrual interest rates on new debt are subject to change based on prevailing market conditions at the time the debt is issued.

    (1)
    Reflects commitment fees of 0.50% on undrawn funds under the revolving credit facility of $40.0 million.

    (2)
    Reflects pro forma interest expense on the term loan B based on an outstanding balance of $130.0 million, quarterly principal payments of $0.3 million and an interest rate of LIBOR plus 3.75%.

    A 0.125% change in interest rates would result in a change in the pro forma interest expense of $0.2 million related to the variable term loan for the year ended December 31, 2003.

    (3)
    Reflects pro forma interest expense on the senior subordinated notes having an outstanding balance of $200.0 million and an interest rate of 8.875%.

    (4)
    Reflects amortization of deferred financing fees over the term of the related facility (five years for the revolving credit facility, six years for the term loan B, and ten years for the senior subordinated notes). The following is a summary of deferred financing fees:

	Fees	Term of Agreement	Annual Amortization
Revolver	$1,035	5	207
Term loan B	3,362	6	560
Senior subordinated notes	8,671	10	867

Amortization of deferred financing fees			$1,634

    (5)
    Reflects the reclassification of $0.2 million related to Jelco interest expense on patent obligations included in other (income) expense for the period ended May 21, 2003.

        The following is a summary of the assets acquired and the liabilities assumed as of June 26, 2004:

Value at May 21, 2003
Cash	$1,220
Inventory	33,352
Long-lived assets	95,743
Other assets	517
Intangible assets	108,800
Goodwill	114,055

Total assets acquired	353,687
Liabilities	(10,770)

Net assets acquired	$342,917

        Reconciliation of purchase price:

Purchase price	$340,000
Closing adjustments	(596)
Transaction costs	3,513

Total costs	$342,917

(k)
As a result of the recapitalization on May 21, 2003, we incurred losses related to the early payment of certain debt obligations to write off our debt issue costs.

(l)
Reflects the elimination of royalty income of $0.7 million for the period ended May 21, 2003, as the rights to receive such royalties were retained by the seller.

(m)
Reflects Jelco tax expense for income earned in Monterrey, Mexico. As there is a pro forma condensed combined loss before taxes, this balance has been eliminated.

SELECTED HISTORICAL FINANCIAL DATA

        We derived the Medex Holdings historical information from the unaudited consolidated financial statements of Medex Holdings as of and for the six months ended June 28, 2003 and June 26, 2004 and from the audited consolidated financial statements of Medex Holdings as of and for the years ended December 31, 2003, December 31, 2002, and as of December 31, 2001 and for the period from February 9, 2001 (date operations commenced) through December 31, 2001. Information was also derived from the unaudited predecessor financial statements for the year ended January 29, 2000 and the period from January 30, 2000 through December 31, 2000 and January 1, 2001 through February 8, 2001. The results presented for the year ended December 31, 2003 include results of the Jelco business since May 21, 2003. The information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The historical results included below and elsewhere in this document are not indicative of the future performance of Medex Holdings.

	Predecessor(1)
	Year Ended January 29, 2000(2)	Period from January 1, 2000 to January 29, 2000	Period from January 30, 2000 to December 31, 2000	Year Ended December 31, 2000	Period from January 1, 2001 to February 8, 2001(3)	Period from February 9, 2001 to December 31, 2001	Year Ended December 31, 2001(3)	Year Ended December 31, 2002	Year Ended December 31, 2003	Six Months Ended June 28, 2003(4)	Six Months Ended June 26, 2004(4)
	(in thousands, except per share amounts)
Statement of operations data:
Net sales	$101,675	$7,231	$78,859	$86,090	$9,884	$80,981	$90,865	$100,757	$219,110	$70,861	$159,065
Cost of good sold	63,136	4,868	51,335	56,203	5,928	50,026	55,954	59,004	124,568 (5)	42,108 (5)	74,590

Gross margin	38,539	2,363	27,524	29,887	3,956	30,955	34,911	41,753	94,542	28,753	84,475
Selling, general and administrative expenses	34,411	2,363	26,210	28,573	3,075	24,890	27,965	33,389	76,072 (6)	23,665	48,805
Loss from operations of abandoned facility(7)	—	—	—	—	—	—	—	59	2,132	1,749	—

Operating earnings	4,128	—	1,314	1,314	881	6,065	6,946	8,305	16,338	3,339	35,670
Interest expense (income)	207	76	(923)	(847)	(145)	4,581	4,436	7,159	20,240	5,841	11,638
Loss on early extinguishment of debt	—	—	—	—	—	396	396	2,549	3,727 (8)	3,701 (8)	—
Other (income) expense	13	(464)	(318)	(782)	(57)	(236)	(293)	(555)	(703)	(193)	1,679

Income (loss) before taxes	3,908	388	2,555	2,943	1,083	1,324	2,407	(848)	(6,926)	(6,010)	22,353
Income tax expense (benefit)	2,320	106	703	809	275	1,158	1,433	848	460	(2,267)	2,914

Net income (loss)	$1,588	$282	$1,852	$2,134	$808	$166	$974	$(1,696)	$(7,386)	$(3,743)	$19,439

Net income (loss) per share:
Basic	n/a	n/a	n/a	n/a	n/a	$0.05	n/a	$(0.42)	$(0.36)	$(0.17)	$0.98
Diluted	n/a	n/a	n/a	n/a	n/a	$0.05	n/a	$(0.42)	$(0.36)	$(0.17)	$0.90
Weighted average number of shares used in per share calculations:
Basic	n/a	n/a	n/a	n/a	n/a	3,409	n/a	4,031	20,695	21,506	19,749
Diluted	n/a	n/a	n/a	n/a	n/a	3,409	n/a	4,031	20,695	21,506	21,683
Balance sheet data (at period end):
Cash and cash equivalents	$2,128	n/a	$1,959	$1,959	n/a	$1,252	$1,252	$1,282	$23,860	$5,574	$25,544
Total assets	134,871	n/a	136,123	136,123	n/a	64,273	64,273	71,538	474,184	457,823	490,535
Total debt	—	n/a	414	414	n/a	33,131	33,131	61,300	329,350	330,000	329,025
Redeemable warrants(9)	—	—	—	—	n/a	5,355	5,355	—	—	—	—
Stockholders' equity (deficit)(10)	116,548	n/a	123,411	123,411	n/a	(970)	(970)	(3,660)	90,523	91,470	110,642

(1)
The predecessor's former parent company and the predecessor were purchased on October 27, 1999 by Saint-Gobain. Saint-Gobain elected not to allocate any purchase price to the predecessor, accordingly the financial statements of the predecessor are presented on a historical basis. Both the predecessor's former parent company and Saint-Gobain charged certain general and administrative support services to the predecessor. In the opinion of management, these charges have been determined on a reasonable basis and reflect the expenses of the predecessor as operated by the parent. However, the charges for the support services were not necessarily indicative of the level of expenses that might have been incurred had the predecessor been operating as a stand-alone entity.

(2)
The fiscal year ended January 29, 2000 includes the operating results and certain assets and liabilities of the silicone extension and liquid injection molding business ("Silicone Business"). This business was not part of the management buyout, which was completed on February 9, 2001. Saint-Gobain relocated and integrated the Silicone Business into their operations during 2000. The operating results of subsequent periods do not reflect the results of the Silicone Business.

(3)
The information provided in the period from January 1, 2001 to February 8, 2001 is derived from our unaudited internal records for that period and includes allocations related to support functions provided by Saint-Gobain made by management. The information for the year ended December 31, 2001 has been included to provide more meaningful and comparable information to the readers of this prospectus but may not provide complete GAAP measures of our operations.

(4)
We report our quarterly financial results based on three fiscal month periods, with each fiscal month ending on a Saturday. Our fiscal year, however, ends on December 31, regardless of whether such date is a Saturday. As a result, our second and third quarters each consist of 91 days, but the number of days in our first and fourth quarters may vary. For example, in 2003 our first quarter consisted of 88 days and our fourth quarter consisted of 95 days, and in 2004 our first quarter consisted of 87 days and our fourth quarter will consist of 97 days.

(5)
Includes a purchase accounting adjustment of $5.9 million related to the write-up of Jelco inventory.

(6)
Includes a one-time charge for the Jelco acquisition of $8.4 million related to management retention and non-compete bonuses and compensation expense related to the payment of equity awards.

(7)
As a result of the Jelco acquisition, we decided to close our Costa Rica manufacturing facility and relocate our operations to Jelco's Monterrey, Mexico facility.

(8)
As a result of the recapitalization on May 21, 2003, we incurred losses related to the write-off of our debt issuance costs, resulting from the early payment of certain debt obligations.

(9)
In conjunction with the purchase and financing of our management buyout on February 9, 2001, we issued warrants giving Saint-Gobain and various lenders the right to purchase up to 4.6 million shares of common stock of MedVest at an exercise price of $0.001 per share. MedVest had the right to repurchase all outstanding warrants and did so during fiscal year 2002.

(10)
Equity as of February 8, 2001 consisted of invested capital from Saint-Gobain. See note 1 above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations is based on Medex Holdings's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. On an ongoing basis, our management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. If actual amounts are ultimately different from previous estimates, the revisions are included in our results for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our consolidated financial statements. The following discussion should be read together with "Selected Historical Financial Data," and our consolidated financial statements and the related notes included elsewhere in this prospectus. References to "fiscal year" mean the year ending December 31 for Medex Holdings.

Overview

        We manufacture and market a broad range of critical care medical products. Our products are used primarily in acute care settings for a variety of both diagnostic and therapeutic procedures. Our focus is on products for: anesthesia departments; operating rooms; adult, pediatric and neonatal intensive care units; catheterization and radiology laboratories; and respiratory departments. The acquisition of the Jelco business on May 21, 2003 allowed us to offer customers a complete fluid and drug infusion system comprised of infusion pumps, fluid and drug administration products, and central venous and peripheral intravenous catheters, all of which function together to safely deliver measured doses of fluids and drugs into a patient's vascular system. We also manufacture and market invasive pressure monitoring systems, cath lab packs and accessories and respiratory products.

        Our net sales, which we record in one reportable segment, are derived primarily from sales of infusion systems, pressure monitoring systems, cath lab packs and accessories, and respiratory products, which comprised 80.8%, 9.1%, 9.2% and 0.9% of our net sales, respectively, for the six months ended June 26, 2004. The mix of net sales has changed over the past few years, primarily due to the acquisition of Jelco, which expanded our sales of PIVCs. Approximately 63.4% and 30.5% of our net sales for the six months ended June 26, 2004 were from U.S. and European sales, respectively. Less than 6.1% of our net sales for the six months ended June 26, 2004 were from sales in Canada, Asia and Latin America. The geographic distribution of our net sales has remained relatively stable during the past three fiscal years, despite a slight decrease in the percentage of our net sales derived from our international operations, due to increased sales in North America of PIVCs. Our international net sales are sensitive to the risks associated with our international operations, as their contribution to our net sales has increased. The risks include adverse fluctuations in exchange rates and additional regulatory requirements, each of which could affect our business and results of operations in the future.

        We sell our products, both directly and indirectly, to a diverse group of customers in the healthcare industry. Our primary markets consist of acute care centers, alternate care facilities, and OEM medical devices companies in North America, Europe and other geographic locations worldwide. Although we market our products to healthcare professionals, who are the ultimate end users of our products and drive our sales growth, we typically sell our products to distributors and OEMs, which then supply our products to the end-user market.

        In response to the pressures in the United States to control medical costs, hospitals and other potential customers for our products are increasingly combining their purchasing power through GPOs and IDNs. A GPO is a third-party purchasing organization that negotiates pricing for its member hospitals. GPOs monitor member compliance to ensure minimum purchasing levels from contracted suppliers of approved products. IDNs are groups of hospitals that join together to maximize certain functions, such as purchasing, for the benefit of the group. Although the level of compliance varies by product, GPO and member hospital, it is significantly easier to sell to a hospital if a group contract is present. We have long-standing GPO contracts with the largest GPOs in the country, including Premier, Inc., Novation, LLC/VPIA Inc. and the University Health System Consortium, AmeriNet, Inc., Consorta, Inc. and MedAssets, Inc.

        We also sell products to other medical device manufacturers on an OEM basis. Our OEM sales are typically made to other medical manufacturers, distributors and providers of cath lab packs who incorporate our products into their product offerings. In addition, we customize existing designs to the OEM's specifications. We have supply agreements with several OEM customers. Our OEM contracts typically specify delivery and ordering schedules, quality specifications and net price levels. Meeting customer delivery and quality requirements are the most important factors in determining the ability to retain these accounts.

        We price our products competitively, and our product prices have remained relatively stable.

        Increases in our international net sales over the last three years have been driven in part by the Jelco acquisition and the strengthening of the euro against the U.S. dollar. In periods in which the euro strengthens against the U.S. dollar, our international net sales increase because our euro denominated net sales will translate into a greater number of U.S. dollars. Conversely, in periods in which the euro weakens against the U.S. dollar, our international net sales decrease because our euro denominated net sales will translate into fewer U.S. dollars.

        Our growth will depend, in part, on our ability to continue to provide our customers with systems solutions, expand into the alternate care market, leverage our GPO and IDN relationships, and introduce new products. In addition, we intend to expand our direct sales presence into new markets, as well as increase our sales coverage in existing markets.

        Since the Jelco acquisition, our profitability improved due to higher margin sales related to the PIVCs. For the six months ended June 26, 2004, we saw gross margins increase to 53.1%, compared to 40.6% for the six months ended June 28, 2003. This has been tempered by an increase in our selling, general and administrative costs as a percentage of our net sales, driven primarily by increased costs associated with the Jelco acquisition.

        Our management reviews and analyzes several key performance indicators in order to manage our business and assess the quality of and potential variability of our earnings and cash flows. These key performance indicators include:

  •
  net sales, which are an indicator of our overall business growth;

  •
  gross margin, which is an indicator of both our product mix, general pricing and competitive pressures, and our cost of our products;

  •
  operating expenses as a percentage of revenue, which is an indicator of the efficiency of our business and our ability to manage our business to budget; and

  •
  collection of receivables, which is an indicator of our success in collecting the revenue from our sales and is used by management to plan our cash needs and establish proper reserves.

The Jelco Acquisition

        On May 21, 2003, we acquired the Jelco business from Ethicon for $340.0 million, which we funded with proceeds from Medex's offering of $200.0 million in aggregate principal amount of 8 7/8% senior subordinated notes, from borrowings under our credit facility and from the proceeds of an equity investment by an affiliate of One Equity Partners. Through this acquisition, we acquired the worldwide assets of Jelco and certain of its affiliates, as well as liabilities arising upon or after the closing of the acquisition. In December 2003, we recorded $1.9 million in employee separation costs related to the reorganization of the Jelco business. To facilitate smooth client transition, we entered into a transition services agreement under which Ethicon and certain of its affiliates provided us with customary post-closing services such as distribution, customer service, credit and collections, systems support and various other functions at mutually agreed upon costs. We have completely transitioned all operations in the United States, the United Kingdom, Germany, France and Italy. We continue to use Ethicon to provide distribution services to us in certain foreign countries, including Spain, Portugal and Argentina, which we expect to completely transition to our own distribution affiliates in the third quarter of 2004.

Critical Accounting Policies

        Certain amounts in our financial statements require that management make assumptions and estimates based on the best available information at that time. Actual results could vary from these estimates and assumptions. While a summary of our significant accounting policies can be found in Note 1 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Revenue Recognition.    We recognize sales upon transfer of title to the customer, which generally occurs at the time of shipment. Because we enter into rebate arrangements with certain distributors and customers, who require us to make rebate payments to them, we estimate amounts due under these arrangements at the time of shipment. Net sales are based upon the amounts invoiced for the shipped goods less estimated future rebates, allowances for estimated returns, promotions and other discounts. These estimates are based upon our historical experience and the terms under current rebate agreements. Revisions to these estimates are recorded in the period in which a change in factors or circumstances becomes known.

        Business Combinations, Goodwill and Intangible Assets.    We account for all business combinations as purchase transactions, resulting in goodwill. Goodwill represents the price paid for net assets acquired in excess of their fair market value. In connection with the Jelco acquisition, we recorded as goodwill approximately $114.1 million of cost in excess of Jelco assets. Goodwill and intangible assets not subject to amortization are reviewed for impairment annually or when circumstances indicate that the carrying amount may be impaired. No impairment charges have been recorded for any periods presented. Intangible assets subject to amortization are primarily product and manufacturing technology, which are amortized using the straight line method over 9 to 20 years.

        Product Warranties.    We determine warranty provisions related to product sales based upon an estimate of costs that may be incurred under warranty and other post-sales support programs. We review our assumptions and estimates periodically to account for changes in factors such as material costs, wages and warranty claim experience.

        Receivables and the Allowance for Doubtful Accounts.    We provide an allowance for doubtful accounts based upon continual evaluations of our customers' financial health, the current status of their trade receivables and any historical write-off experience. We maintain both specific customer reserves as well as general reserves. General reserves are based upon our historical bad debt experience, overall review of our aging of accounts receivable balances and general economic conditions of our industry or geographical regions.

        Valuation of Inventory.    When necessary, we provide allowances to adjust the carrying value of our inventory to the lower of cost or net realizable value, including deducting any selling or disposal costs. The determination of the status of inventory items as slow moving, obsolete or in excess of needs requires us to make estimates about the future demand for our products. These future demand estimates are subject to the ongoing success of our products and management's forecasts about market conditions and industry trends.

        Asset Impairments.    We review our operations to ascertain whether our tangible fixed assets, goodwill and other intangibles have been impaired. We recognize an impairment loss by writing the assets down to fair market value if the sum of expected future undiscounted cash flows from operating activities is less than the carrying amount of the assets. The estimate of the future undiscounted cash flows is based upon operating projections, which include current results, trends and business assumptions. We recorded no impairment charges in the first half of fiscal year 2004, however during the first half of fiscal year 2003, we recorded a charge for impaired assets related to an abandoned facility of $1.0 million. We recorded no impairment charges in fiscal 2002 or 2001.

        Accruals for Self-Insurance.    We make self-insurance accruals for certain claims associated with employee healthcare, workers' compensation and general liability insurance. We evaluate our self-insurance accruals based upon historical loss development factors and current events, such as serious health conditions and workers' compensation judgments.

        Income Taxes.    We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of such assets and liabilities. We regularly review our deferred tax assets for recoverability and maintain a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. We have a valuation allowance against the domestic deferred tax assets as well as most of the foreign deferred tax assets due to uncertainties surrounding the expected realization of these assets.

Net Sales Data

        The following table sets forth the amount of net sales and the percentage of net sales attributed to sales in North America (which comprises the United States and Canada), Europe (which primarily comprises Germany, Italy, the United Kingdom, Switzerland and France) and the rest of the world, in each case for the six months ended June 26, 2004 and June 28, 2003, and for the three years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
							Six Months ended June 28, 2003		Six Months ended June 26, 2004
	2001		2002		2003
	(Dollars in thousands)
North America	$49,816	61.5%	$59,682	59.2%	$143,398	65.4%	$42,638	60.2%	$103,910	65.3%
Europe	29,333	36.2%	37,847	37.6%	64,823	29.6%	28,214	39.8%	48,544	30.5%
Other	1,832	2.3%	3,228	3.2%	10,889	5.0%	9	0.0%	6,611	4.2%

Total	$80,981	100.0%	$100,757	100.0%	$219,110	100.0%	$70,861	100.0%	$159,065	100.0%

Results of Operations

  Six Months Ended June 26, 2004 Compared to Six Months Ended June 28, 2003

        The following summary table presents a comparison of our results of operations for the six month periods ended June 26, 2004 and June 28, 2003 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Six Months Ended June 28, 2003	Six Months Ended June 26, 2004	Percent Change
	(In thousands)
Net sales	$70,861	$159,065	124.5%
Cost of goods sold	42,108	74,590	77.1%
Gross margin	28,753	84,475	193.8%
Selling, general and administrative expenses	23,665	48,805	106.2%
Depreciation and amortization	4,116	12,917	213.8%
Interest expense	5,841	11,638	99.2%
Income tax expense (benefit)	(2,267)	2,914	—
Net Income (loss)	(3,743)	19,439	—

        Net Sales.    Net sales increased by $88.2 million, or 124.5%, to $159.1 million for the first six months of 2004 compared to $70.9 million in 2003. The increase in sales was primarily attributed to an increase of $82.0 million in sales from the acquired Jelco business. Contributing to the increase were favorable traditional Medex sales of $6.2 million, an increase of 11.8% compared to the same period from the prior year.

        North American net sales increased by $61.3 million, or 143.7%, to $103.9 million for the first six months of 2004 compared to $42.6 million in 2003. The increase was primarily attributed to an increase of $57.5 million in sales from the acquired Jelco business, increased pumps and accessories sales of $3.0 million and favorable disposable sales of $0.8 million. Sales were favorable for the first six months of 2004 despite the period having two fewer business days when compared to the corresponding period of 2003.

        European net sales increased by $20.3 million, or 72.1%, to $48.5 million for the first six months of 2004 compared to $28.2 million in 2003. The increase was primarily attributed to $16.8 million in sales from the acquired Jelco business. In addition, we benefited from favorable foreign exchange rate fluctuations of $4.4 million. Offsetting these increases was a decrease in traditional Medex product sales of $0.9 million in the European market, primarily a result of the first six months having two fewer business days when compared to the corresponding period of fiscal year 2003.

        Direct rest of world sales increased $6.6 million in the first six months of 2004. This increase is attributable to starting direct sales operations in Japan and Brazil in 2004.

        Cost of Goods Sold and Gross Margin.    Cost of goods sold increased $32.5 million, or 77.1%, to $74.6 million for the first six months of 2004 compared to $42.1 million in 2003. Gross margin for the first six months of 2004 increased $55.7 million, or 193.8%, to $84.5 million from $28.8 million during the comparable period of 2003. Gross margin as a percentage of net sales increased to 53.1% for the first six months of 2004 from 40.6% in 2003. The increase in gross margin as a percentage of net sales is primarily a result of higher margins on the Jelco product line, as well as increased high margin syringe pump sales. During the six-month period ended June 26, 2004, a larger proportion of sales were sold to end customers through third-party distributors rather than through Johnson & Johnson distribution channels under the transition services agreement, resulting in higher gross margins. In addition, we generated savings over last year of approximately $1.4 million, or 0.9% of net sales, through cost reduction activities, primarily material cost improvements and shifting manufacturing to lower cost environments.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased $25.1 million, or 106.2%, to $48.8 million in the first six months of 2004 compared to $23.7 million in 2003. Selling, general and administrative expenses as a percentage of net sales decreased to 30.7% for the first six months of 2004 compared to 33.4% for the corresponding period in 2003. The increase in selling, general and administrative expenses is primarily due to increased costs related to the Jelco business and one-time costs related to the integration of the Jelco acquisition totaling $2.7 million, or 1.7% of sales. These costs include management retention bonuses, debt registration fees, branding campaign costs, as well as severance and relocation costs. In addition, we incurred information system costs for converting the Jelco business from Johnson & Johnson systems to Medex systems. Included in the costs related to the Jelco acquisition are management fees payable to One Equity Partners of $1.2 million in the first half of 2004 that were not incurred in the corresponding period of 2003. The operating expenses are favorable as a percentage of sales primarily due to our ability to leverage the existing infrastructure on increased sales.

        Depreciation and Amortization.    Depreciation and amortization expenses increased $8.8 million, or 213.8%, to $12.9 million in the first six months of 2004 compared to $4.1 million in 2003. The increase in depreciation and amortization is primarily due to the depreciation on acquired Jelco facilities and equipment, as well as amortization of patents and manufacturing technology attributed to the acquisition.

        Interest Expense.    Interest expense increased by $5.8 million, or 99.2%, to $11.6 million in the first six months of 2004 compared to $5.8 million in 2003. Outstanding borrowings under various long-term obligations totaled approximately $329.0 million at June 26, 2004 compared to $330.0 million at June 28, 2003. The increase in interest expense is a result of additional borrowings to finance the Jelco acquisition on May 21, 2003. For further information regarding our external indebtedness, see Note 6 of our interim unaudited condensed consolidated financial statements.

        Income Taxes.    Income tax expense increased $5.2 million to $2.9 million in the first six months of 2004 compared to a benefit of $2.3 million for the comparable period of 2003. The increase is attributable to a shift from a pre-tax loss position to pre-tax income in the United States and the significant increase in the profitability of foreign operations as a result of the Jelco acquisition. The second quarter 2004 tax expense is generally lower than the federal statutory rate of 35% due to a reduction in the valuation allowance previously offsetting domestic deferred tax assets, including net operating losses carried over from prior tax periods. The reduction in the valuation allowance has only been done to the extent necessary to offset the year to date domestic income. A valuation allowance continues to be maintained for the remaining domestic and foreign deferred tax assets. We will continue to evaluate the operations in each jurisdiction in determining the need to adjust our valuation allowances.

        Net Income (Loss).    We recorded net income of $19.4 million for the first six months of 2004 compared to a net loss of $3.7 million in 2003. The increase was primarily due to the addition of the Jelco business, offset by increased interest expense as a result of financing for the Jelco acquisition. As a result of the recapitalization that occurred on May 21, 2003, we incurred losses of $3.7 million in the second quarter of 2003 related to the write-off of our debt issuance costs, resulting from the early payment of certain debt obligations.

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        The following summary table presents a comparison of our results of operations for the years ended December 31, 2003 and 2002 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Year Ended December 31,
			Percent Change
	2002	2003
	(In thousands)
Net sales	$100,757	$219,110	117.5%
Cost of goods sold	59,004	124,568	111.1%
Gross margin	41,753	94,542	126.4%
Selling, general and administrative expenses	33,389	76,072	127.8%
Depreciation and amortization	3,653	15,951	336.7%
Interest expense	9,708	23,967	146.9%
Income tax expense	848	460	(45.8)%
Net loss	1,696	7,386	(335.5)%

        Net Sales.    Net sales increased by $118.3 million, or 117.5%, to $219.1 million in 2003 compared to $100.8 million in 2002. The increase in net sales was primarily attributed to $114.8 million in net sales from the Jelco business acquired on May 21, 2003. Also, contributing to the increase were favorable pre-acquisition business sales of $3.5 million, or 4.2%, compared to the same period from the prior year.

        North American net sales increased by $83.7 million, or 140.2%, to $143.4 million in 2003 compared to $59.7 million in 2002. The increase was attributed to $86.1 million in sales from the acquired Jelco business. Partially offsetting this increase was a decrease of $2.9 million, primarily in large volume pump disposable products due to a loss of market share and the timing of large syringe pump orders.

        European net sales increased by $34.6 million, or 84.2%, to $75.7 million in 2003 compared to $41.1 million in 2002. The increase was primarily attributed to $28.7 million in net sales from the acquired Jelco business and foreign exchange rate translation on pre-acquisition sales of $6.4 million. Also contributing to net sales growth were stronger sales in the French and UK markets primarily due to increased sales of cath lab packs.

        Cost of Goods Sold and Gross Margin.    Cost of sales increased $65.6 million, or 111.1%, to $124.6 million in 2003 compared to $59.0 million in 2002. Gross margin for 2003 increased $52.7 million, or 126.4%, to $94.5 million from $41.8 million in 2002. Gross margin as a percentage of net sales increased to 43.1% for 2003 from 41.4% for 2002. The increase in gross margin as a percentage of net sales is primarily the result of higher margin sales related to the newly acquired Jelco business. Partially offsetting this increase is the purchase accounting adjustment of $5.9 million, or 2.7% of net sales, related to the Jelco inventory write-up.

        Selling, General and Administrative Expenses.    Selling, general, and administrative expenses increased $42.7 million, or 127.8%, to $76.1 million in 2003 compared to $33.4 million in 2002. Selling, general and administrative expenses as a percentage of net sales increased to 34.7% for 2003 compared to 33.1% in 2002. The increase in selling, general and administrative expenses is primarily due to increased costs related to the newly acquired Jelco business. In addition, we recorded a one-time charge for the Jelco acquisition of $8.4 million, or 3.8% of net sales, related to management retention and non-compete bonuses and compensation expense related to the payment of equity awards. Furthermore, in conjunction with the acquisition, Johnson and Johnson charged us for transition services related to distribution, customer service, credit and collections, systems support and various other functions. Such expenses were $9.3 million in 2003.

        Depreciation and Amortization.    Depreciation and amortization expenses increased $12.3 million, or 336.7%, to $16.0 million in 2003 compared to $3.7 million in 2002. The increase in depreciation and amortization is primarily due to the depreciation on acquired Jelco facilities and equipment, as well as amortization of patents and manufacturing technology attributed to the acquisition.

        Interest Expense.    Interest expense (including loss on extinguishment of debt) increased by $14.3 million, or 146.9%, to $24.0 million in 2003 compared to $9.7 million in 2002. Outstanding borrowings under various long-term obligations totaled approximately $329.4 million at December 31, 2003 compared to $61.3 million at December 31, 2002. The increase in both interest expense and outstanding borrowings is a result of financing necessary for the Jelco acquisition on May 21, 2003. For further information regarding our external indebtedness, see Note 7 of our consolidated financial statements.

        Income Tax Expense.    Income tax expense decreased $0.4 million, or 45.8%, to $0.5 million in 2003 compared to an expense of $0.9 million in 2002. The decrease was primarily due to lower taxable income in foreign jurisdictions.

        Net Loss.    We recorded a net loss of $7.4 million in 2003 compared to a net loss of $1.7 million in 2002. The increased loss was primarily due to increased interest expense as a result of the Jelco acquisition.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        The following summary table presents a comparison of our results of operations for the years ended December 31, 2002 and 2001 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Year Ended December 31,
			Percent Change
	2001	2002
	(In thousands)
Net sales	$90,865	$100,757	10.9%
Cost of goods sold	55,954	59,004	5.5%
Gross margin	34,911	41,753	19.6%
Selling, general and administrative expenses	27,965	33,389	19.4%
Depreciation and amortization	4,814	3,653	(24.1)%
Interest expense	4,832	9,708	100.9%
Income tax expense	1,433	848	(40.8)%
Net income (loss)	974	(1,696)	—

        Net Sales.    Net sales increased by $9.9 million, or 10.9%, to $100.8 million in 2002 compared to $90.9 million in 2001. The increase in our net sales was attributable in part to increased net sales of $7.9 million ($1.8 million due to exchange rate) from sales in Europe due to increased sales presence in the French market, growth in the UK domestic and export business, as well as the German export business and increased sales in pressure monitoring products due to greater acceptance in European markets of the LogiCal product line and our cath lab packs. Also, we experienced increased net sales due to growth of $2.1 million in our infusion pump sales in the United States, an increase of $0.4 million in sales in Latin America due to a greater sales force presence in Mexico and Brazil, and increased sales of $1.5 million to OEMs in the United States. In addition, net sales increased by $1.3 million due to the acquisition of certain assets of IPI in May 2002. However, revenue growth was partially offset in 2002 by a trend for our distributors to reduce their physical inventory levels, as well as a reduction in demand for our fluid and drug products due to strong price competition.

        Cost of Goods Sold and Gross Margin.    Cost of sales increased by $3.0 million, or 5.5%, to $59.0 million in 2002 compared to $56.0 million in 2001. Gross margin increased by $6.9 million, or 19.6%, to $41.8 million in 2002 compared to $34.9 million in 2001. Gross margin as a percentage of net sales increased to 41.4% in 2002 compared to 38.4% in 2001. This increase in gross margin was attributable primarily to cost savings of $0.6 million in 2002 and $0.6 million in 2001 realized from the closing of our Hilliard, Ohio manual assembly center in the summer of 2001 and the relocation of our Atlanta operations in November 2001. Our gross margin also increased due to an increase in the sales of our higher margin infusion pump products relative to our total North American net sales. Also, our gross margin benefited from a stronger euro (5.4% improvement) and British pound (4.2% improvement) versus the U.S. dollar because approximately 50% of the materials used in our European products originate in the United States, thereby decreasing prices for our European operations. However, our improved margins were partially offset by an increase in sales of our lower margin cath lab packs relative to our total European net sales.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $5.4 million, or 19.4%, to $33.4 million in 2002 compared to $28.0 million in 2001. Selling, general and administrative expenses as a percentage of net sales was 33.1% for 2002 and 30.8% for 2001. During 2000, we experienced a significant level of turnover of professional-level employees in the United States due to the disruptions in our business following the announcement in November 1999 by Saint-Gobain of its intention to sell Medex. We lost approximately 70% of our sales force and marketing department, approximately 75% of our research and development professionals, and various other employees. The increase in our selling, general and administrative expenses in 2002 was due primarily to the cost of rebuilding our infrastructure after the management buyout in early 2001 resulting in increased employee and discretionary costs of $4.1 million. The disruptions to our business in 2000 left our research and development department understaffed in 2001. After the management buyout, we re-staffed our research and development department and increased spending. Operating expenses also increased due to incremental expenses equal to $0.6 million related to the acquisition of certain assets of IPI in May 2002.

        Depreciation and Amortization.    Depreciation and amortization expenses decreased by approximately $1.1 million, or 24.1%, to $3.7 million in 2002 compared to $4.8 million in 2001. This decrease was principally due to a lower level of depreciable assets and decreased amortization expense primarily related to goodwill due to the adoption of SFAS No. 142.

        Interest Expense.    Interest expense (including loss on extinguishment of debt) increased by $4.9 million, or 100.9%, to $9.7 million in 2002 compared to $4.8 million in 2001. The increase was in part a result of a full year of interest charges related to a contingent purchase price obligation payable to Saint-Gobain, which contributed $1.6 million to the increase. Also contributing to the increase was $0.5 million of accretion on the discounted debt obligations and an approximate $2.5 million loss related to the early retirement of debt, most of which was attributable to the successful refinancing of our long-term obligations. Outstanding borrowings under our various long-term obligations totaled approximately $61.3 million at December 31, 2002 and $33.1 million at December 31, 2001.

        Income Tax Expense.    Income tax expense decreased $0.5 million, or 40.8%, to $0.9 million in 2002 from $1.4 million in 2001. The decrease was primarily due to favorable tax adjustments caused by temporary differences, resulting in a partial release of the valuation allowance. The tax expense for 2002 represents a provision for income taxes in our operations in the United States due to a valuation allowance provided on current items. Additionally, differences between the federal statutory tax rate and our effective tax rate were primarily due to the amortization of non-deductible goodwill, deemed foreign dividends and the difference between the interest on the contingent purchase obligation for book purposes and the tax deductible interest.

        Net Income (Loss).    We recorded a net loss of $1.7 million in 2002 compared to net income of $1.0 million in 2001. This decrease was due primarily to an increase in interest expense, losses resulting from refinancing our long-term debt obligations in 2002 and the other reasons stated above.

Liquidity and Capital Resources

        General.    We have historically financed our capital and working capital requirements through a combination of cash flows from operations and various borrowings. We anticipate that cash generated by operations and existing cash and cash equivalents, together with availability under our revolving credit facility, will be sufficient to meet working capital requirements, service debt and finance capital expenditures over the next 12 months. We continue to evaluate potential acquisitions and we anticipate that any such acquisitions would be funded by operating cash flows, additional borrowings, or equity offerings.

        Cash Provided by Operating Activities.    Cash flows provided by operations were $5.2 million in the first six months of 2004 compared to cash used in operations of $4.4 million in 2003. The $9.6 million increase in cash flows was primarily attributable to increased net income of $23.2 million and increased non-cash depreciation and amortization expense of $8.8 million, mainly as a result of the Jelco acquisition. This increase was partially offset by an increase in accounts receivable from year end due to a $5.6 million receivable from Johnson & Johnson that was previously netted with a payable from Medex to Johnson & Johnson. The payable has been paid, leaving only a receivable balance from Johnson & Johnson.

        We have also transitioned the domestic collections function from Johnson & Johnson. This transition has resulted in an increase in days sales outstanding ("DSO"), as in 2003 Johnson & Johnson was paying Medex based upon an estimated 35 days DSO, whereas our actual collections are slightly over 40 days. Inventory levels also increased $6.3 million from year end primarily as a result of building domestic inventories to cover customer requirements during manufacturing rationalization activities and increased inventory in 2004 at new direct distribution locations in Japan, Canada and Spain. Offsetting our operating cash flow was the reduction in trade accounts payable, as we paid balances owed to Johnson & Johnson for transition services and closing inventory.

        Cash Used in Investing Activities.    Cash used in investing activities decreased $341.1 million in the first six months of 2004 to $4.0 million compared to cash used in investing activities of $345.1 million in 2003. The decrease is primarily due to the cost to acquire the Jelco business in May 2003 for $338.2 million (net of cash acquired of $1.2 million) and $4.0 million of other acquisition costs. This decrease was offset by increased capital expenditures of $5.2 million during the first six months of 2004, compared to $2.9 million for the comparable period of 2003. Our capital expenditure requirements are primarily comprised of facility expansion and improvement, equipment, molds, tooling and information technology software and systems. We anticipate making capital expenditures of approximately $6.0 million during the remainder of fiscal year 2004.

        Cash Used in Financing Activities.    Cash used in financing activities during the six month period ended June 26, 2004, was $0.4 million, primarily due to one debt payment on the term loan during the period. The next principal payment for the term loan was due and paid on June 30, 2004. Cash provided by financing activities for the six month period ended June 28, 2003, was a result of changes in our equity structure and external indebtedness as a result of the Jelco acquisition. The proceeds from the sale of stock to One Equity Partners represent 15,151,515 and 307,037 of newly issued shares of stock at $6.68 and $6.27 per share, respectively. In addition, we refinanced our existing debt and financed the Jelco acquisition with the proceeds of $130.0 million from a term loan and $200.0 million of 8 7/8% senior subordinated notes. The infusion of cash was offset by the repayment of debt to our former lenders and transaction fees associated with the equity and debt restructuring. For additional information regarding the change in external indebtedness, see Note 6 to our interim unaudited condensed consolidated financial statements.

        Financing Matters.    As a result of the recapitalization and stock purchase agreement and the Jelco acquisition, we entered into new borrowing arrangements and used the proceeds, along with the capital contribution from One Equity Partners, to finance the acquisition of the Jelco business and retire debt obligations existing at May 21, 2003.

        At June 26, 2004, we had outstanding with a syndicate of banks a $129.0 million term loan and $200.0 million of 8 7/8% senior subordinated notes. At June 26, 2004, our term loan was designated at a LIBOR rate plus applicable margin, totaling 4.22%. The term loan is due in twenty-four consecutive installments commencing September 30, 2003 through the maturity date of the loan on May 21, 2009. We had no outstanding borrowings under our revolving credit facility at June 26, 2004.

        We also had outstanding $200.0 million in 8 7/8% senior subordinated notes. The interest on the notes is payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2003. The notes will mature on May 15, 2013 at which time the principal is due in full. For additional information on our external indebtedness, see Note 6 to our interim unaudited condensed consolidated financial statements.

        Other Liquidity Matters.    We are subject to legal proceedings and claims that arise in the ordinary course of business. Our management evaluates each claim and provides for any potential loss when the claim is probable and estimable. In our management's opinion, the ultimate liability with respect to these actions will not materially affect our consolidated financial position or results of operations.

        We expense and accrue expenditures related to investigation and remediation of contaminated sites when it becomes probable that a liability has been incurred and our proportionate share of the amount can be reasonably estimated. Such accrued liabilities are exclusive of claims against third parties (except where payment has been received or the amount of liability or contribution by such third parties, including insurance companies, has been agreed) and are not discounted. In our management's opinion, the ultimate liability with respect to these actions will not materially affect our consolidated financial position or results of operations.

        Contractual Obligations.    The following data is provided to facilitate an understanding of Medex's contractual obligations and commitments as of December 31, 2003:

	Payments due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
	(Dollars in thousands)
Long-term debt	$329,350	$1,300	$2,600	$63,700	$261,750
Operating leases	16,186	3,896	5,774	3,433	3,083
Management retention payments	1,361	361	1,000	—	—
OEP management fees	16,800	2,400	4,800	4,800	4,800
Interest on fixed rate debt	168,625	17,750	35,500	35,500	79,875

Total	$532,322	$25,707	$49,674	$107,433	$349,508

Impact of Inflation

        In general, our cost of sales is affected by the inflation in each country in which we maintain a manufacturing operation. The effects of inflation in the United States and foreign countries have been offset by a combination of improved operating efficiency and permanent, ongoing cost savings and, therefore, have not been material to our business.

Quantitative and Qualitative Disclosures about Market Risk

  Exchange Rate Risk

        We conduct business in various regions of the world, and export and import products to and from many countries. Therefore, operations may be subject to volatility because of currency fluctuations, inflation changes and changes in political and economic conditions in these countries. Sales and expenses are frequently denominated in local currencies, and results of operations may be affected adversely as currency fluctuations affect product prices and operating costs or those of competitors. Our primary foreign currency risk exposure results from the strengthening of the U.S. dollar against the euro and British pound. We face currency exposures in our global operations as a result of maintaining U.S. dollar debt and payables in these foreign countries. We intend to engage in hedging operations, including forward foreign exchange contracts, to reduce the exposure of cash flows to fluctuations in foreign currency rates. We do not engage in hedging for speculative investment reasons. Historical results do not reflect any foreign exchange hedging activity. There can be no assurance that hedging operations will eliminate or substantially reduce risks associated with fluctuating currencies. As of June 26, 2004, we had no outstanding foreign currency exchange contracts. See "Risk Factors—Risks Relating to Our Business—Future exchange rate fluctuations or inflation may adversely affect our results of operations."

  Interest Rate Risk

        As of June 26, 2004, we had approximately $129.0 million of debt outstanding under our credit facility subject to variable rates. Accordingly, our earnings and cash flows are affected by changes in interest rates. In the event of an adverse change in interest rates, management would likely take actions that would mitigate our exposure to interest rate risk. We are not currently engaged in any interest rate risk management. Assuming no changes in our outstanding debt subject to variable rates, a 1% change in the interest rate for our credit facility would result in an annual change in interest expense of approximately $1.3 million.

  Commodity Price Risk

        We use certain raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. Operations may, therefore, be subject to volatility due to fluctuations in the price of raw materials. To manage fluctuations in the price of raw materials, we have entered into purchase contracts to set our pricing standards (no minimum quantities) with suppliers up to one year in advance. However, we have not engaged in hedging operations to further reduce the exposure of cash flow fluctuations in the cost of raw materials.

Recently Issued Accounting Standards

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. In its October 2003 meeting, the FASB decided to defer the effective date of certain provisions of SFAS No. 150 for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective for our 2004 financial statements. Management does not expect that the adoption of SFAS No. 150 will have a material impact on our consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued a revised FIN 46. It changed the effective date for interests in special-purpose entities for periods ending after December 15, 2003, and for all other types of entities for periods ending after March 15, 2004. The adoption of FIN 46 for variable interest entities did not have a material impact on our consolidated financial statements. Management does not expect the adoption of FIN 46 for all other types of entities to have a material impact on our consolidated financial statements.

BUSINESS

Overview

        We are a leading global manufacturer and marketer of critical care disposable and non-disposable medical products. Our products are used primarily in acute care settings for a variety of diagnostic and therapeutic procedures. We focus on products for: operating rooms; adult, pediatric and neonatal ICUs; catheterization and radiology laboratories; and respiratory departments. We offer our customers a complete fluid and drug infusion system comprised of infusion pumps, fluid and drug administration products and PIVCs, all of which function together to safely deliver measured doses of fluids and drugs into a patient's vascular system. We also manufacture and market invasive pressure monitoring systems, cath lab packs and accessories and respiratory products. We believe that our products are known for their high quality, and that most of our products have established, well-recognized brand names in the critical care market. We have a history of product innovation and development, and our products garner significant market share in both the U.S. and international markets.

        For the six months ended June 26, 2004, we had net sales and operating earnings of $159.1 million and $35.7 million, respectively. We have a diversified end customer base, which consists of hospitals and other alternate care settings, with our top 10 customers representing less than 5% of our net sales for the year ended December 31, 2003. The following table sets forth the percentage of our net sales for the six-month period ended June 26, 2004 provided by each of our four primary product lines.

Product Line	Net Sales	Percentage of Net Sales
	(in millions)
Infusion Systems	$128.6	80.8%
Pressure Monitoring Systems	14.4	9.1%
Cath Lab Packs and Accessories	14.7	9.2%
Respiratory Products	1.4	0.9%

Total	$159.1	100.0%

        We market our products through a dedicated global sales force of approximately 200 sales representatives and through a network of distributors to over 5,500 hospitals and alternate care settings in more than 80 countries. In the United States, we have long-standing relationships with some of the largest and most prominent GPOs and IDNs, which we believe position our sales force to sell our entire portfolio of products to the appropriate call point within the hospital during a single sales call. Outside the United States, our sales force is direct in 12 countries. We believe that having a direct sales force in foreign markets ensures that our products receive the appropriate focus and allows us to better understand local preferences so we can better serve these markets. We generated approximately 34.7% of our net sales for the six months ended June 26, 2004 outside North America.

        We were formed through a management buyout from Saint-Gobain that was completed in February 2001. Following the management buyout, we were largely focused on sales of our infusion, drug administration, pressure monitoring and cath lab products. In 2002, we acquired IPI, which provided us with a respiratory franchise consisting of products used for oxygen administration, anesthesia and ventilator circuits, drug delivery and humidification. In May 2003, we acquired the Jelco business from Ethicon Endo-Surgery, through which we acquired our PIVCs, which allow us to provide our customers with a complete fluid and drug infusion system.

The Critical Care Market

        We manufacture and distribute products in a $4.0 billion segment of the critical care products market. Critical care products typically account for a substantial portion of a hospital's total budget. Primary hospital call points within this market include Intensive Care Units, Operating Rooms and

Catheterization/Radiology departments. The critical care products industry is highly fragmented with several of the businesses operating as subsidiaries or divisions within larger companies. As divisions within larger entities, critical care businesses often do not receive adequate management focus. In recent years, this has led several larger competitors to divest their critical care businesses. In addition, several of the smaller companies within the critical care segment often lack sufficient scale and breadth of product offering to compete across the various categories within the critical care market. We believe that breadth of product offering and scale are important in the critical care market as GPOs, IDNs and distributors seek to contract with suppliers that provide a wide range of products allowing them to negotiate favorable pricing and discounts across the spectrum of product offering.

        We expect that growth in the critical care market will be driven primarily by:

  •
  Heightened Focus on Reducing Adverse Drug Events. Hospitals and healthcare officials have expressed growing concerns over the safe administration of drugs and the potential for adverse events as the result of improper drug administration. Syringe pumps administer more precise volumes of fluids and drugs than volumetric pumps and therefore should benefit from the increased focus on patient safety. Furthermore, the introduction of infusion pumps that are programmable with enhanced safety features has reduced the potential for improper drug administration.

  •
  Increased Demand for Single-Use Disposable Products. In response to growing concerns over the spread of infectious diseases and pressures to reduce healthcare costs, healthcare providers are increasingly using single-use disposable products. Single-use products reduce the spread of infectious disease and are less costly than sterilizing and reprocessing critical care devices and instruments.

  •
  An Aging Population. According to the U.S. Census Bureau, individuals aged 65 and older in the United States comprise the fastest growing segment of the population, which segment is expected to grow 14% from 2000 to 2010. In addition, the populations of Europe and Japan are aging at a faster pace than the population of the United States. As a result, the number of critically ill patients and the percentage of critical care hospital admissions continue to grow. This growth is driving an increase in procedures requiring critical care products.

  •
  Increased Focus on Safety Driving Favorable Government Legislation. In April 2001, the Needlestick Safety and Prevention Act was passed in the United States. The act requires that healthcare employers provide their employees with the option to use safety-engineered sharp devices and mandates the involvement of clinicians in evaluating and selecting devices for clinical use. This legislation has contributed to the growth of safety catheters, which currently represent over 90% of the U.S. PIVC market in terms of unit volume. While the U.S. market has shifted to safety PIVCs, a majority of the markets outside the United States continue to use conventional PIVCs. We believe that the increased attention to the dangers of accidental needle sticks will lead other countries to pass similar legislation and will increase the penetration of safety PIVCs outside the United States.

Competitive Strengths

        We believe that the following competitive strengths contribute to our strong market share and will continue to provide us with significant opportunities to increase our sales:

  •
  Exclusive Focus and Leadership in the Critical Care Market. We are a leader in the fragmented critical care products industry with significant scale and management focus. We believe that our focus within the critical care market allows us to proactively identify industry trends and respond more quickly to these trends than our competitors. As a result of this competitive advantage, we have attained the leading market positions with the majority of our products. We estimate that over 78% of our net sales for the six months ended June 26, 2004 were generated by products for which we believe we have the number one or number two market position.

  •
  Provider of Complete System Solutions to Our Customers. The breadth of our product portfolio allows us to combine our products and sell critical care systems to our customers. For example, our individual products include: (1) hardware, such as syringe pumps; (2) fluid and drug administration products, such as tubing, stopcocks and extension sets; and (3) vascular access products, such as PIVCs. Sold together, these products allow us to provide complete infusion system solutions that differentiate our products from our competitors' products. Providing our sales force with this comprehensive product portfolio allows them to sell complete system solutions during one sales call.

  •
  Established Global Sales and Distribution Channels. We have a 200-person global sales and distribution infrastructure with direct sales in 13 countries, including the United States. We believe this infrastructure provides us with a significant competitive advantage as we introduce new products to the U.S. and international markets. Being direct in foreign markets allows us to understand local market practices and product preferences and also allows us to ensure that our products receive adequate sales force attention. Furthermore, our direct sales force allows us to obtain higher gross margin on certain products than we would have obtained through third-party distributors. In addition, we believe that our sales force will allow us to potentially partner with other companies seeking to distribute their products both domestically and internationally.

  •
  Strong, Loyal and Diversified Customer Base. We have long-standing relationships with some of the largest and most prominent GPOs, IDNs, distributors and OEMs in the healthcare industry. Our products are used in over 5,500 hospitals and alternate care settings in more than 80 countries. We believe that our customers tend to remain loyal to our products because of established brand names, high quality and proven service. Our end customer base, which consists of hospitals and alternate care settings, is diversified, with our top 10 customers representing less than 5% of our net sales for the year ended December 31, 2003.

  •
  Leader in Product Innovation and Development. We believe that we are at the forefront of our industry in terms of product innovation across a range of products. For example, we introduced the first safety PIVC, which has helped lead the industry's conversion from conventional catheters to safety catheters. This innovation has helped us garner what we believe is the number two market share position in the U.S. safety PIVC market and the number one market share position outside the United States. We also developed the industry leading syringe pump, which we continue to refine and enhance with features, such as PharmGuard, that help ensure patients receive proper dosages of fluids and drugs, thereby reducing the risk of adverse drug events. Our LogiCal pressure transducer system has received an award for manufacturing and design excellence and was the first pressure monitoring system with a microchip built into the non-disposable transducer mounting plate, reducing cost to the end user. We also are currently conducting clinical trials for an anti-microbial material that can be molded or extruded into medical products and thereby reduce the likelihood of infections. We believe that our product innovation allows us to respond quickly to the changing needs of our customers.

  •
  Experienced and Incentivized Management. Our senior management team has an average of approximately 20 years' experience within the healthcare industry. Dominick Arena, our president and chief executive officer, has over 26 years of experience in the critical care industry. This management team is credited with successfully improving operations and significantly increasing Medex's profitability following its management buyout in February 2001. In addition, our management team has demonstrated the ability to launch new operations, introduce new products and integrate operations from acquisitions, including the Jelco acquisition.

Business Strategy

        Our goal is to provide our customers with quality system solutions and value-added services for their critical care needs. We intend to strengthen our market leading positions, maximize profitability and drive revenue growth through the following strategies:

  •
  Further Penetrate Our Existing Customer Base. We believe we have significant opportunities to cross-sell our systems and products and further penetrate our customer base. For example, anesthesiologists and neonatologists have been slower to convert to safety catheters. Because we currently sell our syringe pumps to anesthesiologists and neonatologists, we believe that this represents an opportunity to increase the sales of safety PIVCs.

  •
  Expand International Sales. Approximately 34.7% of our net sales for the six months ended June 26, 2004 were derived from sales to customers outside North America, and we believe that sales of products outside the United States continue to represent a significant growth opportunity. We believe that as concern over accidental needle sticks increases outside the United States, the conversion process from conventional to safety PIVCs will accelerate, positioning us to increase international sales of our higher priced, higher margin, safety PIVCs. As part of our business strategy, we intend to increase our position in targeted geographical markets, including emerging international markets, by establishing distribution channels and direct sales forces in countries where we have little or no distribution network and by developing new products or modifying existing products to satisfy local market preferences or requirements.

  •
  Continue to Develop Innovative Products. We consistently strive to develop and introduce the most innovative proprietary products in our industry. Product innovation and new product development fuel our growth and are the primary drivers behind our leading position in the industry. We are currently developing infusion pumps that reduce the likelihood of improper drug administration. We also are currently conducting clinical trials on an anti-microbial material that can be molded or extruded into medical products and thereby reduce the likelihood of infections. Our new line of respiratory products focuses on the growing markets for unit dose solutions and drugs. We believe that innovations in unit dose drug delivery will continue to gain traction as the focus on adverse drug events increases.

  •
  Expand Sales to the Alternate Care Market. We believe that the alternate care market represents a growth opportunity for our products. Alternate care facilities include infusion centers, closed pharmacies, home care agencies, physician offices, ambulatory surgery centers, nursing homes, hospice and veterinary clinics. Currently, approximately 6% of our sales are into the alternate care market. This market is estimated to grow over 10% per year during the next three years as the trend towards treating patients in the lowest cost center, outside the hospital, continues and trends toward home care continue. We believe that our products are well suited for this market and that by focusing our sales efforts on the alternate care market we can grow our market share.

  •
  Pursue Strategic Acquisitions. We expect to benefit and drive growth from potential consolidation in the critical care industry. We believe that strategic acquisitions represent an effective means to broaden our product lines and that the fragmented nature of our industry presents a natural opportunity for consolidation. Our management has demonstrated success acquiring and successfully integrating complementary businesses into existing operations, including the Jelco acquisition. We intend to pursue opportunities that enhance sales growth, increase customer and geographic diversity, allow us to offer complementary products with established brand names, use proven technologies and provide potential sales, marketing and manufacturing synergies.

  •
  Reduce Production and Operating Costs. We will continue to seek opportunities to reduce production and operating costs by eliminating redundant expenses and by controlling fixed and variable operating expenses and capital spending. We closely monitor cost budgets, production waste and product quality in order to control and reduce our operating expenses. We are in the process of reducing manufacturing expenses by relocating certain operations to maximize capacity and efficiencies and to take advantage of low cost labor for manual assembly. We believe our disciplined approach to controlling expenses and capital spending will enable us to continue improving our margins and cash flows.

Products

        We are focused on delivering to our customers and to patients products that improve patient care and increase practitioner safety. We continue to focus on product innovation and development to achieve this goal and to maintain our market leading positions across our product lines. We categorize our products into the following primary product lines: (1) infusion systems, including our infusion pumps, disposables for fluid and drug administration and vascular access products, primarily PIVCs; (2) pressure monitoring systems; (3) cath lab packs and accessories; and (4) respiratory products.

  Infusion Systems

        Our infusion systems consist of a portfolio of complementary products that function together to deliver fluids and drugs into a patient's vascular system. Our infusion pumps deliver measured doses of fluids and drugs through various fluid and drug administration products to the patient's vascular system through our vascular access products, primarily PIVCs.

        Infusion Pumps.    Infusion pumps facilitate the delivery of one or more fluids, primarily drugs, into a patient's vascular system. With the growing number of critically ill hospital patients and more potent and complex treatment regimens, the average number of intravenous lines per patient has significantly increased. As reliance on intravenous drug therapy has increased, the awareness of the need for extremely precise intravenous administration of drugs and more accurate monitoring of intravenous fluid delivery has intensified. Our infusion pumps accounted for approximately $10.9 million, or 6.8%, of our net sales for the six months ended June 26, 2004.

        The two primary infusion pumps are syringe pumps and volumetric pumps. The two systems differ on a number of characteristics including size, weight, number of delivery channels, programmability, mechanism of infusion, cost and service. The key difference between syringe pumps and volumetric pumps is the level of control over fluid delivery that each system affords medical staff and patients. Syringe pumps allow for more precise lower cost intravenous fluid delivery.

        We focus our efforts primarily on the higher margin syringe pump segment of this market. In the United States, syringe pumps predominantly are used in the pediatric and neonatal ICUs and anesthesia departments because of their ability to deliver extremely precise volumes of fluids. Syringe pumps represent approximately 17% of the U.S. infusion pump hardware market. In Europe, we believe that syringe pumps are the standard of care, representing approximately 65% of the European infusion pump hardware market. We believe that our syringe pumps offer leading technology and, as a result, provide the most accurate means for fluid and drug delivery to patients. We believe that we are the market leader in the syringe pump segment of the domestic infusion pump market, with approximately 39% U.S. market share.

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  Syringe Pumps. We produce various models of syringe pumps that are capable of accepting syringes ranging from 1 to 60 milliliters in volume and delivering fluids at precise flow rates ranging from 0.01 milliliters to 1,130.0 milliliters per hour. This capability to deliver precise amounts of low volume drug doses makes the syringe pump more effective than the volumetric pump for the intravenous and regional infusion of anesthetic agents in the operating room, adult, pediatric and neonatal ICUs. Our PharmGuard medication safety software enables hospitals to comply with the Joint Commission on Accreditation of Healthcare Organizations

    Patient Safety initiatives and minimize adverse drug events. The PharmGuard software permits entry of drug parameters, including upper and lower limits for dose, rate, bolus, and loading dose information into a drug library. As the clinician selects a particular drug for infusion, the PharmGuard software ensures accurate delivery parameters and alerts the clinician if a drug limit is exceeded. We market our line of syringe pumps under the Medfusion brand name.

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  Volumetric Pumps. We also manufacture and sell volumetric pumps used to administer large fluid volumes ranging from 0.1 milliliters to 999.9 milliliters per hour. We have designed a volumetric pump specifically for use in the pediatric and neonatal markets, which we refer to as our "KIDS" model. Our KIDS volumetric pump can be used for the administration of large, as well as small, fluid volumes to children and infants. We are currently designing a programmable volumetric pump with enhanced safety features to reduce the possibility of adverse events from drug administration.

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  Infusion Pump Administration Sets. All infusion pumps require the use of disposable administration sets. An administration set consists of a plastic interface and tubing and may have a variety of features such as volume control, pumping segments or cassette pumping systems for more accurate delivery, clamps for flow regulation and multiple ports for injecting medication and delivery of more than one solution. Components such as burettes and filters may also be added for critical drugs or special infusion. We produce a full line of single-use disposable fluid administration sets to accompany our infusion pumps and capture the associated recurring net sales.

        Fluid and Drug Administration.    Fluid and drug administration products consist of a wide variety of single-use disposable stopcocks, adapters, manifolds, connectors, tubing, extension sets, T-connectors, injection adapters, anesthesia sets and needle-free products that facilitate and regulate intravenous delivery of fluids and drugs. These products are primarily the disposables used in our infusion systems for fluid and drug therapies. We market these products in all areas of the critical care market. We also supply a small number of OEM suppliers in this product line who reach the end-user market via other manufacturers or providers. We believe that we have leading market shares for a number of our fluid and drug administration products. Our fluid and drug administration products accounted for approximately $16.5 million, or 10.3%, of our net sales for the six months ended June 26, 2004.

Selected Products	Description	Selected Brands
Stopcocks	One-way, two-way, three-way and four-way specialized valves that provide multiple flow paths for the selection and direction of fluids, drugs and anesthetics, depending upon the particular procedural requirements and the preference of the user	Guide-Flo, Hi-Flo
Adapters and Connectors	Products that provide multiple flow paths for the selection and direction of fluids, drugs and anesthetics	Guide-Flo, Medifold
Administration Sets	Apparatus through which fluid is delivered from a container or a pump to the patient, consisting of an entry spike, drip chamber, a length of tubing with a flow control device and a catheter adapter	Mini Bifuse, Mini-Vol, Ultra
Needleless Access Products	Products that permit access to disposable administration sets without the use of needles, thus reducing the potential for accidental needle sticks	Nu-Site

        Vascular Access.    Our vascular access products consist of catheters that provide the direct entry-point to introduce fluids and drugs intravenously into patients. Single-use disposable PIVCs are the most commonly used catheters. We are a leading manufacturer of both conventional and safety PIVCs. Our predominant focus is on the relatively higher priced, higher margin, safety catheter segment of the PIVC market, which currently represents over 90% in terms of dollars and units, of the U.S. PIVC market. We believe that we currently have the number two market share position with over 35% market share in terms of dollar and unit volume in the U.S. safety PIVC market. We believe that we have the number one market share position outside the United States in safety PIVCs in terms of dollar and unit volume. Our vascular access products accounted for approximately $101.2 million, or 63.6%, of our net sales for the six months ended June 26, 2004, with sales of PIVCs accounting for 99% of these sales.

        We also manufacture and market a complete line of single and multi-lumen CVCs that are used for longer-term intravenous delivery of fluids and drugs to patients. In addition, we offer percutaneous sheath introducer sets, dialysis catheters, arterial cannulae and related medical device products for use in cardiology and intensive care.

        We have developed an anti-microbial material that can be molded or extruded into medical products and thereby reduce the likelihood of infections. Infections at the site of the insertion of the catheter are the most common side-effect of catheter use. We believe that our anti-microbial material can be used to reduce the likelihood of infection at the PIVC and CVC hub, which is the catheter's entry point into a patient's body. We currently market an anti-microbial CVC catheter, AgTive LogiCath, in Europe and are conducting FDA clinical trials in order to market this product in the United States.

Selected Products	Description	Selected Brands
Conventional PIVCs	Operate by inserting a needle attached to a catheter, after which the needle is removed and the catheter is operational for the administration of fluids and drugs intravenously; generally used for less than 72 hours	Jelco, Optiva, Cathlon
Safety PIVCs
	Similar to the conventional PIVC process, however a safety PIVC has a retracting needle or self-blunting mechanism that reduces the likelihood of accidental needle sticks; generally used for less than 72 hours	Acuvance, Protectiv, Protectiv Acuvance
CVCs	Similar to PIVCs, but can accommodate multiple sources of administering fluids and drugs intravenously; generally remain inserted for more than 72 hours	AgTive, AgTive LogiCath, LogiCath

  Pressure Monitoring Systems

        Invasive pressure monitoring systems include disposable, semi-disposable and reusable pressure transducers that are used to measure blood pressure within the body. Included in our pressure monitoring systems are blood pressure transducers, which sense intravascular pressure and convert it to an electrical signal that is transmitted to a patient monitor. The monitor then processes and graphically displays this data, allowing clinicians to monitor the cardiovascular system. Most blood pressure transducers carry a microchip, which converts the mechanical pressure reading to an electrical signal, in the disposable part of the transducer. We were the first company to develop a transducer with the microchip built into the non-disposable transducer mounting plate. We also market intrauterine pressure ("IUP") catheters used during high risk labor and delivery situations to monitor and graphically display intrauterine pressure. Our pressure monitoring systems accounted for approximately $14.4 million, or 9.1%, of our net sales for the six months ended June 26, 2004.

        We design, manufacture and market a complete line of disposable and reusable pressure infusion bags. Our pressure monitoring product line also includes standard and customized pressure monitoring sets, closed blood sampling kits, and intracranial pressure monitoring devices and accessories. We believe that we currently have approximately 4% U.S. market share and that we have over 21% European market share in this segment.

Selected Products	Description	Selected Brands
Pressure Transducers	Disposable and semi-disposable products primarily used to measure blood pressure throughout the body by sensing intravascular pressure and converting it to an electrical signal that is transmitted to a patient monitor	LogiCal, Novatrans II, TranStar
IUP Catheter	Sterile, single-use device that employs a transducer near its tip to monitor and electronically transmit intrauterine pressure to a monitor	SimulCath, SimulCath Plus
Pressure Infusors
	A polyurethane bag that is fastened around an intravenous fluid bag and then inflated to squeeze fluid out of the intravenous fluid bag; typically made of a clear polymer that permits immediate assessment of the fluid level in the bag from any angle	C-Fusor, Clear-Cuff, Medflator

  Cath Lab Packs and Accessories

        Cath lab packs are sterilized pre-packaged trays that are assembled with single-use products selected by the cardiac catheterization and radiology laboratory personnel performing diagnostic and interventional catheterization procedures. Our typical cath lab pack includes various devices used in the catheterization process (such as manifolds, pressure transducers, tubing, syringes and introducing guide wires). We manufacture most of these products and customize our trays based on each customer's exact specifications. In Europe, where we were the first company to offer cath lab packs over nine years ago, we believe that we are the leading provider of cath lab packs, with approximately 19% market share. Our cath lab packs and accessories accounted for approximately $14.7 million, or 9.2%, of our net sales for the six months ended June 26, 2004.

  Respiratory Products

        We entered the respiratory products market with our acquisition of certain assets of IPI in 2002. Respiratory products include medical devices used for oxygen administration, anesthesia and ventilator circuits, drug delivery, unit dose solutions and humidification. While our respiratory products did not account for a material amount of our net sales for the six months ended June 26, 2004, the critical care market exhibits attractive growth characteristics for our respiratory products and will help drive our future growth.

Sales, Marketing and Distribution

        We sell our products, both directly and indirectly, to a diverse group of customers in the healthcare industry. Our primary markets consist of acute care centers, alternate care facilities, and OEM medical companies in North America, Europe and other geographic locations worldwide.

Although we market our products to healthcare professionals, who are the ultimate end users of our products and drive our sales growth, we typically sell our products to distributors and OEMs, which then supply our products to the end-user market. For the six months ended June 26, 2004, we generated net sales of $159.1 million, approximately 34.7% of which were derived from customers outside North America.

        In North American and most European hospitals, the sales process consists of presenting products to medical professionals in various areas of the acute care setting. These areas include anesthesia, neonatal intensive care, adult intensive care, cardiac cath labs, radiology and various alternate care facilities. Once we have presented our products, we then work to gain clinical support to obtain recommendations for our products from hospital personnel, including personnel in materials management, the biomedical department and the pharmacy, who are in a position to make purchasing decisions regarding our products from distributors.

        In response to the pressures in the United States to control medical costs, hospitals and other potential customers for our products are increasingly combining their purchasing power through GPOs and IDNs. A GPO is a third-party purchasing organization that negotiates pricing for its member hospitals. GPOs monitor member compliance to ensure minimum purchasing levels from contracted suppliers of approved products. IDNs are groups of hospitals that join together to maximize certain functions, such as purchasing, for the benefit of the group. GPOs and IDNs typically enter into non-exclusive contracts that may last up to several years with a small number of providers of medical products and urge their member hospitals to use these products. Some manufacturers combine products such as fluids, disposable sets and equipment to secure group contracts. Although the level of hospitals' compliance with the terms of group contracts varies by product, GPO and member hospital, it is significantly easier to sell to a hospital if a group contract is present. We have long-standing GPO contracts with the largest GPOs in the country, including Premier, Inc., Novation, LLC/VPIA Inc. and the University Health System Consortium, AmeriNet, Inc., Consorta, Inc. and MedAssets, Inc.

        In Europe, unlike the United States, large buying groups are insignificant. A large percentage of our sales is generated from annual contracts resulting from the tender process. In the tender process, an individual hospital or group of hospitals evaluates offers from potential suppliers to be sole providers of certain products for that hospital or group for a specific period of time (typically ranging from one to three years). During that period of time, the hospital will order exclusively from the selected supplier at the specified tender price unless quality, shipping, or other issues arise.

        We conduct our global sales and marketing efforts through a network of approximately 200 direct sales representatives employed by us and through independent sales agents in select geographic areas. We conduct sales to certain international markets through independent distributors located in the various countries. These sales representatives work with independent hospital supply dealers to whom we sell many of our medical devices. In addition, these sales representatives work with the dealers' sales force at the hospital level to promote sales of our products. For the six months ended June 26, 2004, our direct global sales accounted for approximately 81.4% of our net sales.

        We also sell products to other medical device manufacturers on an OEM basis. Our OEM sales are typically made to other medical manufacturers, distributors and providers of cath lab packs who incorporate our products into their product offerings. In addition, we customize existing designs to the OEMs' specifications. We have supply agreements with several OEM customers. Our OEM contracts typically specify delivery and ordering schedules, quality specifications and net price levels. Meeting customer delivery and quality requirements are the most important factors in determining the ability to retain these accounts. OEM sales represented approximately 4.4% of our net sales for the six months ended June 26, 2004.

Competition

        The market for our products is highly competitive, and our customers have numerous supply alternatives. Some of our competitors have substantially greater resources than we have. In addition, our customers are not bound by long-term supply arrangements with us, so we may be unable to shift our production to other products following a loss of customers to our competitors. However, we believe that we are able to compete favorably in our various product areas on the basis of product quality, technological superiority and price.

        The following table identifies our principal competitors with respect to our various products:

Selected Products	Selected Competitors
Infusion Systems—Infusion Pumps	Hospira, Inc. (recently spun off from Abbott Laboratories), Cardinal, Inc. (which recently acquired ALARIS Medical Systems, Inc.), Baxter International Inc., B. Braun Melsungen AG, Fresenius Medical Care Corporation and Smiths Medical (a division of Smiths Group plc)
Infusion Systems—Fluid and Drug Administration	Hospira, Inc., Baxter International Inc., B. Braun Melsungen AG, Vygon Corporation and Cardinal, Inc.
Infusion Systems—Vascular Access	Arrow International, Inc., Becton Dickinson and Company, B. Braun Melsungen AG, Cook Critical Care, C.R. Bard, Inc. and Terumo Medical Corporation
Pressure Monitoring Systems	Hospira, Inc., Becton Dickinson and Company, Edwards Lifesciences Corporation and Smiths Medical
Cath Lab Packs and Accessories	B. Braun Melsungen AG, Cardinal Health, Inc., DeRoyal Industries, Inc., Maxxim Medical, Inc., Merit Medical Systems, Inc. and Kimal plc
Respiratory Products	Cardinal Health, Inc. and Teleflex, Inc. (which recently acquired Hudson Respiratory Care)

Manufacturing and Properties

        We operate nine manufacturing facilities, located in North America and Europe. The following table provides information regarding our primary manufacturing and administrative facilities. We believe our manufacturing facilities are adequate in terms of space, production capacity and suitability for our needs over the next several years.

Location	Size (in sq. ft.)	Purpose	Status
United States
Carlsbad, California	24,827	Global headquarters	Leased
Dublin, Ohio	162,848	Shared services, manufacturing, distribution, research and development	Owned
Southington, Connecticut	134,208	Manufacturing, research and development	Owned
Duluth, Georgia	44,200	Manufacturing, distribution, pump services, research and development	Leased
Chicago, Illinois	40,419	Manufacturing and distribution	Leased
Europe
Latina, Italy	88,400	Manufacturing, sales and marketing	Owned
Fraureuth, Germany	46,234	Manufacturing, distribution, research and development	Leased
Mainz, Germany	26,551	Sales, distribution and administrative	Leased
Rossendale, England	23,722	Manufacturing, distribution and administrative	Owned
Cumbernauld, Scotland	17,147	Manufacturing and distribution	Leased
Dusseldorf, Germany	9,738	European headquarters	Leased
Nantes, France	9,727	Sales, distribution and administrative	Leased
Central America and Mexico
Monterrey, Mexico	114,237	Manufacturing	Owned

        We also lease sales offices in Brazil, Japan, Portugal, Spain and Switzerland.

        All of our products are classified as medical devices subject to regulation by the FDA. As a manufacturer of medical devices, our manufacturing processes and facilities in the United States are subject to on-site inspection and continuing review by the FDA for compliance with its Quality System Regulations. Manufacturing and sales of our products outside the United States are also subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA approval, and requirements for foreign approvals may differ from FDA requirements.

        We have fully automated manufacturing facilities in Connecticut, Mexico and Italy. In general, our manufacturing facilities have available capacity to accommodate our future manufacturing needs. Our manufacturing strategy is to manufacture products at the lowest cost, the highest quality and with timely delivery. We also expect to achieve additional manufacturing synergies through future rationalizations of facilities.

Raw Materials

        The primary raw materials used in the production of our products include thermoplastic resins, plastic tubing, paper, plastic and Tyvek packaging materials and electronic components. We obtain the majority of our raw materials from multiple suppliers, and have substitute materials readily available.

We purchase resins from Bayer Polymers LLC, The Geon Company, Dow Plastics Medical Group and General Electric Company, with most supply moving through distributors such as PolyOne Distribution Corporation and The General Polymers Division of Ashland Distribution Company. Although recent polycarbonate shortages were highly publicized, we were not materially impacted and have not experienced any shortages or significant delivery delays. We use polycarbonate in the manufacture of certain plastic components used in our medical devices. The resins we use are typically in pellet or powder form and are usually purchased on a spot market basis or under short-term pricing contracts. We establish blanket supply contracts regarding our pricing standards (no minimum quantities) wherever possible to lock pricing based on volume.

        As prices increase for raw materials, we seek to pass such price increases through to our customers, although a lag period often exists.

Employees

        As of June 26, 2004, we had approximately 2,080 employees in research and development, manufacturing, sales, marketing, executive and administrative positions. Of these employees, approximately 340 are subject to some form of collective bargaining agreement. These employees are located at our Latina, Italy and Monterrey, Mexico manufacturing facilities. None of our U.S. operations is subject to collective bargaining agreements. We consider our relations with our employees to be good. We have never experienced any strikes or work stoppages.

Research and Development

        During the years ended December 31, 2001, 2002 and 2003, we spent approximately $1.5 million, $2.5 million and $2.7 million, respectively, for research and development. During 2004 and 2005, we expect to spend annually up to 4% of our net sales for research and development. Our research and development programs focus on the development of new products, as well as technological enhancement to existing products and updated designs. For example, we are studying the feasibility of applying our anti-microbial materials to our PIVCs. We continually seek to develop new technologies to improve durability, performance and usability of existing products. In addition to our own research and development activities, we receive new product and technology disclosures, especially in procedure-specific areas, from surgeons, inventors and operating room personnel. For disclosures that we deem promising from a clinical and commercial perspective, we seek to obtain the rights to these ideas by negotiating agreements, which typically compensate the originator of the idea.

Patents, Trademarks and Proprietary Rights

        We rely, in part, on patented and other proprietary technology. We typically seek to obtain patent protection for significant inventions. We currently hold a substantial number of patents, including patents in foreign jurisdictions. In addition, we have several patents pending in the United States and numerous patents pending in foreign jurisdictions.

        The products and technology that we currently license account for approximately 43% of our net sales for the six months ended June 26, 2004. For the six months ended June 26, 2004, approximately $1.7 million in royalties were due pursuant to the terms of these license agreements. These license agreements include our license for the technology used in our Protectiv PIVCs, which accounted for approximately 35% of our net sales for the six months ended June 26, 2004. Under the terms of the Protectiv license agreement, we pay annual royalties in an amount equal to 1.75% of worldwide net sales of Protectiv PIVCs. This license agreement terminates upon the expiration of the patents underlying the licensed technology, which expire in 2014. We have also licensed rights under many U.S. patents and corresponding foreign patents covering a wide range of our products, both on an exclusive and non-exclusive basis. In addition, certain patents are currently licensed to third parties on a non-exclusive basis.

        We sell our products under a variety of trademarks, some of which we consider to be of sufficient importance to warrant registration in the United States and various foreign countries in which we do business. We also rely on trade secrets, unpatented know-how and continuing technological advancement to maintain our competitive position. We cannot assure you that the measures we use to protect our trade secrets and know-how will prevent their unauthorized disclosure or use or that others may not independently develop similar trade secrets or know-how or obtain access to our trade secrets, know-how or proprietary technology.

Environmental Matters

        Compliance with environmental laws and regulations designed to regulate the discharge of materials into the environment or otherwise protect the environment requires continuing management effort and expenditure by us. Some of our owned and leased properties, including those acquired in the acquisition of the Jelco business, have historical industrial uses that are unrelated to the current site uses. Our Southington, Connecticut facility, acquired in the Jelco acquisition, is the subject of an ongoing investigation with respect to on-site contamination. Remediation plans with respect to such contamination are being developed. Although we presently cannot predict the final outcome of such investigation or estimate the cost of any remediation, Ethicon has agreed to undertake, and bear any costs related to, such investigation and remediation. We do not believe that the operating costs incurred in the ordinary course of business to satisfy air and other permit requirements, properly dispose of hazardous materials and otherwise comply with these laws and regulations form or are reasonably likely to form a material component of our operating costs or have or are reasonably likely to have a material adverse effect on our competitive or consolidated financial positions.

Regulatory Matters

        Our products are classified as medical devices subject to regulation by the FDA. New products and certain changes to existing products generally require FDA clearance under a procedure known as premarket notification 510(k). A premarket notification 510(k) clearance indicates FDA agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to another medical device that was on the market prior to 1976 or that has received premarket notification 510(k) clearance. Some products were legally on the market prior to May 1976 and are therefore considered pre-amendment devices requiring no 510(k) clearance. Our products generally are either Class I or Class II products with the FDA, meaning that our products must meet certain FDA standards and controls and are subject to the premarket notification requirements discussed above. Later discovery of previously unknown problems may result in restrictions on a product's marketing, recall or withdrawal of the product from the market.

        We have quality control/regulatory compliance groups that are tasked with monitoring compliance with design specifications and relevant government regulations for all of our products. We and substantially all of our products are subject to the provisions of the Federal Food, Drug and Cosmetic Act of 1938, as amended by the Medical Device Amendments of 1976, the Safe Medical Device Act of 1990, as amended in 1992, the Medical Device User Fee and Modernization Act of 2002, and similar foreign regulations. In addition, certain of our products are indirectly subject to the Needlestick Safety Act of 2001.

        In April 2001, Congress passed the Needlestick Safety and Prevention Act. This act strengthened the requirements for the use of safety-engineered sharp devices, including PIVCs. The Needlestick Safety and Prevention Act requires employers to implement the use of safety medical devices designed to eliminate or minimize occupational exposure to blood borne pathogens through needle stick or other injuries. Under the Needlestick Safety and Prevention Act, healthcare facilities must (1) review and update exposure control plans to reflect technological advances, (2) maintain a sharp injury log in areas where sharp devices are used, noting the type and brand of device used and (3) seek input on engineering and work practice controls from the affected healthcare workers.

        As a manufacturer of medical devices, our manufacturing processes and facilities are subject to periodic on-site inspections and continuing review by the FDA to ensure compliance with the Quality System Regulations as specified in Title 21, Code of Federal Regulation ("CFR") part 820. Many of our products are subject to industry-set standards. Industry standards relating to our products are generally formulated by committees of the Association for the Advancement of Medical Instrumentation ("AAMI"), International Organization for Standardization ("ISO"), International Electrotechnical Commission ("IEC"), American National Standards Institute ("ANSI") or Institute of Electrical and Electronic Engineers ("IEEE"). We believe that our products presently meet applicable standards. We market our products in a number of foreign markets. Requirements pertaining to our products vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. We believe that our products currently meet applicable standards for the countries in which they are marketed.

        We are subject to product recall and have made product recalls in the past. No recall has had a material effect on our financial condition, but there can be no assurance regulatory issues may not have a material adverse effect in the future.

        Failure to comply with applicable governmental regulations can result in various penalties, including fines, recalls or seizure of product, total or partial suspension of production, refusal or delay in product approvals or clearances, increased quality control costs, or criminal prosecution.

        Any change in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the promulgation of any additional laws or regulations could have an adverse effect on our financial condition or results of operations.

  Anti-Kickback Laws

        Several types of state and federal laws have been applied to restrict certain marketing practices in the medical device industry in recent years. These include federal and state anti-kickback statutes. The federal health care program anti-kickback statute prohibits persons from knowingly and willfully offering, paying, soliciting, or receiving remuneration in return for referrals or in return for purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing or ordering any service or item payable under Medicare, Medicaid, or certain other federally funded health care programs. These provisions have been broadly interpreted to apply to certain relationships between manufacturers, purchasers of manufacturers' products, and parties in a position to refer or recommend purchases. Under current law, federal courts and the Office of Inspector General of the United States Department of Health and Human Services have stated that the statute may be violated if one purpose (as opposed to a primary or sole purpose) of remuneration is to induce prohibited purchases, recommendations, or referrals.

        There are a number of statutory exceptions and regulatory safe harbors under the federal anti-kickback statute, including those for properly disclosed reductions in price, payments to bona fide employees, payments to group purchasing organizations, compensation under personal services contracts, and warranties. Although a failure to satisfy all of the criteria for a particular safe harbor does not necessarily mean that an arrangement is unlawful, practices that involve remuneration intended to induce purchases or recommendations may be subject to government scrutiny if they do not qualify for a safe harbor.

        The majority of states also have statutes or regulations similar to the federal health care program anti-kickback statute. Certain of these laws do not have exemptions or safe harbors. Moreover, in several states, these laws apply regardless of whether payment for the services in question may be made under Medicaid or state health programs. Sanctions under these federal and state laws may include civil money penalties, license suspension or revocation, exclusion of medical product companies, providers, or practitioners from participation in federal or state health care programs, and criminal fines or imprisonment. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Because of the breadth of these statutes, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business and financial condition.

  Third-Party Reimbursement

        Our products typically are purchased by hospitals which bill various third-party payors, such as governmental programs and private insurance plans, for the healthcare services provided to their patients. Third-party payors carefully review and increasingly challenge the prices charged for medical products and services. Reimbursement rates from private companies vary depending on the procedure performed, the third-party payor, the patient's insurance plan, and other factors. Medicare reimburses hospitals a prospectively determined fixed amount for the costs associated with an in-patient hospitalization based on the patient's discharge diagnosis, and reimburses physicians a prospectively determined fixed amount based on the procedure performed, regardless of the actual costs incurred by the hospital or physician in furnishing the care and unrelated to the specific devices used in that procedure.

        Medicare and other third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement for covered products. After we develop a new product, we may find limited demand for it unless private and governmental third-party payors cover our product. Even if these payors cover our products, the reimbursement level may not be adequate. In addition, current reimbursement amounts may be decreased in the future and future legislation, regulations, or reimbursement policies of third-party payors could have a material adverse affect on the demand for our products or our ability to sell our products on a profitable basis, particularly if our system is more expensive than competing products or procedures. If third-party payor coverage or reimbursement is unavailable or inadequate, our business, financial condition, and results of operations could be materially adversely affected.

Litigation

        We or our subsidiaries are at any one time parties to a number of lawsuits or subject to claims arising out of our respective operations, including product liability, patent and trademark, or other intellectual property infringement, contractual liability, workplace safety and environmental claims and cases, some of which involve claims for substantial damages. We or our subsidiaries are vigorously defending lawsuits and other claims against us. While any action, proceeding or claim contains an element of uncertainty, management believes that the outcome of such actions, proceedings or claims will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to each of our executive officers and directors.

Name	Age	Position
Dominick A. Arena	62	President, Chief Executive Officer and Director
Dr. Georg Landsberg	50	Senior Vice President of European Operations and Director
Michael I. Dobrovic	40	Vice President, Chief Financial Officer and Treasurer
Ralph E. Dickman, Jr.	56	Vice President, Operations and Assistant Secretary
Charles J. Jamison	59	Vice President, General Counsel and Secretary
Timothy A. Dugan	38	Chairman of the Board
James G. Connelly III	58	Director
Harreld N. Kirkpatrick III	32	Director
Alan L. Heller	50	Director

        Dominick A. Arena has served as our President and Chief Executive Officer since January 2000, and has served as a Director since 2001. Mr. Arena joined the operating team of our predecessor, The Furon Company in January 1997 to lead its healthcare business, having served as Furon's healthcare consultant since December 1995. Following the acquisition of Medex by Furon, Mr. Arena became President of Medex from January 1997 to July 1998. From August 1998 until his return to Medex in January 2000, Mr. Arena served as a consultant to Furon and as a managing member of LDSE International LLC, a start-up veterinary company. Previously, he was the President of three medical device manufacturers: AnaMed International from 1993 to 1995; Hudson Respiratory Care, Inc. from 1989 to 1993; and Respiratory Care, Inc. (a subsidiary of Kendall Company) from 1986 to 1989, when it was acquired by Hudson. Mr. Arena has 26 years of industry experience.

        Dr. Georg Landsberg has served as our Senior Vice President of European Operations, with responsibility for sales and operations in all European countries, since July 1997, and has served as a Director since 2001. Before that, he was Vice President of Sales and Marketing for Europe and General Manager of our European entities. Dr. Landsberg has more than 15 years of experience in the medical market.

        Michael I. Dobrovic has been our Chief Financial Officer since December 1999. Before that, Mr. Dobrovic was the Director of Internal Audit for Furon from 1997 to 1999. Before joining Furon, Mr. Dobrovic was Director of Accounting for Harvard Industries from 1996 to 1997 and held various positions with Price Waterhouse from 1987 to 1996. While with Price Waterhouse, he spent nearly four years on assignment in Eastern Europe.

        Ralph E. Dickman, Jr. has been our Vice President, Operations since 1998. Mr. Dickman has 29 years of industry experience. From 1986 to 1997 Mr. Dickman held several management positions with IMED, including five years as Vice President of Operations. From 1974 to 1985, Mr. Dickman was employed with Deseret Medical, a catheter and operating room disposable products manufacture, in various manufacturing and human resources positions.

        Charles J. Jamison has been our Vice President and General Counsel since 2001. Prior to joining Medex, Mr. Jamison was engaged in the private practice of law in California for over 23 years.

        Timothy A. Dugan has served as the Chairman of our Board of Directors since May 2003, the effective time of the equity investment. Mr. Dugan is a Partner at One Equity Partners and has been employed by One Equity Partners and its predecessors since 1990.

        James G. Connelly III has served as one of our Directors since May 2003, the effective time of the equity investment. Mr. Connelly is a Managing Director of Garrett Capital Advisors LLC, a healthcare advisory firm exclusively aligned with One Equity Partners, and has held such position since 1999. Mr. Connelly served as the president, chief operating officer and a director of USFreightways Corporation, a diversified transportation and logistics company, during 1998. From 1992 to 1997, he was the president, chief operating officer and a director of Caremark International Inc., a national provider of healthcare management services.

        Harreld N. Kirkpatrick III has served as one of our Directors since May 2003, the effective time of the equity investment. Mr. Kirkpatrick III is a Partner at One Equity Partners and has been employed by One Equity Partners and its predecessors since 1996.

        Alan L. Heller has served as one of our Directors since May 2004. Mr. Heller served as senior vice president of Baxter Healthcare Corporation and Baxter World Trade Corporation from 2000 until January 31, 2004, during which time he was responsible for manufacturing and research and development for Baxter's renal business. Before his employment with Baxter, Mr. Heller served as executive vice president of Pharmacia Corporation and as head of its Searle pharmaceutical unit. Mr. Heller spent more than 22 years with Searle in several general management, sales, marketing and finance positions.

Board of Directors

        Our Board of Directors currently consists of six directors. Prior to the offering, our Board of Directors will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. The term of the Class I directors will terminate on the date of the first annual meeting of our stockholders; the term of the Class II directors will terminate on the date of the second annual meeting of our stockholders; and the term of the Class III directors will terminate on the date of the third annual meeting of our stockholders.

        We expect that Class I will be comprised of                and                , Class II will be comprised of                and                and Class III will be comprised of                and                .

        In order to ensure compliance with the independence requirements of the New York Stock Exchange, the composition of our Board of Directors may change prior to and following the offering. We intend to be in full and timely compliance with all applicable New York Stock Exchange Rules and applicable law, including with respect to the independence of our directors. We also intend to avail ourselves of the transition periods provided for under the applicable New York Stock Exchange Rules for issuers listing in conjunction with their initial public offering. In addition, we intend to avail ourselves of the "controlled company exception," which, so long as our equity sponsor continues to hold a majority of our common stock, eliminates the requirements that we have a majority of independent directors on our Board of Directors and that our compensation and nominating and corporate governance committees be comprised entirely of independent directors.

Committees of the Board of Directors

        Our Board of Directors has the authority to appoint committees to perform certain management and administration functions. Our Board of Directors currently has an audit committee and a compensation committee and plans to establish a nominating and corporate governance committee. The composition of the Board committees will comply, when and to the extent required, with the applicable New York Stock Exchange Rules and provisions of the Sarbanes-Oxley Act of 2002.

        The audit committee selects, on behalf of our Board of Directors, an independent public accounting firm to be engaged to audit our financial statements, discusses with the independent auditors their independence, reviews and discusses the audited financial statements with the independent auditors and management, reviews the adequacy of our internal control procedures, and recommends to our Board of Directors whether the audited financial statements should be included in our Annual Reports on Form 10-K to be filed with the SEC.                  is the chairman of our audit committee and the other members of our audit committee are                              and                   . Our Board of Directors has determined that                  is an "audit committee financial expert" under the requirements of the New York Stock Exchange and the SEC. Upon the consummation of this offering, the audit committee will consist of three members, all of whom will be independent directors.

        The compensation committee reviews and either approves, on behalf of our Board of Directors, or recommends to the Board of Directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation committee also provides assistance and recommendations with respect to our compensation policies and practices and assists with the administration of our compensation plans.                  is the chairman of our compensation committee, and the other members of our compensation committee are                  and                  .

        Our Board of Directors plans to establish a nominating and corporate governance committee to assist our Board of Directors in fulfilling its responsibilities by identifying and approving individuals qualified to serve as members of our Board of Directors, selecting director nominees for our annual meetings of stockholders, evaluating the performance of our Board of Directors and developing and recommending to our Board of Directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the Board of Directors or the compensation committee of any other company that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Compensation of Directors

        For the year ended December 31, 2003, the individuals serving on our Board of Directors who were not our employees did not receive any compensation so long as they were affiliated with, or had a financial interest in, us. After consummation of this offering, we intend to pay our non-employee and non-affiliate directors an annual retainer of                   related to their service on our Board of Directors and an additional annual retainer of                  for each committee on which they serve as a member. We intend to promptly reimburse all directors for reasonable expenses incurred to attend meetings of our Board of Directors or committees.

Executive Compensation

        The following table sets forth certain compensation information for the Chief Executive Officer and our four other executive officers who were the most highly compensated for the fiscal year ended December 31, 2003 (together, the "named executive officers"). All of the information in this table reflects compensation earned by the named executive officers for services rendered to us.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)(1)	Other Annual Compensation($)(2)		Securities Underlying MedVest Options(#)	All Other Compensation($)(3)
Dominick A. Arena President, Chief Executive Officer	2003	320,309	2,104,019	—		—	11,493
Dr. Georg Landsberg Senior Vice President of European Operations	2003	268,092	1,098,724	—		—	—
Michael I. Dobrovic Vice President and Chief Financial Officer	2003	181,099	1,358,069	117,111	(4)	—	7,016
Ralph E. Dickman, Jr. Vice President, Operations	2003	185,210	1,370,788	113,895	(4)	—	7,051
Charles J. Jamison Vice President and General Counsel	2003	181,099	1,358,069	—		—	14,213

(1)
Includes the first of three installment payments pursuant to the severance and non-compete agreements paid to each named executive officer on May 21, 2003 (Arena, $1,402,500; and Landsberg, Dobrovic, Dickman and Jamison, $924,375) and the second of three installment payments pursuant to the severance and non-compete agreements paid to Messrs. Arena, Dobrovic, Dickman and Jamison on December 30, 2003 (Arena, $577,500; and Dobrovic, Dickman and Jamison, $380,625). It does not include the second of three installment payments pursuant to the severance and non-compete agreement to Dr. Landsberg of $380,625 that was paid in the first quarter of the 2004 fiscal year.

(2)
Except as indicated, the aggregate dollar amount of perquisites or other personal benefits for our named executive officers did not exceed the lesser of (a) $50,000 and (b) 10% of the total salary and bonus reported by such named executive officer for such fiscal year.

(3)
Includes matching contributions to our 401(k) plan on behalf of the named executive officers (Arena $7,000; Dobrovic $6,670; Dickman $5,361; and Jamison $6,558) and group term life insurance premiums attributable to the named executive officers (Arena $4,493; Dobrovic $346; Dickman $1,690; and Jamison $1,655).

(4)
Includes transportation allowances, cost of living allowances and reimbursement of relocation expenses. None of the perquisites exceed 25% of the total perquisites reported except relocation expenses paid to Mr. Dobrovic of $97,938 and to Mr. Dickman of $94,722.

Option/SAR Grants

        During the year ended December 31, 2003, no options were granted to any of our named executive officers.

Option Exercises and Year-End Values

        During the year ended December 31, 2003, none of our named executive officers exercised any stock options. The following table sets forth information with respect to the number of unexercised stock options held by the named executive officers on December 31, 2003, and the value of the unexercised in-the-money stock options on that date. Concurrently with the completion of this offering, all of the                  outstanding options to purchase shares of participating preferred stock will be cancelled, entitling the holders of such options to receive an amount in cash per option equal to the redemption price payable per share of participating preferred stock less the exercise price of such option.

December 31, 2003 Option Values

	Number of Securities Underlying Unexercised Options At December 31, 2003 (#)
				Value of Unexercised in-the-Money Options at December 31, 2003 ($)(1)
Name
	Exercisable		Unexercisable	Exercisable	Unexercisable
Dominick A. Arena	330,000	(2)	—	1,676,400	—
Ralph B. Dickman, Jr.	165,000	(3)	—	838,200	—
Michael I. Dobrovic	165,000	(3)	—	838,200	—
Charles J. Jamison	165,000	(3)	—	838,200	—
Dr. Georg Landsberg	165,000	(3)	—	838,200	—

(1)
The value of outstanding options is determined by the fair market value of common and participating preferred stock as of May 21, 2003 of $6.68 per share as determined by the price paid by OEP in connection with the Jelco acquisition less the exercise price of $1.60 per share.

(2)
Consists of options exercisable for 297,000 participating preferred shares and 33,000 common shares at an exercise price of $1.60 per share.

(3)
Consists of options exercisable for 148,500 participating preferred shares and 16,500 common shares at an exercise price of $1.60 per share.

Employee Stock Option Plans

  The 2001 and 2002 Stock Option Plans

        Historically, we have maintained the 2001 Stock Option Plan and the 2002 Stock Option Plan (collectively, the "Prior Plans") to foster and promote our long-term financial success and increase stockholder value by providing for the acquisition of an ownership interest in Medex Holdings by our employees and non-employee directors. The Medex Holdings 2004 Stock Option Plan (the "2004 Plan") will amend and restate the Prior Plans, effective upon the completion of this offering.

        The Prior Plans provide for discretionary grants of non-qualified stock options and qualified incentive stock options to acquire Medex Holdings common stock and are administered by the management development committee of the Medex Holdings board of directors, which determines the option price and exercise period and conditions to exercise of the option at the date of the option grant. As of June 26, 2004, options to purchase an aggregate of 1,721,452.5 shares of Medex Holdings participating preferred stock and 212,012.5 shares of Medex Holdings common stock were issued and outstanding under the Prior Plans.

        Unless otherwise provided in an individual option grant, the Prior Plans reserve a right of first refusal in Medex Holdings's favor to repurchase any shares acquired upon exercise of the option. Furthermore, upon termination of employment for any reason, including death, the option holder may exercise any outstanding options granted to him or her that are then exercisable. Unless otherwise specified, Medex Holdings may repurchase options upon termination of employment for a price equal to the per share fair market value of Medex Holdings's common stock.

        We will not grant any additional options under any of the Prior Plans, and any shares subject to an award under any of the Prior Plans that are forfeited, canceled, settled or otherwise terminated without a distribution of shares, or withheld by us in connection with the exercise of an option or in payment of any required income tax withholding, will not be available for awards under the 2004 Plan.

  The 2004 Stock Option Plan

        The 2004 Plan provides for grants of options, stock appreciation rights, restricted stock, restricted stock units, and performance shares after the completion of this offering. All of our employees will be eligible for awards under the 2004 Plan. Awards may also be made to our non-employee directors under the 2004 Plan. A total of                 options may be granted under the 2004 Plan.

        Upon completion of this offering,                shares of our common stock will be issuable upon exercise of options that are outstanding or authorized for grant in 2004, and an additional                shares of our common stock will be reserved for issuance under the 2004 Plan. Shares delivered pursuant to awards may consist of authorized but unissued common stock or authorized and issued common stock held in treasury. Any shares subject to an award under the 2004 Plan that are forfeited, canceled, settled, or otherwise terminated without a distribution of shares, or withheld by us in connection with the exercise of an option or in payment of any required income tax withholding, will again be available for awards under this plan.

        The compensation committee will administer the 2004 Plan. It will have the authority to construe, interpret, and implement the 2004 Plan; prescribe, amend, and rescind rules relating to the 2004 Plan; and grant awards and determine who will receive awards. The compensation committee may also modify, extend, or renew outstanding awards, as long as participants consent if their rights are impaired. It also has the authority to adjust the terms of any outstanding awards and the number of shares of common stock issuable under the 2004 Plan to prevent the enlargement or dilution of rights, or for any increase or decrease in the number of issued shares of our common stock (or the issuance of shares of stock other than shares of common stock) resulting from a recapitalization, stock split, reverse stock split, stock dividend, spin-off, combination, or reclassification or exchange of the shares of our common stock, merger, consolidation, rights offering, separation, reorganization, or any other change in corporate structure or event the compensation committee determines in its sole discretion affects our capitalization. The determination of the compensation committee on all matters relating to the 2004 Plan or any award agreement will be final, binding, and conclusive.

        Except to the extent otherwise provided in the award agreement or approved by the compensation committee, no award or right granted to any person under the 2004 Plan will be assignable or transferable other than by will or by the laws of descent and distribution, or through a qualified domestic relations order. All awards and rights will be exercisable during the life of the grantee only by the grantee or the grantee's legal representative.

        The 2004 Plan will automatically terminate 10 years after its adoption by the board, or if earlier, when all reserved shares have been issued. Except as otherwise provided in an award agreement, the board of directors may from time to time suspend, discontinue, revise, or amend the 2004 Plan provided that no amendment will materially adversely affect a grantee without that person's prior written consent.

Employment Agreements

        Mr. Dominick Arena has entered into a severance and non-compete agreement with us that provides for the "at will" employment of Mr. Arena as our President and Chief Executive Officer. Under the terms of the agreement, Mr. Arena is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Mr. Arena has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $2,255,000. Of the $2,255,000, $1,980,000 has been paid to Mr. Arena and the remaining $275,000 will be payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Mr. Arena from engaging in competitive activities or hiring any present MedVest employee for a period of thirty-six months following resignation or termination. In the event that Mr. Arena's employment is terminated without cause or by Mr. Arena for good reason, Mr. Arena is entitled to a payment equal to two times his annual salary and his target performance bonus.

        Dr. Georg Landsberg has entered into a severance and non-compete agreement with us. The agreement provides for the "at will" employment of Dr. Landsberg as our Senior Vice President, Europe. Under the terms of the agreement, Dr. Landsberg is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Dr. Landsberg has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $1,486,250. Of the $1,486,250, $924,375 was paid on May 21, 2003, $380,625 was paid during the first quarter of the 2004 fiscal year and $181,250 will be payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Dr. Landsberg from engaging in competitive activities or hiring any present Medex Holdings employee for a period of twenty-four months following resignation or termination. In the event that Dr. Landsberg's employment is terminated without cause or by Dr. Landsberg for good reason, Dr. Landsberg is entitled to a payment equal to two times his annual salary and his target performance bonus.

        Mr. Michael I. Dobrovic has entered into a severance and non-compete agreement with us. The agreement provides for the "at will" employment of Mr. Dobrovic as our Vice President and Chief Financial Officer. Under the terms of the agreement, Mr. Dobrovic is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Mr. Dobrovic has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $1,486,250. Of the $1,486,250, $1,305,000 has been paid to Mr. Dobrovic, and $181,250 is payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Mr. Dobrovic from engaging in competitive activities or hiring any present Medex Holdings employee for a period of twenty-four months following resignation or termination. In the event that Mr. Dobrovic's employment is terminated without cause or by Mr. Dobrovic for good reason, Mr. Dobrovic is entitled to a payment equal to two times his annual salary and his target performance bonus.

        Mr. Ralph E. Dickman, Jr. has entered into a severance and non-compete agreement with us. The agreement provides for the "at will" employment of Mr. Dickman as our Vice President, Operations. Under the terms of the agreement, Mr. Dickman is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Mr. Dickman has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $1,486,250. Of the $1,486,250, $1,305,000 has been paid to Mr. Dickman, and $181,250 is payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Mr. Dickman from engaging in competitive activities or hiring any present Medex Holdings employee for a period of twenty-four months following resignation or termination. In the event that Mr. Dickman's employment is terminated without cause or by Mr. Dickman for good reason, Mr. Dickman is entitled to a payment equal to two times his annual salary and his target performance bonus.

        Mr. Charles J. Jamison has entered into a severance and non-compete agreement with us. The agreement provides for the "at will" employment of Mr. Jamison as our Vice President, General Counsel. Under the terms of the agreement, Mr. Jamison is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Mr. Jamison has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $1,486,250. Of the $1,486,250, $1,305,000 has been paid to Mr. Jamison, and $181,250 is payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Mr. Jamison from engaging in competitive activities or hiring any present Medex Holdings employee for a period of twenty-four months following resignation or termination. In the event that Mr. Jamison's employment is terminated without cause or by Mr. Jamison for good reason, Mr. Jamison is entitled to a payment equal to two times his annual salary and his target performance bonus.

PRINCIPAL STOCKHOLDERS

        The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering by:

  •
  each person who is known by us to own beneficially more than 5% of our common shares;

  •
  each member of our board of directors and each of our executive officers; and

  •
  all members of our board of directors and our executive officers as a group.

        The percentage ownership before the offering is based on                        shares of common stock outstanding as of June 26, 2004, and reflects a                        for one stock split that we intend to effect through the merger immediately prior to the completion of this offering. The percentage ownership before the offering assumes that no exercise of outstanding options has occurred. Percentage ownership after the offering is based on common stock outstanding immediately after the closing of this offering.

        For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of June 26, 2004 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owner is c/o Medex Holdings Corporation, 2231 Rutherford Road, Carlsbad, California 92008.

Beneficial Ownership
Percentage
Name of Beneficial Owner	Number of Shares	Before Offering	After Offering
Greater than 5% Stockholders:
OEP MedVest LLC			%(1)%
Executive Officers:
Dominick A. Arena			%(2)%
Dr. Georg Landsberg			%(2)%
Michael I. Dobrovic			%(2)%
Ralph E. Dickman, Jr.			%(2)%
Charles J. Jamison			%(2)%
Non-Executive Directors:
Timothy A. Dugan.			%(3)%
James G. Connelly III(4)			% %
Harreld N. Kirkpatrick III			%(3)%
Alan L. Heller			% %
All directors and executive officers as a group (9 persons)			%(5)%

(1)
Of the shares of common stock that are reported as beneficially owned, OEP MedVest LLC, has (a) sole power to vote                        shares of common stock; (b) shared power to vote 0 shares of common stock; (c) sole power to dispose                        shares of common stock; and (d) shared power to dispose of 0 shares of common stock.

(2)
Includes                        shares of common stock subject to stock options by Mr. Arena which are exercisable or become exercisable within 60 days. Includes                         shares of common stock

  subject to stock options by each of Dr. Landsberg and Messrs. Dobrovic, Dickman and Jamison which are exercisable or become exercisable within 60 days.

(3)
Includes                        shares of common stock owned by OEP MedVest LLC. One Equity Partners LLC owns approximately 96.7% of OEP MedVest LLC and Mr. Dugan and Mr. Kirkpatrick are each Partners of One Equity Partners LLC. Of the shares that are reported as beneficially owned, Mr. Dugan and Mr. Kirkpatrick exercise (a) sole power to vote 0 shares of common stock; (b) shared power to vote                        shares of common stock; (c) sole power to dispose of 0 shares of common stock; and (d) shared power to dispose                        shares of common stock.

(4)
Mr. Connelly owns approximately 50% of GCA Critical Care LLC that owns less than 1% of OEP MedVest LLC. Although Mr. Connelly indirectly owns shares of common stock held by OEP MedVest LLC, Mr. Connelly does not have any power directly or indirectly to vote or dispose of the shares of common stock held by OEP MedVest LLC.

(5)
Includes                        shares of common stock subject to stock options that are currently exercisable or exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Equity Investment

        On April 21, 2003, Medex Holdings, OEP MedVest LLC, an affiliate of One Equity Partners, and all of the then existing stockholders of Medex Holdings (other than the Medex Employee Stock Ownership Plan ("ESOP")), entered into a recapitalization agreement pursuant to which One Equity Partners agreed to invest up to $119.5 million to acquire Medex Holdings's capital stock through a series of stock purchases from Medex Holdings and its existing stockholders. In connection with the Jelco acquisition, OEP MedVest LLC purchased 15,151,515 newly-issued shares of Medex Holdings common stock for an aggregate cash purchase price of $101.2 million. In addition, OEP MedVest LLC purchased from certain senior executives an aggregate of 1,180,223 shares of Medex Holdings common stock at a purchase price equal to $6.27 per share for an aggregate cash purchase price equal to $7.4 million. The following table sets forth the number of shares (before giving effect to the reverse stock split described below) of Medex Holdings common stock that OEP MedVest LLC purchased from each of our senior executive officers, including the purchase price paid to each such officer:

Name of Executive Officer	Number of Shares Sold	Purchase Price
Dominick A. Arena	389,473.4	$2,441,998.21
Dr. Georg Landsberg	197,687.4	1,239,500.00
Michael I. Dobrovic	197,687.4	1,239,500.00
Ralph E. Dickman, Jr.	197,687.4	1,239,500.00
Charles J. Jamison	197,687.4	1,239,500.00

Total	1,180,223.0	$7,399,998.21

        OEP MedVest LLC also purchased from certain stockholders other than the senior executives an aggregate of 535,000 shares of Medex Holdings common stock at a purchase price equal to $6.27 per share for an aggregate cash purchase price equal to $3.4 million.

        Immediately following the purchases of Medex Holdings common stock described above, Medex Holdings consummated a 1-for-10 reverse stock split of its outstanding common stock. Immediately thereafter, Medex Holdings declared a stock dividend of nine shares of its newly-created participating preferred stock for every one share of common stock.

        In connection with the recapitalization transaction, Medex Holdings and its subsidiaries terminated all of the existing employee stock ownership or stock benefit plans, including the Medex ESOP, the Stock Incentive Plan (UK) and the Stock Appreciation Participation Rights Plan (Germany). Participants in the Medex ESOP had 30 days to elect to receive their benefit in cash at a per share value equal to $6.27 or in shares of Medex Holdings common stock and participating preferred stock. Participants in the Stock Incentive Plan (UK) and the Stock Appreciation Participation Rights Plan (Germany) received a cash payment equal to $6.27 per share or stock right. OEP MedVest LLC advanced Medex Holdings the funds required to make the foregoing cash distributions. The amount advanced by OEP MedVest LLC was extinguished and for each $6.27 extinguished, OEP MedVest LLC received one share of common stock and nine shares of participating preferred stock. The amount advanced by OEP MedVest LLC was $7.5 million, the extinguishment of which purchased 118,601 shares of common stock and 1,067,404 shares of participating preferred stock.

        Upon any liquidation, dissolution or winding up of Medex Holdings, before any distribution of proceeds to the holders of common stock, the holders of participating preferred stock are entitled to a preferential distribution in cash in an amount equal to $5.643 for each preferred share held by such holder, representing the original issuance price of such shares. In addition, each holder of participating preferred stock is entitled to receive his or her pro rata portion of 90% of all remaining proceeds until an additional $2.8215 is received for each share of participating preferred stock held by such holder.

Thereafter, each participating preferred stock holder is entitled to receive his or her pro rata portion of 10% of all remaining proceeds from such liquidation, dissolution or winding up of Medex Holdings. The preferential distribution and the participation amount payable to holders of participating preferred stock are collectively referred to as the liquidation amount. The participating preferred stock is not subject to call or mandatory redemption rights and cannot be converted into shares of common stock. The participating preferred stock of Medex Holdings is non-voting. Prior to the consummation of this offering, the terms of the participating preferred stock will be amended to provide that, concurrently with the closing of the offering, we will redeem all of the participating preferred stock for a redemption price equal to the liquidation amount, calculated as if we were to be liquidated on the date of this prospectus, using the initial public offering price of our common stock to establish the amount available for distribution to the holders of our capital stock. Based on an assumed initial public offering price of our common stock of $                  per share, the midpoint of the range set forth on the cover page of this prospectus, the aggregate redemption price for our participating preferred stock (including amounts payable in connection with the cancellation of outstanding options to purchase shares of our participating preferred stock) will be $             million. See "Use of Proceeds." Concurrently with the completion of this offering, all of the            outstanding options to purchase shares of participating preferred stock will be cancelled, entitling the holders of such options to receive an amount in cash per option equal to the redemption price payable per share of participating preferred stock less the exercise price of such option.

        The following table sets forth the number of shares of our participating preferred stock (including outstanding options to purchase shares of our participating preferred stock) to be purchased from One Equity Partners and each of our senior executive officers, as well as the aggregate redemption price to be paid to each:

Name of Holder	Number of Shares	Number of Options	Redemption Price
OEP MedVest LLC(1)			$
Dominick A. Arena
Dr. Georg Landsberg
Michael I. Dobrovic
Ralph E. Dickman, Jr.
Charles J. Jamison

Total			$

(1)
Two of our directors, Messrs. Timothy A. Dugan and Harreld N. Kirkpatrick III, also are partners of One Equity Partners LLC, which owns approximately 83.2% of OEP MedVest LLC.

Stockholders' Agreement

        In connection with the recapitalization, all of the holders of shares of Medex Holdings common stock and participating preferred stock became parties to a new stockholders' agreement. The stockholders' agreement provides, among other things, that the number of the directors constituting the Medex Holdings and Medex board of directors will be seven. Each stockholder is obligated to vote its shares to elect three representatives designated by OEP MedVest LLC, two representatives designated by the stockholders other than OEP MedVest LLC, one independent outside director designated by OEP MedVest LLC (who shall be reasonably acceptable to the non-OEP MedVest LLC stockholders) and one independent outside director designated by the non-OEP MedVest LLC stockholders (who shall be reasonably acceptable to OEP MedVest LLC). The number of representatives OEP MedVest LLC and the non-OEP MedVest LLC stockholders are entitled to designate is subject to such holders maintaining a certain minimum percentage of shares held by them as of the recapitalization date.

        Under the stockholders' agreement, Medex Holdings is required to obtain the approval of stockholders holding at least 50% of its outstanding shares of common stock before, among other matters:

  •
  authorizing or issuing any equity securities of Medex Holdings or its subsidiary, other than pursuant to an employee or director stock option plan approved by the board;

  •
  redeeming or repurchasing any preferred stock or other equity security of Medex Holdings or its subsidiaries;

  •
  approving any sale of Medex Holdings;

  •
  voluntarily liquidating, dissolving or winding up Medex Holdings;

  •
  granting any rights of first offer, first refusal or any similar rights relating to a sale of Medex Holdings;

  •
  engaging (directly or indirectly) in a new business activity other than a business reasonably related to Medex Holdings's or its subsidiaries' existing business; or

  •
  selling or otherwise disposing of any material business of Medex Holdings or any subsidiary of Medex Holdings.

        The stockholders' agreement will terminate as a result of this offering.

Registration Rights Agreement

        In connection with the closing of the Jelco acquisition, Medex Holdings entered into a registration rights agreement with OEP MedVest LLC and all of the other stockholders of Medex Holdings, pursuant to which Medex Holdings granted certain registration rights to the stockholders, which rights can be exercised after this offering. Specifically, subject to certain conditions and limitations, after a qualified initial public offering, OEP MedVest LLC can request two long-form and unlimited short-form demand registrations and the non-OEP MedVest LLC stockholders may request one long-form and unlimited short-form demand registration of their shares of common stock.

        Additionally, subject to certain conditions and limitations, Medex Holdings agrees to permit the holders party to the registration rights agreement to include their shares of Medex Holdings's common stock in any primary offering pursuant to a registration statement filed with the Securities and Exchange Commission whenever Medex Holdings's securities then issued and outstanding are to be registered under the Securities Act, subject to compliance with certain notice provisions set forth in the registration rights agreement. Medex Holdings is able to postpone or withdraw any such primary registration without obligation to any holder. Medex Holdings is generally required to bear all expenses arising from these registrations. Medex Holdings further agrees to indemnify, to the fullest extent permitted by law, each stockholder party to the registration rights agreement and certain of their affiliates against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of a material fact contained in any registration statement, any prospectus or preliminary prospectus or any amendment thereof or supplement thereto, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation of federal or state blue sky laws. These registration rights will be subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock held by the holders with registration rights to be included in such registration and a requirement that a certain minimum amount of securities be registered and sold in such registrations.

Employment Agreements

        In connection with the Jelco acquisition, we entered into employment agreements with certain of our named executive officers as described in "Management—Employment Agreements." In addition, we made certain other payments to these executive officers as described in "Certain Relationships and Related Party Transactions—The Equity Investment."

Transactions with Affiliates

        An affiliate of OEP MedVest LLC was an initial purchaser in the offering of Medex's outstanding 8 7/8% senior subordinated notes, for which it received customary fees, plus reimbursement of certain expenses. An affiliate of OEP MedVest LLC serves as documentation agent under the credit facility, for which it receives customary fees, plus reimbursement of certain expenses. In addition, affiliates of OEP MedVest LLC also serve as lenders under the credit facility.

        Gregory Aranaga, Director of Corporate Communications of Medex, Inc., is the son-in-law of Dominick Arena, one of our Directors and our President and Chief Executive Officer. In 2003, Mr. Aranaga was paid $116,406, which included a bonus of $26,406, and received options to purchase 6,000 shares of common stock.

Management Agreement

        In connection with the Jelco acquisition, Medex Holdings entered into a management agreement with One Equity Partners LLC for management and financial advisory services and oversight to be provided to us and our subsidiaries. Pursuant to this agreement, Medex Holdings pays an annual management fee of $2.4 million; provided, however, no annual management fee will be payable until Medex Holdings and its consolidated subsidiaries generate annual EBITDA in excess of $76.0 million; provided, further, that no annual management fee was payable before December 15, 2003. One Equity Partners also received a one-time transaction fee of $3.0 million upon consummation of the Jelco acquisition, plus reimbursement for out-of-pocket expenses related to such transaction. In connection with the consummation of this offering, the management agreement will be terminated in exchange for a final lump sum payment to One Equity Partners of $       million.

Consulting Arrangement

        On June 14, 2003, we engaged Garrett Capital Advisors to provide general business consulting services to Medex, Inc. at an annual retainer of $150,000. Our director, Mr. Connelly, is the managing partner of Garrett Capital Advisors. This agreement commenced July 1, 2003 and ends June 30, 2006. It is cancelable at any time, by either party, upon 90 days' written notice. In connection with the consummation of this offering, the consulting agreement will be terminated.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified in its entirety by provisions of Delaware law and the provisions of our certificate of incorporation, our bylaws and other agreements, copies of which are available as set forth under the caption entitled "Where You Can Find Additional Information."

General

        Immediately prior to the merger and the consummation of this offering, we had the authority to issue the following total number of shares of capital stock:

  •
  25,000,000 shares of common stock, no par value, of which 1,974,870 shares were outstanding; and

  •
  25,000,000 shares of participating preferred stock, no par value, of which 17,773,826 shares were outstanding.

        In connection with the consummation of this offering, we will effect the merger and redeem all of our outstanding shares of participating preferred stock, which are held by our equity sponsor and management, for cash.

        Upon the effectiveness of the merger:

  •
  the number of our authorized shares of common stock will be increased to      shares; and

  •
  each share of common stock outstanding immediately prior to the merger will be split into             shares of common stock.

        Upon the consummation of this offering, there will be      shares of common stock and no shares of preferred stock outstanding. Each such outstanding share of our common stock and preferred stock will be validly issued, fully paid and non-assessable. In addition, at such time,      shares of common stock will be reserved for issuance upon exercise of outstanding options.

Common Stock

        Voting.    The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

        Dividend Rights.    Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our Board of Directors out of our assets or funds legally available for such dividends or distributions.

        Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

        Conversion, Redemption and Preemptive Rights.    Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

        Following this offering, our certificate of incorporation will authorize our Board of Directors, subject to limitations prescribed by law, to issue up to 25,000,000 shares of preferred stock in one or more series without further stockholder approval. Our Board of Directors will have discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

Options

        Following this offering,                        shares of our common stock will be issuable upon exercise of options that are outstanding or authorized for grant in                         .

Limitations on Directors' Liability

        Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

        In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

  •
  any breach of his or her duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

  •
  the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

  •
  any transaction from which the director derived an improper personal benefit.

This provision does not affect a director's liability under the federal securities laws.

        To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

  Certificate of Incorporation and Bylaws

        Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

        Following the completion of this offering, our certificate of incorporation and bylaws will contain provisions that will permit us to issue, without any further vote or action by the stockholders, up to 25,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

        The foregoing proposed provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

  Delaware Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless: (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 of the Delaware General Corporation Law defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition, to or with the interested stockholder, of assets of the corporation having an aggregate value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The New York Stock Exchange

        We intend to apply for listing on the New York Stock Exchange under the symbol "MDX."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is            .

DESCRIPTION OF OUR INDEBTEDNESS

        In connection with the Jelco acquisition, we entered into a credit facility with a syndicate of financial institutions and institutional lenders and issued 8 7/8% senior subordinated notes. Set forth below is a summary of the terms of the credit facility and the 8 7/8% senior subordinated notes. This summary is not a complete description of all the terms of the credit facility and the 8 7/8% senior subordinated notes.

The Credit Facility

General

        The credit facility provides for senior secured financing of up to $170.0 million, consisting of (1) a $129.0 million term loan facility with a maturity of six years that is drawn in full, and (2) a $40.0 million revolving credit facility, including both a letter of credit sub-facility of $2.0 million and a swingline loan sub-facility of $5.0 million, that will terminate in five years. All borrowings under the credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

        Proceeds of the term loan and any revolving loans funded on May 21, 2003 were used to finance the Jelco acquisition. Proceeds of revolving loans funded after May 21, 2003 are, and will be, used to provide financing for working capital and general corporate purposes.

Interest and Fees

        The interest rates per annum applicable to loans, other than swingline loans, under our credit facility is, at our option, equal to either a base rate or a LIBOR rate for a one, two three or six and, if available, nine or twelve month interest period chosen by us plus, in each case, an applicable margin percentage.

        The base rate is the greater of (1) the prime rate or (2) one-half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The LIBOR rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject. The applicable margin percentage is initially a percentage per annum equal to (1) 2.75% for base rate term loans, (2) 3.0% for LIBOR rate term loans, (3) 2.50% for base rate revolving loans and (4) 3.50% for LIBOR rate revolving loans. Beginning approximately six months after May 21, 2003, the applicable margin percentages have become subject to adjustments based upon the ratio of our funded debt to our consolidated EBITDA being within certain defined ranges. Swingline loans will bear interest at the interest rate applicable to base rate revolving loans.

        On the last business day of each calendar quarter, we are required to pay each lender a 0.50% commitment fee in respect of any unused commitments under the revolving loan facility.

Prepayments

        Subject to exceptions, the credit facility requires mandatory prepayments of the loans in amounts equal to (1) 100% of insurance net proceeds not applied toward the repair, replacement or relocation of damaged properties within 180 days, (2) 100% of the net cash proceeds from asset sales that are not made in the ordinary course of business or the proceeds of which are not reinvested by us within 180 days, (3) 100% of the net cash proceeds from the issuance of debt securities by us, (4) 100% of the net cash proceeds from the issuance of equity securities by us with certain exceptions for the issuance of equity securities by us in connection with an initial public offering and (5) 75% of our annual excess cash flows, which percentage may be reduced to 50% if the ratio of our funded debt to our consolidated EBITDA is less than or equal to 3.00 to 1.00. Voluntary prepayments of loans under the credit facility and voluntary reductions of revolving loan commitments are permitted, in whole or in part, in minimum amounts as set forth in the credit agreement.

Amortization of Principal

        Our credit facility requires scheduled quarterly payments on the term loans in amounts equal to 1% for the first five years and 95% in the sixth year on each of June 30, September 30, December 31 and March 31, beginning on September 30, 2003.

Collateral and Guarantors

        Indebtedness under the credit facility is guaranteed by Medex Holdings and all of Medex's current and future domestic subsidiaries and is secured by a perfected first-priority security interest in substantially all of our and our guarantors' existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, cash and cash proceeds of the foregoing, and a first-priority pledge of Medex's capital stock and the capital stock of the guarantor subsidiaries, as well as 65% of the capital stock of certain material first-tier foreign subsidiaries.

Restrictive Covenants and Other Matters

        The credit facility requires that we comply on a quarterly basis with certain financial covenants, including a maximum senior leverage ratio test, a maximum total leverage test, a minimum interest coverage ratio test, a minimum fixed charge coverage ratio test and a maximum annual capital expenditure test, which financial covenants (other than the minimum fixed charge coverage ratio and the maximum annual capital expenditure test) become more restrictive over time. In addition, the credit facility includes negative covenants, subject to exceptions, restricting or limiting our ability to, among other things (1) incur, assume or permit to exist additional indebtedness or guarantees, (2) incur liens, including negative pledges, (3) make loans and investments, (4) declare dividends, make payments or redeem or repurchase capital stock, (5) engage in mergers, acquisitions, joint ventures and other business combinations, (6) prepay, redeem or purchase certain indebtedness, including the 8 7/8% senior subordinated notes, (7) amend or otherwise alter our equity or constituent documents or the terms of our indebtedness, including the 8 7/8% senior subordinated notes, (8) sell assets and engage in sale leaseback transactions, (9) transact with affiliates and (10) alter the business that we conduct.

        The credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our senior secured credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under our credit facility would be entitled to take various actions, including the acceleration of amounts due under the credit facility and all actions permitted to be taken by a secured creditor.

The 8 7/8% Senior Subordinated Notes

        In connection with the Jelco acquisition, Medex, our operating subsidiary, issued $200.0 million in aggregate principal amount of 8 7/8% senior subordinated notes, which are guaranteed on a senior subordinated basis by Medex Holdings and all of Medex's subsidiaries. The 8 7/8% senior subordinated notes mature on May 15, 2013 and bear interest at the rate of 8 7/8% per year, payable May 15 and November 15 of each year. At any time after May 15, 2008, Medex may redeem some or all of the 8 7/8% senior subordinated notes at specified redemption prices. In addition, at any time before May 15,

2006, Medex may redeem up 35% of the original aggregate principal amount of the 8 7/8% senior subordinated notes with the net cash proceeds of certain equity offerings. The indenture governing the 8 7/8% senior subordinated notes limits our ability to, among other matters: incur more debt and issue preferred stock; pay dividends or make other distributions; make other restricted payments and investments; create liens; sell assets; merge or consolidate with other entities; and engage in transactions with affiliates. These covenants are subject to a number of important exceptions and limitations. We intend to repurchase approximately $       million of 8 7/8% senior subordinated notes with the proceeds from this offering.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

        Upon completion of this offering, we will have outstanding            shares of common stock, assuming no exercise of options for common stock occurs.

        Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock to be outstanding after this offering are "restricted securities" under Rule 144. All of these restricted securities will be subject to the 180-day lock-up period described below. After the 180-day period,            shares will be freely tradeable under Rule 144(k) and            shares will be eligible for resale under Rule 144, subject to volume limitations.

        Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; and

  •
  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Subject to the lock-up agreements described below, common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the three months preceding such sale; and

  •
  the person has beneficially owned the stock proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Rule 701

        In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased stock from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell such stock 90 days after the effective date of this offering in reliance on

Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

Lock-up Agreements

        We have obtained lock-up agreements from all of our executive officers, directors and stockholders, holding all of our outstanding common stock, under which they will have agreed not to transfer or dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. and Credit Suisse First Boston LLC. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Lehman Brothers Inc. and Credit Suisse First Boston LLC waive, in writing, such an extension.

        Lehman Brothers Inc. and Credit Suisse First Boston LLC, in their sole discretion, may release the stock subject to the lock-up agreements in whole or in part at any time with or without notice. We have been advised by Lehman Brothers Inc. and Credit Suisse First Boston LLC that, when determining whether or not to release stock from the lock-up agreements, Lehman Brothers Inc. and Credit Suisse First Boston LLC will consider, among other factors, the shareholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Lehman Brothers Inc. and Credit Suisse First Boston LLC have advised us that they have no present intention to release any of the stock subject to the lock-up agreements prior to the expiration of the lock-up period.

        As a result of these lock-up agreements and rules of the Securities Act, the restricted stock will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus		Shares not locked up and eligible for sale under Rule 144
180 days		Lock-up released; shares eligible for sale under Rule 144

Registration Rights

        Upon the completion of this offering, the holders of an aggregate of            shares of common stock will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see "Description of Common Stock—Registration Rights."

Options

        We expect that options to purchase an aggregate of approximately            shares of common stock will be outstanding as of the closing of this offering. Of these options, approximately            options are currently vested and approximately            options may vest over the next            years. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the common stock subject to outstanding options and options and other awards issuable pursuant to our employee option plans and other incentive share plans to be adopted prior to the completion of this offering.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2004, we have agreed to sell to the underwriters named below, for whom the bookrunners are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Lehman Brothers Inc.
Credit Suisse First Boston LLC
Banc of America Securities LLC
Wachovia Capital Markets, LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        The representatives have informed us that the underwriters do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. and Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Lehman Brothers Inc. and Credit Suisse First Boston LLC waive, in writing, such an extension.

        Our officers, directors and security holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Lehman Brothers Inc. and Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Lehman Brothers Inc. and Credit Suisse First Boston LLC waive, in writing, such an extension.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We intend to apply to list the shares of common stock on New York Stock Exchange under the symbol "MDX."

        Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock was determined by negotiation between us and the representatives, and does not reflect the market price for the common stock following the offering. The principal factors considered in determining the initial public offering price included:

  •
  the history of and prospects for our industry and for medical technology companies generally;

  •
  an assessment of our management;

  •
  our present operations;

  •
  our historical results of operations;

  •
  our earnings prospects;

  •
  the general condition of the securities markets at the time of the offering; and

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

        We cannot be sure that the initial public offering price will correspond to the price at which the common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        The underwriters and certain of their affiliates have from time to time in the past provided, and may in the future provide, investment banking, financial advisory, commercial banking and other services to us and our affiliates, for which they have received or expect to receive customary fees. Lehman Brothers Inc. advised us on the acquisition of the Jelco business, and affiliates of Lehman Brothers Inc. and Wachovia Capital Markets, LLC participated in the related financings in their capacity as initial purchasers of our 8 7/8% senior subordinated notes and as lenders under our credit facility.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the prospectus in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois. Certain legal matters with respect to this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

        The consolidated financial statements of MedVest Holdings Corporation and its subsidiaries as of and for the years ended December 31, 2003 and 2002 included in this prospectus and the financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered accounting firm, as stated in their reports appearing herein (which reports express an unqualified opinion and include an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated statements of operations, stockholders' equity (deficiency) and cash flows of MedVest Holdings Corporation for the period from February 9, 2001 (date operations commenced) through December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Jelco Protectiv I.V. Catheter Business of Ethicon Endo-Surgery, Inc. as of December 29, 2002 and December 30, 2001 and for each of the three years in the period ended December 29, 2002, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common shares offered under this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules. For further information with respect to us and our common shares, we refer you to the registration statement and to the exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement because these statements are qualified in all respects by reference to such exhibits.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INDEX TO FINANCIAL STATEMENTS

Page
MedVest Holdings Corporation Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2002 and 2003	F-4
Consolidated Statements of Operations for the Period from February 9, 2001 (date operations commenced) through December 31, 2001 and the Years Ended December 31, 2002 and 2003	F-5
Consolidated Statements of Stockholders' Equity (Deficiency) for the Period from February 9, 2001 (date operations commenced) through December 31, 2001 and the Years Ended December 31, 2002 and 2003	F-6
Consolidated Statements of Cash Flows for the Period from February 9, 2001 (date operations commenced) through December 31, 2001 and the Years Ended December 31, 2002 and 2003	F-7
Notes to Consolidated Financial Statements	F-8
Condensed Consolidated Statements of Operations for the Six Months Ended June 28, 2003 and June 26, 2004	F-39
Condensed Consolidated Balance Sheets as of December 31, 2003 and June 26, 2004	F-40
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 28, 2003 and June 26, 2004	F-41
Notes to Condensed Consolidated Financial Statements	F-42
Jelco Business Financial Statements
Report of Independent Accountants	F-56
Statements of Direct Assets and Liabilities at December 29, 2002 and December 30, 2001	F-57
Statements of Direct Revenues and Expenses for Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000	F-58
Notes to Financial Statements	F-59
Schedule of Valuation and Qualifying Accounts	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
MedVest Holdings Corporation

        We have audited the accompanying consolidated balance sheets of MedVest Holdings Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2003 and 2002. Our audits also included the financial statement schedule for the years ended December 31, 2003 and 2002 listed in the Index as Item 21(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the period from February 9, 2001 (date operations commenced) through December 31, 2001, were audited by other auditors whose report, dated March 8, 2002, expressed an unqualified opinion on those statements.

        We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of MedVest Holdings Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule for the years ended December 31, 2003 and 2002, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

/s/ Deloitte & Touche LLP

February 13, 2004
Columbus, Ohio

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
MedVest Holdings Corporation

        We have audited the accompanying consolidated statements of operations, stockholders' equity (deficiency), and cash flows of MedVest Holdings Corporation for the period from February 9, 2001 (date operations commenced) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of MedVest Holdings Corporation for the period from February 9, 2001 (date operations commenced) through December 31, 2001 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
March 8, 2002 Columbus, Ohio

MedVest Holdings Corporation
Consolidated Balance Sheets

	December 31, 2002	December 31, 2003
	(in thousands, except per share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,282	$23,860
Accounts receivable, net	14,806	33,703
Inventories, net	22,057	50,156
Other current assets	751	6,436
Assets of abandoned operations, net	1,263	403

Total current assets	40,159	114,558
PROPERTY, PLANT AND EQUIPMENT:
Land and land improvements	2,200	7,877
Buildings and building improvements	9,839	25,194
Machinery and equipment	16,274	104,339

Total property, plant and equipment	28,313	137,410
Less: accumulated depreciation	7,695	21,260

Property, plant and equipment, net	20,618	116,150
Goodwill	9,001	124,304
Other intangible assets, net	243	106,186
Other long-term assets	1,517	12,986

TOTAL ASSETS	$71,538	$474,184

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Revolving line of credit	$13,000	$—
Trade accounts payable	4,216	21,100
Salaries and wages payable	3,629	8,978
Accrued inventory repurchase liability	—	3,826
Accrued interest	267	3,762
Accrued expenses and other liabilities	4,502	11,907
Income taxes payable	1,092	711
Liabilities of abandoned operations, net	6	29
Current portion of long-term debt	3,500	1,300

Total current liabilities	30,212	51,613
Long-term debt	44,800	328,050
Other long-term liabilities	186	3,998
COMMITMENTS AND CONTINGENCIES (NOTE 3)
SHAREHOLDERS' EQUITY (DEFICIENCY):
Preferred stock, no par value; 25,000,000 shares authorized, 17,773,826 shares and no shares issued and outstanding at December 31, 2003 and 2002, respectively	—	91,256
Common stock, no par value; 25,000,000 shares authorized, 1,974,870 shares and 4,290,144 shares issued and outstanding at December 31, 2003 and 2002, respectively	354	9,798
Treasury stock	(80)	—
Contributed capital—ESOP	2,249	—
Accumulated other comprehensive income	803	3,841
Retained earnings (deficit)	(6,986)	(14,372)

Total shareholders' equity (deficiency)	(3,660)	90,523

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$71,538	$474,184

See accompanying notes to consolidated financial statements.

MedVest Holdings Corporation
Consolidated Statements of Operations
For the Years ended December 31, 2003 and 2002 and the period from
February 9, 2001 (date operations commenced) through December 31, 2001

	2001	2002	2003
	(in thousands, except per share amounts)
NET SALES	$80,981	$100,757	$219,110
COST OF GOODS SOLD	50,026	59,004	124,568

GROSS MARGIN	30,955	41,753	94,542
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	24,890	33,389	76,072
LOSS FROM OPERATIONS OF ABANDONED FACILTY (INCLUDING IMPAIRMENT CHARGE OF $971 IN 2003)	—	59	2,132

OPERATING EARNINGS	6,065	8,305	16,338
OTHER INCOME (EXPENSE):
Interest expense, net	(4,581)	(7,159)	(20,240)
Loss on early extinguishment of long-term debt	(396)	(2,549)	(3,727)
Other	236	555	703

Other expense, net	(4,741)	(9,153)	(23,264)

INCOME (LOSS) BEFORE TAXES	1,324	(848)	(6,926)
INCOME TAX EXPENSE	(1,158)	(848)	(460)

NET INCOME (LOSS)	$166	$(1,696)	$(7,386)

NET INCOME (LOSS) PER SHARE:
Basic	$0.05	$(0.42)	$(0.36)
Diluted	$0.05	$(0.42)	$(0.36)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN PER SHARE CALCULATION:
Basic	3,409	4,031	20,695

Diluted	3,409	4,031	20,695

See accompanying notes to consolidated financial statements.

MedVest Holdings Corporation
Consolidated Statements of Shareholders' Equity (Deficiency)
For the years ended December 31, 2003 and 2002 and the period from
February 9, 2001 (date operations commenced) through December 31, 2001

	Common Stock		Preferred Stock			Contributed Capital- Common Stock Warrants
									Accumulated Other Comprehensive Loss
	Number of Shares	Amount	Number of Shares	Amount	Treasury Stock		Contributed Capital- ESOP	Unearned ESOP Shares		Retained Earnings (Deficit)	Total Shareholders' Equity
	(in thousands)
BALANCES AT FEBRUARY 9, 2001	2,508	$354	—	$—	$—	$80	$—	$—	$—	$(54)	$380
Comprehensive loss:
Net income										166	166
Foreign currency translation adjustment									(110)		(110)
Adjustment to fair value of interest rate swaps, net of tax									(187)		(187)

Total comprehensive loss											(131)
Stock issued under ESOP	438						701	(701)			—
ESOP compensation earned								701			701
Accretion of warrants										(1,921)	(1,921)
Grant of restricted shares	1,052										—

BALANCES AT DECEMBER 31, 2001	3,998	354	—	—	—	80	701	—	(297)	(1,809)	(971)
Comprehensive loss:
Net loss										(1,696)	(1,696)
Foreign currency translation adjustment									1,092		1,092
Adjustment to fair value of interest rate swaps, net of tax									8		8

Total comprehensive loss											(596)
Stock issued under ESOP	437						1,548	(1,548)			—
ESOP compensation earned								1,548			1,548
Accretion of warrants										(3,481)	(3,481)
Extinguishment of warrants						(80)					(80)
Stock repurchase					(80)						(80)

BALANCES AT DECEMBER 31, 2002	4,435	354	—	—	(80)	—	2,249	—	803	(6,986)	(3,660)
Comprehensive loss:
Net loss										(7,386)	(7,386)
Foreign currency translation adjustments									2,859		2,859
Termination of interest rate swap agreements									179		179

Total comprehensive loss											(4,348)
Stock issued due to recapitalization	(2,460)	9,444	17,775	91,265	80		(2,249)			—	98,540
Stock repurchase			(2)	(9)							(9)

BALANCES AT DECEMBER 31, 2003	1,975	$9,798	17,773	$91,256	$—	$—	$—	$—	$3,841	$(14,372)	$90,523

See accompanying notes to consolidated financial statements.

MedVest Holdings Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2003 and 2002 and the period from
February 9, 2001 (date operations commenced) through December 31, 2001

	2001	2002	2003
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$166	$(1,696)	$(7,386)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,898	3,646	13,146
Amortization	136	7	2,805
Accretion of discounted debt	1,086	1,568	—
ESOP compensation earned	701	1,548	—
Loss on disposal of assets	10	83	—
Loss on extinguishment of debt	396	2,549	—
Changes in operating assets and liabilities:
Accounts receivable, net	312	(1,627)	(16,748)
Inventories, net	1,561	(1,979)	6,224
Other assets	435	(302)	(2,934)
Trade accounts payable	2,310	(454)	15,113
Salaries and wages payable	(1,144)	(4,244)	3,594
Accrued expenses and other liabilities	555	3,980	9,960
Income taxes payable	1,192	656	(701)
Payable to former parent company	(1,762)	—	—
Assets and liabilities of abandoned operations, net	—	(1,258)	884

Net cash provided by operating activities	9,852	2,477	23,957
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	(511)	(338,184)
Acquisition costs	(175)	(195)	(3,461)
Purchases of property, plant and equipment	(3,375)	(3,173)	(10,981)
Adjustment of purchase price allocation	—	854	(54)

Net cash used in investing activities	(3,550)	(3,025)	(352,680)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	61,300	331,397
Proceeds from sale of stock	—	—	103,125
Stock transaction costs	—	—	(4,593)
Stock repurchase	—	(80)	—
Net payments on revolving line of credit	(3,948)	(6,748)	(13,000)
Debt issuance costs	(147)	(1,299)	(13,922)
Principal payments on long-term debt/purchase of warrants	(3,262)	(52,725)	(50,317)

Net cash provided by/(used in) financing activities	(7,357)	448	352,690
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(60)	130	(1,389)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,115)	30	22,578
CASH AND CASH EQUIVALENTS—Beginning of period	2,367	1,252	1,282

CASH AND CASH EQUIVALENTS—End of period	$1,252	$1,282	$23,860

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	$1,796	$4,971	$14,926

Income taxes paid	$166	$128	$1,271

See accompanying notes to the consolidated financial statements.

MedVest Holdings Corporation
Notes to Consolidated Financial Statements

For Years Ended December 31, 2003 and 2002, and the Period from
February 9, 2001 (date operations commenced) through December 31, 2001

1.    BASIS OF PRESENTATION

        Nature of Business—The Company principally manufactures and distributes a broad range of critical care infusion systems and medical products, which are used in acute care settings for a variety of patient treatment and diagnostic procedures.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of MedVest and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Cash and Cash Equivalents—The Company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents.

        Accounts Receivable—The Company estimates and records provisions for rebates, sales returns, and allowances in the period sales are recognized, based upon its experience. At December 31, 2003 and 2002, accounts receivable is recorded net of an allowance for doubtful accounts of approximately $0.7 million and $0.5 million, respectively. In addition, at December 31, 2003 and 2002, accounts receivable is recorded net of rebate and sales discount reserves of approximately $8.8 million and $0.3 million, respectively.

        Concentration of Credit Risk—Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. Credit terms are consistent with industry practice and estimated losses from credit sales, which have historically been consistent with management's expectations, are provided for in the consolidated financial statements. The Company's customers are highly concentrated in the healthcare industry. Any significant changes in the industry could adversely affect the Company's business and financial results.

        Inventories—Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The Company provides reserves for obsolete and slow moving inventory based on its best estimate at the time.

        Property, Plant and Equipment—Property, plant and equipment were recorded at estimated fair value at the acquisition date. Subsequent additions are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from 3 to 8 years for machinery and equipment and up to 45 years for buildings.

        Goodwill—Goodwill represents the price paid for net assets acquired in excess of their fair market value. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized beginning on January 1, 2002.

        Long-Lived Assets—Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. In evaluating its property, plant and equipment, if the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time. In evaluating its goodwill, the Company estimates the fair value of the Company at each reporting date to determine if any impairment issues exist. Measurement of impairment may be based upon appraisal, market value of similar assets, or discounted cash flows.

        Foreign Currency Translation—In accordance with SFAS No. 52, "Foreign Currency Translation", the balance sheet amounts of foreign subsidiaries are translated from local currency into U.S. dollars at the exchange rate on the balance sheet date. Income statement amounts of foreign subsidiaries are translated from local currency into U.S. dollars using the average exchange rate for the period. Gains and losses resulting from foreign currency transactions are recognized currently in income and those resulting from translation of financial statements are recognized in other comprehensive income. The Company has certain intercompany loans with affiliates that it deems to be long-term in nature and has accordingly translated at historical exchange rates. Management does not expect to demand or receive any payments in the foreseeable future.

        Derivative Financial Instruments—The Company records all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

        Estimated Fair Value of Financial Instruments—The carrying amount of the Company's long-term debt approximated fair value at December 31, 2003 and 2002. The fair value of the Company's long-term debt is estimated based on the current interest rates offered for debt of the same remaining maturities. At December 31, 2002, the fair value of the Company's interest rate protection agreements are based on quoted market values offered for the same or similar agreements. There were no interest rate protection agreements outstanding at December 31, 2003.

        Income Taxes—The Company accounts for income taxes using the liability method in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". The provision for income taxes is computed based upon the pretax income of the combined entities located in each taxing country based upon current tax law. The Company's foreign subsidiaries calculate and pay income taxes in each taxing country. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company has established a valuation allowance against deferred tax assets when it deems the realization of such assets to be uncertain.

        Revenue Recognition—The Company recognizes net sales and related cost of sales at the time of shipment of the products as all the substantial risks of ownership pass at that time. Net sales are recorded net of estimated sales discounts, returns and other applicable promotional type expenses.

        Shipping Costs—The Company records shipping fees billed to customers as revenue and costs associated with shipping activities are recorded in selling, general and administrative expenses on the consolidated statement of operations. Total shipping costs for the years ended December 31, 2003 and 2002 and the period from February 9, 2001 (date operations commenced) through December 31, 2001 were approximately $2.3 million, $2.0 million and $1.8 million, respectively.

        Research and Development Costs—The Company charges research and development costs to expense as incurred. Total research and development costs for the years ended December 31, 2003 and 2002 and the period from February 9, 2001 (date operations commenced) through December 31, 2001 were approximately $2.7 million, $2.5 million and $1.5 million, respectively.

        Product Warranties—Warranty provisions related to product sales are determined based upon an estimate of costs that may be incurred under warranty and other post-sales support programs. During 2003, the Company reversed a specific warranty reserve of $0.5 million, as actual warranty costs incurred and number of units serviced have been less that originally estimated. Activity related to product warranty provisions for the years ended December 31, 2003 and 2002 was as follows:

(in thousands)
Balance, December 31, 2001	$755
Add: warranty provision	328
Less: services provided	(262)

Balance, December 31, 2002	821
Less: warranty provision adjustment	(479)
Less: services provided	(202)

Balance, December 31, 2003	$140

        Stock Options—The Company has adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to FASB Statement No. 123". The Statement requires prominent disclosures in financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock compensation awards under the recognition and measurement principles of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in results of operations, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on results of operations if the Company had applied the fair value recognition provisions of SFAS No. 123 for the years ended December 31, 2003 and 2002. No options were outstanding prior to 2002.

	December 31, 2003	December 31, 2002
	(in thousands)
Net loss as reported	$(7,386)	$(1,696)
Less: total stock-based compensation expense determined under fair value based methods	(396)	(490)

Pro forma net loss	$(7,782)	$(2,186)

        The weighted-average fair value at date of grant of a common stock option granted under the Company's option plans during the years ended December 31, 2003 and 2002 was $1.06 and $0.63, respectively. The fair value of each option granted during the years ended December 31, 2003 and 2002 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2003
Dividend yield	0.00%	0.00%
Expected volatility	0.00%	0.00%
Risk-free interest rate	5.08%	3.81%
Expected option lives (in years)	10	10
Forfeiture rate	0.00%	0.00%

        Net income (loss) per share—Basic and diluted net loss per common share is calculated in accordance with SFAS No. 128, Earnings Per Share ("SFAS No. 128"). Under the provisions of SFAS No. 128, basic net income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the period. Diluted net income (loss) per common share is calculated by dividing the net income by the weighted average number of shares of common stock and dilutive stock options outstanding during the years presented. For the years ended December 31, 2003 and 2002, basic and diluted net loss per common shares is the same, since the effects of potentially dilutive securities are antidilutive for those periods.

        The chart below presents a reconciliation between basic and diluted weighted average shares outstanding (in thousands):

		Year Ended December 31,
	Period from February 9, 2001 to December 31, 2001
		2002	2003
Basic weighted average shares outstanding	3,409	4,031	20,695
Dilutive effect of stock options	—	—	—

Diluted weighted average shares outstanding	3,409	4,031	20,695

        Reclassifications—Certain 2002 and 2001 amounts have been reclassified to conform to the December 31, 2003 financial statement presentation.

2.    EFFECT OF NEW ACCOUNTING STANDARDS

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives. The Company, due to the adoption of SFAS No. 142, no longer amortized goodwill beginning in fiscal 2002. Goodwill amortization expense during the period from February 9, 2001 (date operations commenced) through December 31, 2001 was approximately $0.1 million.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections". SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, "Reporting Gains and Losses from

Extinguishment of Debt". The adoption of SFAS No. 145 did not have a significant effect on the Company's results of operations or its financial position. The Company has reported losses from the extinguishment of debt in operations for all periods presented.

        In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 and could result in the Company recognizing the costs of future exit or disposal activities over a period of time rather than a one time charge to earnings. The Company accounted for the closure of its Costa Rica manufacturing facility (see Note 15) in accordance with SFAS No. 146.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation, amends the disclosure provisions of SFAS 123 and amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The Company has not elected to adopt the fair value method for stock options. In addition, SFAS No. 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. In its October 2003 meeting, the FASB deferred the effective date of certain provisions of SFAS No. 150 for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective for the Company's 2004 financial statements. Management does not expect that the adoption of SFAS No. 150 will have a material impact on its consolidated financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34". FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003. The adoption of FIN 45 did not have a material impact on the Company's financial condition or results of operations; however, disclosure provisions of FIN 45 are included in the notes to these consolidated financial statements

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46R. It changed the effective date for interests in special-purpose entities for periods ending after December 15, 2003, and for all other types of entities for periods ending after March 15, 2004. The adoption of FIN 46R for variable interest entities did not have a material impact on the Company's consolidated financial statements. Management does not expect the adoption of FIN 46R for all other types of entities to have a material impact on the Company's consolidated financial statements.

3.    CONTINGENCIES

        The Company and its subsidiaries are at any one time parties to a number of lawsuits or subject to claims arising out of its respective operations, including product liability, patent and trademark, or other intellectual property infringement, contractual liability, workplace safety and environmental claims and cases, some of which may involve claims for substantial damages. The Company and its subsidiaries vigorously defend against the lawsuits and other claims brought against it. While any action, proceeding or claim involves significant uncertainty; management believes that the outcome of such actions, proceedings or claims will not have a material adverse effect on the Company's business, financial condition or results of operations.

        Approximately 370 of the Company's employees in Europe and Latin America, or 19% of worldwide employees, are subject to forms of collective bargaining agreements, where work stoppages are relatively common. Management believes its employee relations are good.

        Expenditures related to investigation and remediation of contaminated sites are expensed and accrued by the Company when it becomes probable that a liability has been incurred and its proportionate share of the amount can be reasonably estimated. Such accrued liabilities are exclusive of claims against third parties (except where payment has been received or the amount of liability or contribution by such other parties, including insurance companies, has been agreed upon) and are not discounted. In management's opinion, the ultimate liability with respect to these actions will not materially affect the consolidated financial position or results of operations.

4.    ACQUISITIONS AND OTHER SIGNIFICANT EVENTS

        In April 2003, the Company entered into a recapitalization and stock purchase agreement with One Equity Partners, pursuant to which One Equity Partners made a capital contribution of $119.5 million to purchase MedVest's capital stock, of which $103.1 million was paid directly to MedVest and $16.4 million was paid to other stockholders. As a result of these investments, One Equity Partners and members of senior management now own all of the Company's outstanding capital stock. In connection with this equity investment, the Company also entered into a purchase agreement with Ethicon Endo-Surgery, Inc. ("Ethicon"), a wholly owned subsidiary of Johnson and Johnson, to acquire substantially all of the assets of its peripheral intravenous catheter business ("Jelco") for

$340.0 million. Under the terms of the purchase agreement, the Company acquired the worldwide assets of the Jelco business from Ethicon and certain of its affiliates and assumed the liabilities of the Jelco business arising upon or after the closing of the acquisition. In addition, the Company acquired all of the issued and outstanding capital stock of Johnson & Johnson Medical de Monterrey S.A. de C.V. ("Monterrey"), a subsidiary of Ethicon, a Mexican maquiladora with a manufacturing facility in Monterrey, Mexico, dedicated to the Jelco business.

        Reconciliation of purchase price (in thousands):

Purchase price	$340,000
Closing adjustments	(596)
Transaction costs	3,513

Total Costs	$342,917

        As a result of the recapitalization and stock purchase agreement and the Jelco acquisition, the Company entered into new borrowing arrangements (see Note 7) and used the proceeds, along with the capital contribution, to finance the acquisition of the Jelco business and retire existing debt obligations. The Company obtained a senior secured term loan bearing interest at a variable interest rate, senior subordinated notes bearing interest at a fixed interest rate, and a revolving credit facility bearing interest at a variable interest rate.

        The acquisition of the Jelco business, the recapitalization and stock purchase agreement with One Equity Partners, the refinancing of existing debt, and new borrowing arrangements were completed on May 21, 2003. The Jelco acquisition was accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from the Jelco business combinations as of the date of acquisition. The following is a summary of the assets acquired and the liabilities assumed as of December 31, 2003:

Value at May 21, 2003
(in thousands)
Cash	$1,220
Inventory	29,412
Long-lived assets	95,743
Other assets	513
Intangible assets	108,800
Goodwill	115,303

Total assets acquired	350,991
Liabilities	(8,074)

Net assets acquired	$342,917

        The Company is in the process of settling certain assets and liabilities with Johnson & Johnson which may ultimately affect the purchase price allocation. The Company expects to settle these items with Johnson & Johnson in 2004.

        At the date of the transaction, the Company entered into a transition services agreement ("TSA") with Johnson & Johnson in which distribution, customer service, credit and collections, systems support and various other functions are to be provided by Johnson & Johnson as necessary for up to one year for a charge. By the end of the TSA (May 2004), the Company will have repurchased all of the inventory from Johnson & Johnson subject to the TSA. As such, the Company has included in its consolidated balance sheet, inventory and a related accrual of $3.8 million.

        The following unaudited pro forma information has been presented as if the Jelco acquisition occurred on January 1, 2002. This information is based on historical results of operations and, in the opinion of management, is not necessarily indicative of what the results would have been had the Company operated Jelco since January 1, 2002:

	Year ended December 31, 2002	Year Ended December 31, 2003
	(in thousands)
Net sales	$295,163	$300,871
Net profit (loss)	$1,442	$(427)

        In connection with the Jelco acquisition and recapitalization, the Company entered into a management agreement with One Equity Partners LLC for management and financial advisory services and oversight to be provided to us and our subsidiaries. Pursuant to this agreement, the Company pays an annual management fee of $2.4 million; provided, however, no annual management fee will be payable until the Company and its consolidated subsidiaries generate EBITDA as defined in the credit agreement, in excess of $76.0 million, as of the most recent trailing twelve month period; provided, further, that no annual management fee was payable before December 15, 2003. In 2003, the Company exceeded the $76.0 million calculation pursuant to the agreement and has accrued $2.4 million for the payment of the management fee.

5.    INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

(in thousands)
Balance as of December 31, 2001	$10,963
Adjustments of purchase price allocation	(2,132)
Currency translation	170

Balance as of December 31, 2002	9,001
Goodwill from business acquisitions (see Note 4)	115,303

Balance as of December 31, 2003	$124,304

        The Company's other intangible assets, primarily from the Jelco acquisition, consisted of:

	December 31, 2002			December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(in thousands)
Amortized intangible assets
Product technology	$—	$—	$—	$20,600	$(1,387)	$19,213
Manufacturing technology	—	—	—	48,000	(1,454)	46,546
Other	250	(7)	243	250	(23)	227

Total amortized intangible assets	250	(7)	243	68,850	(2,864)	65,986
Unamortized intangible assets
Trademarks	—	—	—	40,200	—	40,200

Total intangible assets	$250	$(7)	$243	$109,050	$(2,864)	$106,186

        Product technology, manufacturing technology and trademarks valued at $108.8 million were acquired as part of the Jelco acquisition. Intangible asset values acquired as part of the transaction are based upon independent third party valuations performed at the time of the acquisition. Intangible assets are amortized over their respective useful lives. Product and manufacturing technology have estimated useful lives of 9 and 20 years, respectively.

        Amortization expense was $2.8 million and $0.0 million for the years ended December 31, 2003 and 2002, respectively and $0.1 million for the period February 9, 2001 (date operations commenced) through December 31, 2001. The following is a schedule for the estimated amortization as of December 31, 2003 (in thousands):

For the year ended:
2004	$4,706
2005	$4,706
2006	$4,706
2007	$4,706
2008	$4,706

6.    INVENTORIES

        Inventories summarized by major classification are as follows:

	December 31, 2002	December 31, 2003
	(in thousands)
Raw materials and supplies	$10,777	$16,576
Work in progress	3,146	11,760
Finished goods	10,493	26,026
Less: reserve for obsolete and slow-moving inventory	(2,359)	(4,206)

Inventories, net	$22,057	$50,156

7.    LONG-TERM DEBT

        Long-term obligations consist of the following:

	December 31, 2002	December 31, 2003
	(in thousands)
Revolving credit, term note and subordinated notes
Revolving line of credit	$13,000	$—
Term notes:
Term Note	—	129,350
Term Note A	17,000	—
Term Note B	7,000	—
Senior subordinated notes	13,000	200,000
Junior subordinated note	11,300	—

Total	61,300	329,350
Current portion of long-term debt	3,500	1,300
Revolving line of credit	13,000	—

Long-term debt	$44,800	$328,050

        Future minimum principal payments on long-term debt as of December 31, 2003 are as follows (in thousands):

2004	$1,300
2005	1,300
2006	1,300
2007	1,300
2008	62,400
Thereafter	261,750

Total	$329,350

        Long-Term Debt Agreements—As a result of the recapitalization and stock purchase agreement and the Jelco acquisition, the Company entered into new borrowing arrangements and used the proceeds,

along with the capital contribution from One Equity Partners, to finance the acquisition of the Jelco business and retire existing debt obligations. The Company has recognized a loss on the extinguishment of debt in the amount of $3.7 million, $2.5 million and $0.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, primarily related to the write-off of deferred debt financing fees associated with the Company's prior debt obligations and a one time fee for a bridge loan that was not utilized to finance the Jelco acquisition.

        The Company's new credit agreement with several banks and other financial institutions, (collectively, the "Lenders") provided for senior secured financing of up to $170.0 million consisting of a $130.0 million term loan ("Term Loan") facility and a $40.0 million revolving credit facility ("Revolver"), including a letter of credit sub-facility of $2.0 million and a swingline loan sub-facility of $5.0 million. The new credit agreement and associated borrowings commenced on May 21, 2003.

        Interest on the Term Loan and the Revolver are designated at the base rate or Libor rate plus applicable margin, respectively. The interest rate periods will be at one, two, three, or six months (or subject to availability, nine or twelve months). The base rate will be the greater of (1) the prime rate or (2) one-half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The LIBOR rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which the Lenders are subject.

        The Term Loan had principal of $129.4 million outstanding at December 31, 2003. The Term Loan is due in twenty-four quarterly installments of $0.3 million commencing on September 30, 2003 through June 30, 2008, with the remaining principal amount payable in quarterly installments of $30.9 million through March 31, 2009 and the final payment of $30.9 million due on the maturity date of the loan on May 21, 2009. At December 31, 2003, the Term Loan was designated at a LIBOR rate plus applicable margin, totaling 4.19%. Beginning with the fiscal year ending December 31, 2004, the Company will be required to make loan prepayments, equaling 75% or 50% of the excess cash flows, as defined, for the fiscal year, provided that the Company meets certain adjusted debt ratio requirements.

        The Company had no obligations outstanding under the Revolver at December 31, 2003.

        Additionally, the Company issued $200.0 million aggregate principal amount of notes (the "Notes"). The Notes accrue interest at the rate of 8 7/8% per annum and are payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2003. The Notes will mature on May 15, 2013 at which time principal is due in full.

        The credit facility requires that we comply on a quarterly basis with certain financial covenants, including a maximum senior leverage ratio test, a maximum total leverage test, a minimum interest coverage ratio test, a minimum fixed charge coverage ratio test and a maximum annual capital expenditure test, which financial covenants (other than the minimum fixed charge coverage ratio and the maximum annual capital expenditure test) become more restrictive over time. In addition, our credit facility includes negative covenants, subject to exceptions, restricting or limiting our ability and the ability of our parent and our subsidiaries, to, among other things (1) incur, assume or permit to exist additional indebtedness or guarantees, (2) incur liens, including negative pledges, (3) make loans and investments, (4) declare dividends, make payments or redeem or repurchase capital stock,

(5) engage in mergers, acquisitions, joint ventures and other business combinations, (6) prepay, redeem or purchase certain indebtedness, including the notes, (7) amend or otherwise alter our equity or constituent documents or the terms of our indebtedness, including the notes, (8) sell assets and engage in sale leaseback transactions, (9) transact with affiliates and (10) alter the business that we conduct.

        The credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our senior secured credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under our credit facility would be entitled to take various actions, including the acceleration of amounts due under the credit facility and all actions permitted to be taken by a secured creditor.

        Except in connection with certain equity offerings, the Notes will not be redeemable at the Company's option prior to May 15, 2008. On or after May 15, 2008, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%

        Revolving Credit, Term Loan A, Term Loan B Agreements (Repaid May 21, 2003)—The Company's credit agreement permitted it to borrow on two term loans, with original principal amounts of $17.0 million ("Term Note A") and $7.0 million ("Term Note B"). Term Note A was due in eleven quarterly principal installments of $0.9 million, with the remaining principal amount due in December 2005. Interest on Term Note A was designated as either Eurodollar or Prime Rate interest at the applicable rates plus a margin, based upon the Company's Adjusted Debt Ratio, as defined. At December 31, 2002, all of the Company's borrowings on Term Note A were designated at the Eurodollar rate plus applicable margin, totaling 4.92%. Term Note B was due in eleven quarterly principal installments of $25,000, with the remaining principal amount due in December 2005. Interest on Term Note B was based on the Eurodollar rate or Prime Rate plus applicable margin. At December 31, 2002, all the Company's borrowings on Term Note B were designated at the Eurodollar rate plus applicable margin, totaling 5.17%.

        Term Note A and Term Note B were repaid on May 21, 2003.

        Additionally, the Company had available a revolving commitment of $15.0 million through December 2005. Advances made under the revolving commitment were designated as either Eurodollar or Prime Rate advances with interest accruing at the applicable rates plus a margin, based upon the Company's Adjusted Debt Ratio, as defined. At December 31, 2002, all of the Company's advances were designated at Eurodollar rate plus applicable margin, totaling 3.88%. The revolving commitment was repaid on May 21, 2003.

        Senior Subordinated Notes and Junior Subordinated Notes (Repaid May 21, 2003)—The Company entered into a total of $13.0 million Senior Subordinated Notes with the Mezzanine Opportunities LLC and Stonehenge Opportunity Fund ("Stonehenge") bearing interest at 20%. The Company was required to make current interest payments of 12%, deferring the remainder until the due date of the Senior Subordinated Notes. The Senior Subordinated Notes with the Mezzanine Opportunities LLC and Stonehenge were repaid on May 21, 2003.

        The Company entered into a Junior Subordinated Note totaling $11.3 million due in 2007 with Stonehenge. Interest accrued at 30% and was deferred for the first two years of the loan. The Junior Subordinated Note was repaid on May 21, 2003.

8.    OPTION PLANS

        At December 31, 2003, the Company has in effect the 2001 and 2002 Stock Option Plans (collectively the "Plans"). Options granted under the 2001 Plan may be either incentive stock options or non-statutory stock options while options granted under the 2002 Plan are entirely non-statuatory stock options. The terms of the options granted under the Plans are at the sole discretion of the Compensation Committee of the Company's Board of Directors. The 2001 and 2002 Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 750,000 and 2,000,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally exercisable one, three or four years after the date of grant and generally expire after ten years after the date of grant, according to the terms of each agreement. The following table summarizes the activity of the Plans for the years ended December 31, 2003 and 2002 (no options were outstanding prior to 2002):

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	—
Granted	1,683,335	$1.60

Outstanding at December 31, 2002	1,683,335	1.60
Granted	314,000	3.38
Exercised	2,000	1.60
Canceled	49,610	2.40

Outstanding at December 31, 2003	1,945,725	$1.87

        The following summarizes information regarding stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at December 31, 2003	Weighted Average Exercise Price
$1.60	1,631,725	8.3	$1.60	1,126,500	$1.60
$3.20	296,000	9.1	$3.20	—	—
$6.27	18,000	9.4	$6.27	—	—

        On May 21, 2003, in connection with the recapitalizations, each option for common stock was converted to an option to purchase .90 shares of preferred stock and .10 shares of common stock. As of December 31, 2003, options to purchase an aggregate of 1,751,152.5 shares of MedVest preferred stock and 194,572.5 shares of MedVest common stock were issued and outstanding under the 2001 and 2002 Stock Option Plans.

        There were no options exercisable at December 31, 2002.

9.    EQUITY

        On April 21, 2003, MedVest, OEP MedVest LLC, an affiliate of One Equity Partners, and all of the then existing stockholders of MedVest (other than the Medex Employee Stock Ownership Plan ("ESOP")), entered into a recapitalization agreement pursuant to which One Equity Partners agreed to invest up to $119.5 million to acquire MedVest's capital stock through a series of stock purchases from MedVest and its existing stockholders. In connection with the recapitalization, MedVest made a cash capital contribution of $101.2 million to Medex. As of January 31, 2004, One Equity Partners holds through an affiliate, of One Equity Partners, 83.2% of MedVest's capital stock, on a fully-diluted basis.

        As part of the recapitalization, immediately prior to the closing, MedVest amended its articles of incorporation to create a new class of preferred stock. The preferred stock is non-voting. Upon the liquidation, dissolution or winding up of MedVest, before any distribution of proceeds to the holders of common shares, the holders of preferred shares are entitled to a preferential distribution in cash in an amount equal to $5.643 for each preferred share held by such holder. In addition, each preferred shareholder is entitled to receive his or her pro rata portion of 90% of all remaining proceeds until such holder shall have received an additional $2.8215 for each preferred share held by such holder. Thereafter, each preferred shareholder is entitled to receive his or her pro rata portion of 10% of all remaining proceeds from such liquidation, dissolution or winding up of MedVest. The preferred shares are not subject to call or mandatory redemption rights and cannot be converted into common shares.

        On May 21, 2003, OEP MedVest LLC purchased 15,151,515 shares of MedVest common stock for an aggregate cash purchase price of $101.2 million. In addition, on May 21, 2003, OEP MedVest LLC purchased from certain senior executives an aggregate of 1,180,223 shares of MedVest common stock at a purchase price equal to $6.27 per share for an aggregate cash purchase price equal to $7.4 million. Finally, on May 21, 2003, OEP MedVest LLC purchased from certain stockholders other than the senior executives an aggregate of 535,000 shares of MedVest common stock at a purchase price equal to $6.27 per share for an aggregate cash purchase price equal to $3.4 million.

        Immediately following the purchases of MedVest common stock described above, MedVest consummated a 1-for-10 reverse stock split of its outstanding common stock. Immediately thereafter, MedVest declared a stock dividend of nine shares of its newly-created preferred stock for every one share of common stock.

        In connection with the recapitalization transaction, MedVest and its subsidiaries terminated all of the existing employee stock ownership or stock benefit plans, including the Medex ESOP, the Stock Incentive Plan (UK) and the Stock Appreciation Participation Rights Plan (Germany). Participants in the Medex ESOP had 30 days to elect to receive their benefit in cash at a per share value equal to $6.27 or in shares of MedVest common stock and preferred stock. Participants in the Stock Incentive Plan (UK) and the Stock Appreciation Participation Rights Plan (Germany) received a cash payment equal to $6.27 per allocable but previously unfunded share or stock right. OEP MedVest LLC advanced MedVest the funds required to make the foregoing cash distributions. The amount advanced by OEP MedVest LLC was extinguished and for each $6.27 extinguished, OEP MedVest LLC received one share of common stock and nine shares of preferred stock. The amount advanced by OEP MedVest LLC was $7.5 million, the extinguishment of which purchased 118,601 shares of common stock and 1,067,404 shares of preferred stock.

10.    LEASE COMMITMENTS

        Medex leases certain machinery, equipment and buildings under long-term non-cancelable operating leases. Future minimum lease payments for which Medex is currently obligated under these non-cancelable operating leases as of December 31, 2003 are as follows (in thousands):

2004	$3,896
2005	3,158
2006	2,616
2007	2,081
2008	1,352
Thereafter	3,083

Total	$16,186

        The Company incurred lease expense of approximately $4.0 million, $2.1 million and $1.7 million for the years ended December 31, 2003 and 2002 and the period from February 9, 2001 (date operations commenced) through December 31, 2001, respectively.

11.    DEFINED CONTRIBUTION PLAN

        Substantially all domestic employees of the Company are covered by a defined contribution plan sponsored by the Company. Under the Plan, eligible employees, as defined, can receive matching contributions from the Company. The Company contributed approximately $1.2 million to the Plan for the year ended December 31, 2003, $0.5 million to the Plan for the year ended December 31, 2002, and $0.4 million to the Plan for the period from February 9, 2001 (date operations commenced) through December 31, 2001.

        Employees outside the U.S. are covered by the national benefit plans of Germany, England, Scotland, Italy, and France, which are sponsored by the respective local governments. Additionally, employees in the United Kingdom and Italy are eligible to participate in a voluntary pension plan that is funded by both the employee and the Company. The Company contributed approximately $0.4 million to this plan for the year ended December 31, 2003, $0.2 million to this plan for the year ended December 31, 2002, and $0.1 million to this plan for the period from February 9, 2001 (date operations commenced) through December 31, 2001.

12.    EMPLOYEE STOCK OWNERSHIP PLANS

        Employee Stock Ownership Plan—Effective February 9, 2001 the Company established the Medex Employee Stock Ownership Plan ("ESOP") and related trust for purposes of enabling participating employees to share in the benefits of equity ownership in the Company. The Company intended to fund the ESOP by contributions of cash or Company stock or both as determined by the Company's Board of Directors. The ESOP also had the ability to obtain one or more loans for the purpose of acquiring Company stock. The ESOP was intended to qualify as an employee stock ownership plan under Internal Revenue Code section 4975(e)(7) and as a stock bonus plan under Internal Revenue Code section 401(a). The ESOP had no loans outstanding at December 31, 2003 and 2002.

        Stock that was allocated to participant's account vested at the rate of zero percent upon completion of the first three vesting years, fifty percent for the fourth vesting year and one hundred percent after five or more vesting years. In addition, participants who received stock pursuant to the ESOP had the right to sell (put) the stock to the Company at the stock's then current fair market value.

        As required under Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans", compensation expense was recorded for shares committed to be released to employees based on the fair market value of those shares when they were committed to be released. The difference between cost and the fair market value of the committed to be released shares was recorded in additional paid-in-capital. For the year ended December 31, 2002 and the period February 9, 2001 (date operations commenced) through December 31, 2001, the Company committed to release 437,207 and 442,937 shares, respectively, for the ESOP. The fair market value of the shares committed to be released, as determined by an independent third-party valuation of a minority interest in the common stock of the Company, was $3.54 and $1.602 per share in 2002 and 2001, respectively. Consequently, for the year ended December 31, 2002, and the period from February 9, 2001 (date operations commenced) through December 31, 2001, the Company had recognized approximately $1.5 million and $0.7 million, respectively, of compensation expense related to the ESOP.

        Share Appreciation Plan—In 2002 the Company established the Medex Share Appreciation Participation Plan ("Appreciation Plan"). Employees participated at the discretion of the Board of Directors and were awarded units under the terms of the Appreciation Plan. Upon termination of full-time employment, the Company was required to repurchase such units at the unit value for the preceding fiscal year. At December 31, 2002, 70,432 shares were outstanding under the plan and an additional 79,627 were reserved for issuance. The unit value at the time of issuance was amortized over the vesting period as compensation expense. Compensation expense related to the Appreciation Plan was $16,925 for the year ended December 31, 2002. At December 31, 2002, the liability related to the Appreciation Plan, included in other long-term liabilities, was $16,925.

        As a result of the Jelco acquisition, both the ESOP and Appreciation Plan were terminated in 2003. In connection with the termination of the Appreciation Plan, the Company recognized approximately $1.9 million of additional compensation expense.

13.    INCOME TAXES

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        The significant components of the Company's deferred tax assets and liabilities are as follows:

	2002	2003
	(in thousands)
Domestic:
Current deferred tax assets:
Bad debt reserves and sales rebates	$104	$163
Inventory valuation reserves	544	955
Prepaid expenses	—	(333)
Accrued expenses and other	881	1,586
Accrued restructuring	—	897
Exchange rate variance	—	(303)

Total deferred tax assets	1,529	2,965
Long-term deferred tax assets (liabilities):
Accrued expenses and other	—	909
Property and equipment	(1,939)	1,700
Intangibles and goodwill	—	(591)
Net operating losses	1,493	6,096

Total long-term deferred tax liabilities	(446)	8,114
Net domestic deferred tax assets before valuation allowance	1,083	11,079
Domestic valuation allowance	(1,083)	(11,079)

Domestic deferred tax assets, net of valuation allowance	—	—

Foreign:
Long-term deferred tax assets (liabilities):
Net operating loss carryforwards	2,081	3,174
Goodwill and other	—	(939)
Foreign valuation allowance	(2,081)	(2,121)

Foreign deferred tax assets, net of valuation allowance	—	114

Total	$—	$114

        The Company has established a valuation allowance against a majority of the domestic and foreign deferred tax assets due to the uncertainty that these assets will be realized based on the history of tax losses in the related jurisdictions. The remaining balance represents a net operating loss that the Company expects to be able to utilize.

        The Company's federal net operating loss carryforwards for income tax purposes were $18.6 million. If not utilized, these losses will begin to expire in 2021. Additionally, the use of losses incurred on or before the recapitalization described in Note 4 may be restricted as the Company was deemed to have a "change in control" pursuant to Sec. 382 of the Internal Revenue Code.

        The value of the state net operating loss carryforwards for income tax purposes cannot be determined until the returns for 2003 are prepared due to the substantial change in the Company's operations as a result of the Jelco purchase. The future utilization of state losses will also be impacted by the change in control limitations described above.

        The foreign net operating loss carryforwards for income tax purposes generally do not expire.

        The Company's income tax expense for the years ended December 31, 2003 and 2002, and the period from February 9, 2001 (date operations commenced) through December 31, 2001 is as follows:

	2001	2002	2003
	(in thousands)
Current:
Federal	$—	$—	$—
State and local	—	44	—
Foreign	281	664	574

	281	708	574

Deferred:
Federal	785	140	—
State and local	92	—	—
Foreign	—	—	(114)

	877	140	(114)

Total	$1,158	$848	$460

        A reconciliation of the difference between the U.S. statutory tax rate and the effective tax rate is as follows:

	2001	2002	2003
Provision (benefit) for income taxes at federal statutory rate	$463	$(297)	$(2,424)
State taxes (net of federal benefit)	32	29	—
Foreign taxes at rates different than federal	41	126	127
Deemed dividend from foreign subsidiaries	333	880	—
Interest on contingent payment	(104)	349	—
Cancellation of debt income		622	—
Amortization of goodwill and intangibles	48	—	—
Purchase accounting	—	—	(7,331)
Net operating losses	—	(134)	—
Other comprehensive income	—	(564)	—
Other differences—net	23	29	52
Valuation allowance	322	(192)	10,036

Provision (benefit) for income taxes	$1,158	$848	$460

        It is the intention of management to reinvest indefinitely its foreign subsidiaries' undistributed earnings necessary for their continued operations. However, under current U.S. tax laws, the purchase of the Medex stock using the foreign assets as collateral resulted in a deemed dividend from each foreign subsidiary in the amount of the loan with such deemed dividend limited by the earnings and profits of each foreign subsidiary for the year ended December 31, 2002 and December 31, 2001. The deemed dividend will be subject to a 35% U.S. corporate federal tax rate because there is no dividend exclusion for income received from foreign subsidiaries. Foreign tax credits or deductions are available, however, to offset the U.S. tax impact of the deemed dividend inclusion. The source of such tax credits or deductions is the foreign income taxes that the foreign subsidiaries paid with respect to their foreign earnings.

14.    BUSINESS SEGMENTS

        SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" established revised standards relating to the reporting of financial information about operating segments. In accordance with SFAS No. 131, the Company has determined that it has one reportable segment. However, the Company does operate in four primary geographic areas and four classes of product.

        Revenues are attributed to specific geographical areas based on origin of order generation. Geographic information for the year ended December 31, 2003 and 2002, and the period from February 9, 2001 (date operations commenced) through December 31, 2001 are as follows:

	2001	2002	2003
	(in thousands)
Net Sales
North America	$49,816	$59,682	$143,398
Germany	19,426	23,963	30,845
United Kingdom	9,907	13,884	19,839
Italy	—	—	14,139
Other	1,832	3,228	10,889

Total	$80,981	$100,757	$219,110

Long-Lived Assets
North America	$17,023	$16,751	$92,651
Italy	—	—	19,100
Germany	828	782	902
United Kingdom	3,018	3,085	2,645
Other	—	—	852

Total	$20,869	$20,618	$116,150

        Revenues attributed to product types are distinguished as infusion systems, pressure monitoring systems, cath lab packs and accessories and respiratory products.

        Infusion Systems—Infusion systems consist of a portfolio of products that function together to transport measured doses of fluids and drugs into a patient's vascular system.

        Pressure Monitoring Systems—Pressure monitoring systems include disposable, semi-disposable and reusable blood pressure transducers that are used to measure blood pressures within the body. In addition, the Company designs, manufactures and markets a complete line of pressure infusion bags.

        Cath Lab Packs and Accessories—Cath lab packs are pre-packaged trays that are assembled with single-use products selected by the cardiac catheterization and radiology laboratory personnel performing diagnostic and interventional catheterization procedures.

        Respiratory Products—Respiratory products include medical devices used for oxygen administration, anesthesia and ventilator circuits, drug delivery and humidification.

        The following sets forth certain financial information attributable to the Company's business segments for the years ended December 31, 2003 and 2002, and the period February 9, 2001 (date operations commenced) through December 31, 2001.

	2001	2002	2003
	(in thousands)
Net Sales
Infusion systems	$47,322	$57,126	$162,134
Pressure monitoring systems	19,979	23,655	28,127
Cath lab packs and accessories	13,680	18,661	26,726
Respiratory products	—	1,315	2,123

Total	$80,981	$100,757	$219,110

        No customer accounted for greater than 10% of net sales for the years ended December 31, 2003 and 2002 and the period February 9, 2001 (date operations commenced) through December 31, 2001.

15.    REORGANIZATION ACTIVITIES

        On February 9, 2001, the Company approved a plan to reorganize its operations in Hilliard, Ohio and Atlanta, Georgia. Operations previously based in Hilliard were consolidated with the Dublin, Ohio facility and operations in Atlanta were moved to a new facility leased in Duluth, Georgia. As a result of reorganizing these operations, the Company eliminated certain redundant functions. In addition, the Company approved plans to reorganize its German operations. In accordance with the provisions of Emerging Issues Task Force ("EITF") 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination", at the acquisition date the Company accrued approximately $0.7 million in estimated costs associated with these reorganization activities. These costs consisted of approximately $0.5 million for employee separation and $0.2 million for disposal costs related to certain equipment and facilities. The Company completed the reorganization activities during 2002.

        In December 2002, the Company announced that it would be relocating certain manufacturing operations in order to reduce costs. As a result of the move, the Company also realigned its current organization structure. The Company recorded a restructuring reserve of approximately $0.5 million in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Company also recorded a restructuring reserve of approximately $0.1 million in accordance with EITF 95-3. The Company expects to complete the restructuring during 2004.

        In December 2003, the Company announced that it would reorganize its Jelco business (see Note 4). As such, the Company recorded $1.9 million in employee separation costs. The Company expects to complete this reorganization in 2004.

        The amounts charged against the accrual for the years ended December 31, 2003 and 2002 and the period from February 9, 2001 (date operations commenced) through December 31, 2001 are as follows:

	Employee Separation Costs	Other Exit costs	Total
Balance, February 9, 2001	$457	$232	$689
Amounts paid	(66)	(224)	(290)

Balance, December 31, 2001	391	8	399
Amounts paid	(88)	3	(85)
Reversal against goodwill	(219)	(11)	(230)
Current period charges	585		585

Balance, December 31, 2002	669	—	669
Amounts paid	(208)	—	(208)
Jelco restructuring costs	1,936	—	1,936
Amounts reversed	(64)		(64)

Balance, December 31, 2003	$2,333	$—	$2,333

        As a result of the Jelco acquisition, management decided to close its Costa Rica manufacturing facility and relocate its operations to Jelco's Monterrey, Mexico facility. The closure of the facility was substantially completed as of December 31, 2003. The Costa Rica facility recorded no revenues for the years ended December 31, 2002 and 2003 and the Company recognized a pre-tax loss from operations of $2.1 million for the year ended December 31, 2003. The Company accounted for these costs in accordance with SFAS No. 146 (see Note 2). Additionally, the Company incurred costs of $1.0 million, related to the write down of long-lived assets.

16.    QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following table presents unaudited quarterly financial data. These quarterly results of operations for the periods shown are not necessarily indicative of future results of operations.

	Net Sales	Income (Loss) Before Taxes	Net Income (Loss)	Diluted Earnings (Loss) Per Share
	(In thousands, except per share amounts)
2003
First Quarter	26,136	(337)	(214)	(0.05)
Second Quarter	44,725	(5,673)	(3,529)	(0.17)
Third Quarter	71,581	(151)	(318)	(0.02)
Fourth Quarter	76,668	(765)	(3,325)	(0.17)

YEAR	219,110	(6,926)	(7,386)	$(0.36)

2002
First Quarter	23,684	330	1	—
Second Quarter	24,902	1,364	37	—
Thrid Quarter	24,939	618	6	—
Fourth Quarter	27,232	(3,160)	(1,740)	(0.42)

YEAR	100,757	(848)	(1,696)	$(0.42)

17.    GUARANTOR SUBSIDIARIES—SUPPLEMENTAL COMBINING FINANCIAL STATEMENTS

        On May 21, 2003, Medex, Inc. (the "Issuer") issued its 8 7/8% senior subordinated notes ("Notes") due 2013 (see Note 7). The Notes were guaranteed by MedVest Holdings Corporation (the "Parent Guarantor") and each of the Issuer's domestic subsidiaries, Medex Medical, Inc. and Medex Cardio-Pulmonary, Inc. (the "Subsidiary Guarantors"). The Notes were not guaranteed by the Issuer's foreign subsidiaries (the "Non-Guarantor Subsidiaries"). Pursuant to applicable rules of the Securities and Exchange Commission, Medex is required to present condensed consolidating financial information with respect to the guarantors (the Parent Guarantor, Issuer and Subsidiary Guarantors) and non-guarantors of the notes.

        The following supplemental schedules present the consolidating financial data for the guarantors and non-guarantors as of and for the years ended December 31, 2003 and 2002 and for the period from February 9, 2001 (date operations commenced) through December 31, 2001.

        The supplemental cash flow for the period February 9, 2001 (date operations commenced) through December 31, 2001 is not included herein, as the financial information from the predecessor's former parent company, Compagnie de Saint-Gobain, as of February 9, 2001 is in a consolidated format. It is management's view that these financial statements cannot be easily derived between Issuer, Parent Guarantor, Subsidiary Guarantor and Non-Guarantor Subsidiaries and any attempt to do so would not provide a meaningful comparison to subsequent financial statements.

        The 8 7/8% senior subordinated notes are guaranteed on a full, unconditional, unsecured, senior subordinated, joint and several basis by the Parent Guarantor, the Subsidiary Guarantors and any other future domestic restricted subsidiary of the Issuer.

MedVest Holdings Corporation
Supplemental Combining Balance Sheet
As of December 31, 2003

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25	$14,600	$(31)	$9,266	$—	$23,860
Accounts receivable, net	—	14,840	340	18,523	—	33,703
Inventories, net	—	24,377	1,374	24,405	—	50,156
Other current assets	2,400	1,069	20	2,947	—	6,436
Assets of abandoned operations, net	—	—	—	403	—	403

Total current assets	2,425	54,886	1,703	55,544	—	114,558
Property, plant and equipment, net	—	82,706	242	33,202	—	116,150
Goodwill	—	119,263	361	4,680	—	124,304
Other intangible assets, net	—	106,186	—	—	—	106,186
Investment in subsidiaries	103,400	16,309	—	22,749	(142,458)	—
Other long-term assets	—	12,629	(1)	356	2	12,986

TOTAL ASSETS	$105,825	$391,979	$2,305	$116,531	$(142,456)	$474,184

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Revolving line of credit	$—	$—	$—	$—	$—	$—
Trade accounts payable	—	3,453	21	17,626	—	21,100
Salaries and wages payable	—	5,515	14	3,449	—	8,978
Accrued inventory repurchase liability	—	—	—	3,826	—	3,826
Accrued interest	—	3,762	—	—	—	3,762
Accrued expenses and other liabilities	2,400	8,247	71	1,189	—	11,907
Income taxes payable	47	169	—	495	—	711
Liabilities of abandoned operations, net	—	—	—	29	—	29
Current portion of long-term debt	—	1,300	—	—	—	1,300

Total current liabilities	2,447	22,446	106	26,614	—	51,613
Long-term debt	—	328,050	—	—	—	328,050
Other long-term liabilities	—	—	—	3,998	—	3,998
Intercompany balances	9,566	(60,467)	4,313	75,367	(28,779)	—
SHAREHOLDERS' EQUITY (DEFICIENCY):
Common stock	10,141	101,157	—	12,902	(114,402)	9,798
Preferred stock	91,257	(1)	—	—	—	91,256
Accumulated other comprehensive income (loss)	—	—	—	3,841	—	3,841
Retained earnings (deficit)	(7,586)	794	(2,114)	(6,191)	725	(14,372)

Total shareholders' equity (deficiency)	93,812	101,950	(2,114)	10,552	(113,677)	90,523

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$105,825	$391,979	$2,305	$116,531	$(142,456)	$474,184

MedVest Holdings Corporation
Supplemental Combining Balance Sheet
As of December 31, 2002

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$396	$24	$862	$—	$1,282
Accounts receivable, net	—	8,059	346	6,401	—	14,806
Inventories, net	—	10,892	1,028	10,137	—	22,057
Other current assets	—	325	3	423	—	751
Assets of abandoned operations, net	—	—	—	1,263	—	1,263

Total current assets	—	19,672	1,401	19,086	—	40,159
Property, plant and equipment, net	—	16,505	246	3,867	—	20,618
Goodwill	—	7,934	307	267	493	9,001
Other intangible assets, net	—	243	—	—	—	243
Investment in subsidiaries	300	18,207	—	22,749	(41,256)	—
Other long-term assets	—	1,495	—	22	—	1,517

TOTAL ASSETS	$300	$64,056	$1,954	$45,991	$(40,763)	$71,538

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Revolving line of credit	$—	$13,000	$—	$—	$—	$13,000
Trade accounts payable	—	2,124	87	2,005	—	4,216
Salaries and wages payable	—	2,584	20	1,025	—	3,629
Accrued interest	—	267	—	—	—	267
Accrued expenses and other liabilities	—	3,570	111	478	343	4,502
Income taxes payable	—	99	—	843	150	1,092
Liabilities of abandoned operations, net	—	—	—	6	—	6
Current portion of long-term debt	—	3,500	—	—	—	3,500

Total current liabilities	—	25,144	218	4,357	493	30,212
Long-term debt	11,432	33,368	—	—	—	44,800
Other long-term liabilities	—	175	—	11	—	186
Intercompany balances	(6,618)	6,461	2,106	26,161	(28,110)	—
SHAREHOLDERS' EQUITY (DEFICIENCY):
Common stock	354	300	—	12,902	(13,202)	354
Treasury stock	—	(80)	—	—	—	(80)
Contributed capital—ESOP	2,249	—	—	—	—	2,249
Accumulated other comprehensive income (loss)	—	(179)	—	982	—	803
Retained earnings (deficit)	(7,117)	(1,133)	(370)	1,578	56	(6,986)

Total shareholders' equity (deficiency)	(4,514)	(1,092)	(370)	15,462	(13,146)	(3,660)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$300	$64,056	$1,954	$45,991	$(40,763)	$71,538

MedVest Holdings Corporation
Supplemental Combining Statement of Operations
Year Ended December 31, 2003

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
NET SALES	$—	$152,954	$2,184	$101,414	$(37,442)	$219,110
COST OF GOODS SOLD	—	78,262	2,908	80,840	(37,442)	124,568

GROSS MARGIN	—	74,692	(724)	20,574	—	94,542
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	52,278	1,019	22,775	—	76,072
LOSS FROM OPERATIONS OF ABANDONED FACILITY	—	—	—	2,132	—	2,132

OPERATING EARNINGS (LOSS)	—	22,414	(1,743)	(4,333)	—	16,338
OTHER INCOME (EXPENSES):
Interest expense, net	—	(16,729)	—	(3,511)	—	(20,240)
Loss on the early extinguishment of long-term debt	(501)	(3,226)	—	—	—	(3,727)
Other	—	(2,506)	1	2,556	652	703

Other income (expenses), net	(501)	(22,461)	1	(955)	652	(23,264)
INCOME (LOSS) BEFORE INCOME TAXES	(501)	(47)	(1,742)	(5,288)	652	(6,926)
INCOME TAX EXPENSE	(48)	(100)	(3)	(309)	—	(460)

NET INCOME (LOSS)	$(549)	$(147)	$(1,745)	$(5,597)	$652	$(7,386)

MedVest Holdings Corporation
Supplemental Combining Statement of Operations
Year Ended December 31, 2002

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
NET SALES	$—	$64,941	$1,308	$57,726	$(23,218)	$100,757
COST OF GOODS SOLD	—	37,577	1,096	43,549	(23,218)	59,004

GROSS MARGIN	—	27,364	212	14,177	—	41,753
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	21,188	582	11,619	—	33,389
LOSS FROM OPERATIONS OF ABANDONED FACILITY	—	—	—	59	—	59

OPERATING EARNINGS	—	6,176	(370)	2,499	—	8,305
OTHER INCOME (EXPENSES):
Interest expense, net	—	(6,371)	—	(788)	—	(7,159)
Loss on the early extinguishment of long-term debt	—	(2,549)	—	—	—	(2,549)
Other	(1,274)	1,952	—	(195)	72	555

Other income (expenses), net	(1,274)	(6,968)	—	(983)	72	(9,153)
INCOME (LOSS) BEFORE INCOME TAXES	(1,274)	(792)	(370)	1,516	72	(848)
INCOME TAX EXPENSE	—	(747)	—	(101)	—	(848)

NET INCOME (LOSS)	$(1,274)	$(1,539)	$(370)	$1,415	$72	$(1,696)

MedVest Holdings Corporation
Supplemental Combining Statement of Operations
Period from February 9, 2001 (date operations commenced) through December 31, 2001

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
NET SALES	$—	$54,712	$—	$42,608	$(16,339)	$80,981
COST OF GOODS SOLD	—	33,950	—	32,415	(16,339)	50,026

GROSS MARGIN	—	20,762	—	10,193	—	30,955
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	16,473	—	8,417	—	24,890

OPERATING EARNINGS	—	4,289	—	1,776	—	6,065
OTHER INCOME (EXPENSES):
Interest expense, net	—	(3,780)	—	(801)	—	(4,581)
Loss on the early extinguishment of long-term debt	—	(396)	—	—	—	(396)
Other	(306)	1,089	—	(547)	—	236

Other income (expenses), net	(306)	(3,087)	—	(1,348)	—	(4,741)
INCOME BEFORE INCOME TAXES	(306)	1,202	—	428	—	1,324
INCOME TAX EXPENSE	—	(876)	—	(282)	—	(1,158)

NET INCOME	$(306)	$326	$—	$146	$—	$166

MedVest Holdings Corporation
Supplemental Combining Statement of Cash Flows
Year Ended December 31, 2003

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(549)	$(147)	$(1,745)	$(5,597)	$652	$(7,386)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	11,471	37	1,638	—	13,146
Amortization	—	2,857	—	(52)	—	2,805
Changes in operating assets and liabilities:
Accounts receivable, net	—	(6,781)	6	(9,973)	—	(16,748)
Inventories, net	—	13,516	(346)	(6,946)	—	6,224
Other assets	501	30,519	(16)	(33,938)	—	(2,934)
Trade accounts payable	—	1,534	(66)	13,645	—	15,113
Salaries and wages payable	—	2,930	(6)	670	—	3,594
Accrued expenses and other liabilities	—	(41,650)	2,169	50,093	(652)	9,960
Income taxes payable	48	70	—	(819)	—	(701)
Assets and liabilities of discontinued operations, net	—	—	—	884	—	884

Net cash provided by operating activities	—	14,319	33	9,605	—	23,957
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	(339,350)	(54)	1,220	—	(338,184)
Change in investment in subsidiaries	(103,125)	103,125	—	—	—	—
Acquisition costs	—	(3,462)	—	1	—	(3,461)
Purchases of property, plant and equipment	—	(9,884)	(34)	(1,063)	—	(10,981)
Adjustments of purchase price allocation	—	(54)	—	—	—	(54)

Net cash provided by/(used in) investing activities	(103,125)	(249,625)	(88)	158	—	(352,680)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	331,367	—	30	—	331,397
Proceeds from sale of stock	103,150	(25)	—	—	—	103,125
Stock transaction costs	—	(4,593)	—	—	—	(4,593)
Stock repurchase	—	—	—	—	—	—
Net payments from revolving line of credit	—	(13,000)	—	—	—	(13,000)
Debt issuance costs	—	(13,922)	—	—	—	(13,922)
Principle payment on long-term debt	—	(50,317)	—	—	—	(50,317)

Net cash provided by financing activities	103,150	249,510	—	30	—	352,690
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	—	(1,389)	—	(1,389)
NET INCREASE IN CASH AND CASH EQUIVALENTS	25	14,204	(55)	8,404	—	22,578
CASH AND CASH EQUIVALENTS—Beginning of period	—	396	24	862	—	1,282

CASH AND CASH EQUIVALENTS—End of period	$25	$14,600	$(31)	$9,266	$—	$23,860

MedVest Holdings Corporation
Supplemental Combining Statement of Cash Flows
Year Ended December 31, 2002

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,274)	$(1,539)	$(370)	$1,415	$72	$(1,696)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	2,978	7	661	—	3,646
Amortization	—	7	—	—	—	7
Accretion of discounted debt	—	1,568	—	—	—	1,568
ESOP compensation earned	—	1,548	—	—	—	1,548
Loss on disposal of assets	—	22	—	61	—	83
Loss on extinguishment of debt	—	2,549	—	—	—	2,549
Changes in operating assets and liabilities:
Accounts receivable, net	—	(688)	(346)	(593)	—	(1,627)
Inventories, net	—	(573)	(678)	(728)	—	(1,979)
Other assets	1,274	(2,044)	(3)	471	—	(302)
Trade accounts payable	—	48	87	(589)	—	(454)
Salaries and wages payable	—	(4,389)	20	125	—	(4,244)
Accrued expenses and other liabilities	—	749	2,071	1,232	(72)	3,980
Income taxes payable	—	887	—	(231)	—	656
Assets and liabilities of discontinued operations, net	—	—	—	(1,258)	—	(1,258)

Net cash provided by operating activities	—	1,123	788	566	—	2,477
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	—	(511)	—	—	(511)
Acquisition costs	—	(195)	—	—	—	(195)
Purchases of property, plant and equipment	—	(2,054)	(253)	(866)	—	(3,173)
Adjustments of purchase price allocation	—	854	—	—	—	854

Net cash used in investing activities	—	(1,395)	(764)	(866)	—	(3,025)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	61,300	—	—	—	61,300
Stock repurchase	—	(80)	—	—	—	(80)
Net payments from revolving line of credit	—	(6,748)	—	—	—	(6,748)
Debt issuance costs	—	(1,299)	—	—	—	(1,299)
Principle payment on long-term debt	—	(52,725)	—	—	—	(52,725)

Net cash provided by financing activities	—	448	—	—	—	448
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	—	130	—	130
NET INCREASE IN CASH AND CASH EQUIVALENTS	—	176	24	(170)	—	30
CASH AND CASH EQUIVALENTS—Beginning of period	—	220	—	1,032	—	1,252

CASH AND CASH EQUIVALENTS—End of period	$—	$396	$24	$862	$—	$1,282

MedVest Holdings Corporation

Condensed Consolidated Statements of Operations (Unaudited)

	Six months ended
	June 28, 2003	June 26, 2004
	(in thousands, except per share amounts)
NET SALES	$70,861	$159,065
COST OF GOODS SOLD	42,108	74,590

GROSS MARGIN	28,753	84,475
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	23,665	48,805
LOSS FROM OPERATIONS OF ABANDONED FACILITY	1,749	—

OPERATING EARNINGS	3,339	35,670
OTHER INCOME (EXPENSE):
Interest expense, net	(5,841)	(11,638)
Loss on early extinguishment of long-term debt	(3,701)	—
Other	193	(1,679)

Other income (expense), net	(9,349)	(13,317)
INCOME (LOSS) BEFORE INCOME TAXES	(6,010)	22,353
INCOME TAX BENEFIT (EXPENSE)	2,267	(2,914)

NET INCOME (LOSS)	$(3,743)	$19,439

NET INCOME (LOSS) PER SHARE:
Basic	$(0.17)	$0.98

Diluted	$(0.17)	$0.90

WEIGHTED AVREAGE NUMBER OF SHARES USED IN PER SHARE CALCULATIONS:
Basic	21,506	19,749

Diluted	21,506	21,683

See accompanying notes to the condensed consolidated financial statements.

MedVest Holdings Corporation

Condensed Consolidated Balance Sheets (Unaudited)

	December 31, 2003	June 26, 2004
	(in thousands, except share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,860	$25,544
Accounts receivable, net	33,703	54,231
Inventories, net	50,156	52,631
Other current assets	6,839	7,584

Total current assets	114,558	139,990
PROPERTY, PLANT AND EQUIPMENT, NET	116,150	109,937
Goodwill	124,304	123,923
Other intangible assets, net	106,186	104,847
Other long-term assets	12,986	11,838

TOTAL ASSETS	$474,184	$490,535

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$21,100	$18,421
Salaries and wages payable	8,978	7,765
Accrued inventory repurchase liability	3,826	270
Accrued interest	3,762	2,669
Accrued expenses and other liabilities	11,936	14,381
Income taxes payable	711	2,681
Current portion of long-term debt	1,300	8,500

Total current liabilities	51,613	54,687
Long-term debt	328,050	320,525
Other long-term liabilities	3,998	4,681
SHAREHOLDERS' EQUITY:
Preferred stock, no par value; 25,000,000 shares authorized, 17,773,826 shares issued and outstanding	91,256	91,256
Common stock, no par value; 25,000,000 shares authorized, 1,974,870 shares issued and outstanding	9,798	9,730
Accumulated other comprehensive income	3,841	4,589
Retained earnings (deficit)	(14,372)	5,067

Total shareholders' equity	90,523	110,642

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$474,184	$490,535

See accompanying notes to the condensed consolidated financial statements.

MedVest Holdings Corporation

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended
	June 28, 2003	June 26, 2004
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,743)	$19,439
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	3,612	10,555
Amortization	504	2,362
Changes in operating assets and liabilities:
Accounts receivable, net	(17,918)	(21,007)
Inventories, net	1,006	(3,024)
Other assets	(3,501)	(790)
Trade accounts payable	9,436	(2,067)
Salaries and wages payable	731	(1,100)
Accrued expenses and other liabilities	8,121	(1,276)
Income taxes payable	(2,677)	2,129

Net cash provided by (used in) operating activities	(4,429)	5,221
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	(338,184)	—
Acquisition costs	(4,020)	—
Purchases of property, plant and equipment	(2,888)	(5,228)
Adjustment to purchase price allocation	(27)	1,243

Net cash used in investing activities	(345,119)	(3,985)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	331,367	—
Proceeds from sale of stock	103,125	—
Stock transaction costs	(4,241)	—
Payments on revolving line of credit	(13,000)	—
Debt issuance costs	(13,351)	—
Principal payments on long-term debt	(49,667)	(325)
Exercise of stock options	—	(68)

Net cash provided by (used in) financing activities	354,233	(393)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(393)	841

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,292	1,684
CASH AND CASH EQUIVALENTS—Beginning of period	1,282	23,860

CASH AND CASH EQUIVALENTS—End of period	$5,574	$25,544

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	$3,872	$12,569

Income taxes paid	$394	$402

See accompanying notes to the condensed consolidated financial statements.

MedVest Holdings Corporation

Notes to Unaudited Condensed Consolidated Financial Statements

For the Period Ended June 26, 2004

1.    BASIS OF PRESENTATION

        Principles of Reporting—The unaudited condensed consolidated financial statements include the accounts of MedVest Holdings Corporation (the "Corporation" or "MedVest"), its wholly owned subsidiary, Medex, Inc. ("Medex"), and Medex's other subsidiaries (the "Subsidiaries"). The consolidated group is referred to herein as "the Company". MedVest's only assets are its investment in and advances to Medex. Medex information is included in Note 8 herein, however management believes that MedVest's financial statements and Medex's financial statements do not vary significantly. Operating results for any interim period are not necessarily indicative of results that may be expected for the full year.

        Nature of Business—The Company principally manufactures and markets a broad range of critical care infusion systems and medical products, which are used in acute care settings for a variety of patient treatment and diagnostic procedures.

        Statement of accounting policy—The condensed consolidated balance sheet as of June 26, 2004, the condensed consolidated statements of operations and cash flows for the six months ended June 26, 2004 and June 28, 2003 have been prepared by the Company, without audit. In the opinion of management, all adjustments, which consist of normal recurring adjustments, necessary to present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position, results of operations, and changes in cash flows for all periods presented have been made. The condensed consolidated financial statements of the Company include the accounts of all majority-owned subsidiaries and all significant intercompany amounts have been eliminated.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and notes thereto included in this registration statement.

        Stock Options—The Company has adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to FASB Statement No. 123". The Statement requires prominent disclosures in financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock compensation awards under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in results of operations, as all options granted under the plan had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on results of operations if the Company had applied the fair value recognition provisions of SFAS No. 123 for the six month periods ended June 26, 2004 and June 28, 2003 (in thousands):

	Six months ended
	June 28, 2003	June 26, 2004
Net income (loss) as reported	$(3,743)	$19,439
Less: total stock-based compensation expense determined under fair value based methods	(111)	(95)

Pro forma net income (loss)	$(3,854)	$19,344

2.    EFFECT OF NEW ACCOUNTING STANDARDS

        In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 and could result in the Company recognizing the costs of future exit or disposal activities over a period of time rather than a one time charge to earnings. The Company accounted for the closure of its Costa Rica manufacturing facility (see Note 3) in accordance with SFAS No. 146.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. In its October 2003 meeting, the FASB deferred the effective date of certain provisions of SFAS No. 150 for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective for the Company's 2004 financial statements. The adoption of SFAS No. 150 did not have an impact on the Company's condensed consolidated financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46R. It changed the effective date for interests in special-purpose entities for periods ending after December 15, 2003, and for all other types of entities for periods ending after March 15, 2004. The adoption of FIN 46R did not have an impact on the Company's unaudited condensed consolidated financial statements.

3.    ACQUISITIONS AND OTHER SIGNIFICANT EVENTS

        In April 2003, the Company entered into a recapitalization and stock purchase agreement with One Equity Partners, pursuant to which One Equity Partners made a capital contribution of $119.5 million to purchase MedVest's capital stock, of which $103.1 million was paid directly to MedVest and $16.4 million was paid to other stockholders. As a result of these investments, One Equity Partners and members of senior management now own all of MedVest's outstanding capital stock. In connection with this equity investment, the Company also entered into a purchase agreement with Ethicon Endo-Surgery, Inc. ("Ethicon"), a wholly owned subsidiary of Johnson and Johnson, to acquire substantially all of the assets of its short peripheral intravenous catheter business ("Jelco") for $340.0 million. Under the terms of the purchase agreement, the Company acquired the worldwide assets of the Jelco business from Ethicon and certain of its affiliates and assumed the liabilities of the Jelco business arising upon or after the closing of the acquisition. In addition, the Company acquired all of the issued and outstanding capital stock of Johnson & Johnson Medical de Monterrey S.A. de C.V. ("Monterrey"), a subsidiary of Ethicon, a Mexican maquiladora with a manufacturing facility in Monterrey, Mexico, dedicated to the Jelco business.

        Reconciliation of purchase price (in thousands):

Purchase price	$340,000
Closing adjustments	(596)
Transaction costs	3,513

Total Costs	$342,917

        As a result of the recapitalization and stock purchase agreement and the Jelco acquisition, the Company entered into new borrowing arrangements (see Note 6) and used the proceeds, along with the capital contribution, to finance the acquisition of the Jelco business and retire existing debt obligations. The Company obtained a senior secured term loan bearing interest at a variable interest rate, senior subordinated notes bearing interest at a fixed interest rate, and a revolving credit facility bearing interest at a variable interest rate.

        The acquisition of the Jelco business, the recapitalization and stock purchase agreement with One Equity Partners, the refinancing of existing debt, and new borrowing arrangements were completed on May 21, 2003. The Jelco acquisition was accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from the Jelco business combinations as of the date of acquisition. The following is a summary of the assets acquired and the liabilities assumed (in thousands):

Value at May 21, 2003
Cash	$1,220
Inventory	33,352
Long-lived assets	95,743
Other assets	517
Intangible assets	108,800
Goodwill	114,055

Total assets acquired	353,687
Liabilities	(10,770)

Net assets acquired	$342,917

The Company is in the process of settling certain assets and liabilities with Johnson & Johnson ("J&J") which may ultimately affect the purchase price allocation. The Company expects to settle these items with J&J in 2004.

        At the date of the transaction, the Company entered into a transition services agreement ("TSA") with J&J in which distribution, customer service, credit and collections, systems support and various other functions are to be provided by J&J as necessary for up to one year for a charge. By the end of the TSA (May 2004), the Company essentially completed the transition and assumed all necessary support functions. In addition, the Company had repurchased substantially all of the inventory from J&J subject to the TSA. The remaining inventory is expected to be repurchased by December 2004. As such, the Company has included in its consolidated balance sheet, inventory and a related accrual of $0.3 million and $3.8 million at June 26, 2004 and December 31, 2003, respectively.

        As a result of the Jelco acquisition, management decided to close its Costa Rica manufacturing facility and relocate its operations to Jelco's Monterrey, Mexico facility. The closure of the facility was substantially completed as of December 31, 2003. The Costa Rica facility recorded no revenues and recognized a pre-tax loss from operations of $1.7 million for the six months ended June 28, 2003. This included an impairment charge of $1.0 million recorded in the first quarter of 2003, associated with the write-down of certain long-lived assets.

4.    INVENTORIES

        Inventories summarized by major classification are as follows (in thousands):

	December 31, 2003	June 26, 2004
Raw materials and supplies	$16,576	$16,238
Work in progress	11,760	12,206
Finished goods	26,026	27,912
Less: reserve for obsolete and slow-moving inventory	(4,206)	(3,725)

Inventories, net	$50,156	$52,631

5.    INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill for the six month period ended June 26, 2004 are as follows (in thousands):

Balance as of December 31, 2003	$124,304
Adjustment to purchase price allocation	(1,243)
Currency translation	862

Balance as of June 26, 2004	$123,923

        The Company's other intangible assets, primarily from the Jelco acquisition, consisted of (in thousands):

	December 31, 2003			June 26, 2004
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets
Product technology	$20,600	$(1,387)	$19,213	$21,600	$(2,587)	$19,013
Manufacturing technology	48,000	(1,454)	46,546	48,000	(2,598)	45,402
Other	250	(23)	227	273	(41)	232

Total amortized intangible assets	68,850	(2,864)	65,986	69,873	(5,226)	64,647
Unamortized intangible assets
Trademarks	40,200	—	40,200	40,200		40,200

Total unamortized intangible assets	40,200	—	40,200	40,200	—	40,200

Total intangible assets	$109,050	$(2,864)	$106,186	$110,073	$(5,226)	$104,847

        Amortization expense for intangible assets for the six months ended June 26, 2004 and June 28, 2003 was $2.4 million and $0.5 million, respectively. The Company's amortization expense is primarily related to intangible assets acquired in the Jelco acquisition and the weighted average useful life is 16.7 years. Annual amortization expense over the next five years is estimated to be $4.7 million per year.

6.    LONG-TERM DEBT

        Long-term obligations consist of the following (in thousands):

	December 31, 2003	June 26, 2004
Term Loan	$129,350	$129,025
Senior subordinated notes	200,000	200,000

Total	329,350	329,025
Current portion of long-term debt	1,300	8,500

Total Long-term debt	$328,050	$320,525

        Long-Term Debt Agreements—As a result of the recapitalization and stock purchase agreement and the Jelco acquisition, the Company entered into new borrowing arrangements and used the proceeds, along with the capital contribution from One Equity Partners, to finance the acquisition of the Jelco business and retire existing debt obligations.

        The Company's new credit agreement with several banks and other financial institutions, (collectively, the "Lenders") provides for senior secured financing of up to $170.0 million consisting of a $130.0 million term loan ("Term Loan") facility and a $40.0 million revolving credit facility ("Revolver"), including a letter of credit sub-facility of $2.0 million and a swingline loan sub-facility of $5.0 million. The new credit agreement and associated borrowings commenced on May 21, 2003.

        Interest on the Term Loan and the Revolver are designated at the base rate or LIBOR rate plus applicable margin, respectively. The interest rate periods will be at one, two, three, or six months (or subject to availability, nine or twelve months). The base rate will be the greater of (1) the prime rate or (2) one-half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The LIBOR rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which the Lenders are subject.

        The Term Loan had principal of $129.0 million and $129.4 million outstanding at June 26, 2004 and December 31, 2003, respectively. The Term Loan is due in twenty-four quarterly installments of $0.3 million commencing on September 30, 2003 through June 30, 2008, with the remaining principal amount payable in quarterly installments of $30.9 million through March 31, 2009 and the final payment of $30.9 million due on the maturity date of the loan on May 21, 2009. At June 26, 2004 and December 31, 2003, the Term Loan was designated at a LIBOR rate plus applicable margin, totaling 4.22% and 4.19%, respectively. Beginning with the fiscal year ending December 31, 2004, the Company will be required to make loan prepayments, equaling 75% or 50% of the excess cash flows, as defined, for the fiscal year, provided that the Company meets certain adjusted debt ratio requirements. At June 26, 2004, $7.2 million has been reclassed to current obligations based on this provision.

        The Company had no obligations outstanding under the Revolver at June 26, 2004 or December 31, 2003.

        Additionally, the Company issued $200.0 million aggregate principal amount of notes (the "Notes"). The Notes accrue interest at the rate of 8 7/8% per annum and are payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2003. The Notes will mature on May 15, 2013 at which time principal is due in full.

        Except in connection with certain equity offerings, the Notes will not be redeemable at the Company's option prior to May 15, 2008. On or after May 15, 2008, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%

7.    COMPREHENSIVE INCOME (LOSS)

        The Company's total comprehensive income (loss) for the interim periods was as follows (in thousands):

	Six months ended
	June 28, 2003	June 26, 2004
Net income (loss)	$(3,743)	$19,439
Foreign currency translation gain adjustments	(89)	748
Unrealized gain on the effective portion of cash flow hedges	78	—

Comprehensive income (loss)	$(3,754)	$20,187

8.    GUARANTOR SUBSIDIARIES—SUPPLEMENTAL COMBINING FINANCIAL STATEMENTS

        On May 21, 2003, Medex, Inc. issued its 8 7/8% senior subordinated notes ("Notes") due 2013 (see Note 6). The Notes were guaranteed by MedVest Holdings Corporation and each of the Medex's domestic subsidiaries, Medex Medical, Inc. and Medex Cardio-Pulmonary, Inc. (the "Subsidiary Guarantors"). The Notes were not guaranteed by the Medex's foreign subsidiaries (the "Non-Guarantor Subsidiaries"). Pursuant to applicable rules of the Securities and Exchange Commission, Medex is required to present condensed consolidating financial information with respect to MedVest, Medex, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries of the Notes.

        The following supplemental schedules present the condensed consolidating balance sheet for the guarantors and non-guarantors as of June 26, 2004 and December 31, 2003 the condensed consolidating statements of operations for the six months ended June 26, 2004 and June 28, 2003, and the condensed consolidating statements of cash flows for the six month periods then ended.

        The 8 7/8% senior subordinated notes are guaranteed on a full, unconditional, unsecured, senior subordinated, joint and several basis by MedVest, the Subsidiary Guarantors and any other future domestic restricted subsidiary of Medex.

MedVest Holdings Corporation

Supplemental Combining Statement of Operations (Unaudited)

For the six months ended June 26, 2004

	MedVest	Medex	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Combining Adjustments	MedVest Combined
	(in thousands)
NET SALES	$—	$106,824	$1,372	$82,390	$(31,521)	$159,065
COST OF GOODS SOLD	—	46,834	2,881	56,396	(31,521)	74,590

GROSS MARGIN	—	59,990	(1,509)	25,994	—	84,475
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,200	30,300	1,165	16,140	—	48,805

OPERATING EARNINGS (LOSS)	(1,200)	29,690	(2,674)	9,854	—	35,670
OTHER INCOME (EXPENSES):
Interest expense, net	—	(9,876)	—	(1,762)	—	(11,638)
Other	—	(227)	23	(1,287)	(188)	(1,679)

Other income (expenses), net	—	(10,103)	23	(3,049)	(188)	(13,317)
INCOME (LOSS) BEFORE INCOME TAXES	(1,200)	19,587	(2,651)	6,805	(188)	22,353
INCOME TAX EXPENSE	—	(255)	—	(2,659)	—	(2,914)

NET INCOME (LOSS)	$(1,200)	$19,332	$(2,651)	$4,146	$(188)	$19,439

MedVest Holdings Corporation

Supplemental Combining Statement of Operations (Unaudited)

For the six months ended June 28, 2003

	MedVest	Medex	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Combining Adjustments	MedVest Combined
	(in thousands)
NET SALES	$—	$46,185	$1,079	$39,619	$(16,022)	$70,861
COST OF GOODS SOLD	—	26,269	1,213	30,648	(16,022)	42,108

GROSS MARGIN	—	19,916	(134)	8,971	—	28,753
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	15,245	383	8,037	—	23,665
LOSS FROM OPERATIONS OF ABANDONED FACILITY	—	—	—	1,749	—	1,749

OPERATING EARNINGS (LOSS)	—	4,671	(517)	(815)	—	3,339
OTHER INCOME (EXPENSES):
Interest expense, net	—	(5,417)	—	(424)	—	(5,841)
Loss on the early extinguishment of long-term debt	—	(3,701)	—	—	—	(3,701)
Other	(501)	624	—	(159)	229	193

Other income (expenses), net	(501)	(8,494)	—	(583)	229	(9,349)
INCOME (LOSS) BEFORE INCOME TAXES	(501)	(3,823)	(517)	(1,398)	229	(6,010)
INCOME TAX BENEFIT (EXPENSE)	—	1,882	—	475	(90)	2,267

NET INCOME (LOSS)	$(501)	$(1,941)	$(517)	$(923)	$139	$(3,743)

MedVest Holdings Corporation

Supplemental Combining Balance Sheet (Unaudited)

As of June 26, 2004

	MedVest	Medex	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Combining Adjustments	MedVest Combined
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25	$9,292	$(18)	$16,245	$—	$25,544
Accounts receivable, net	—	30,688	529	23,014	—	54,231
Inventories, net	—	29,570	1,634	21,427	—	52,631
Other current assets	1,200	2,486	21	3,877	—	7,584

Total current assets	1,225	72,036	2,166	64,563	—	139,990
Property, plant and equipment, net	—	77,938	—	31,999	—	109,937
Goodwill	—	111,279	388	12,256	—	123,923
Other intangible assets, net	—	104,823	—	24	—	104,847
Investment in subsidiaries	103,400	16,306	—	22,749	(142,455)	—
Other long-term assets	—	11,798	—	40	—	11,838

TOTAL ASSETS	$104,625	$394,180	$2,554	$131,631	$(142,455)	$490,535

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$—	$3,727	$336	$14,358	$—	$18,421
Salaries and wages payable	—	4,133	(8)	3,640	—	7,765
Accrued inventory repurchase liability	—	—	—	270	—	270
Accrued interest	—	2,662	—	7	—	2,669
Accrued expenses and other liabilities	—	9,984	60	3,917	420	14,381
Income taxes payable	47	170	—	2,464	—	2,681
Current portion of long-term debt	—	8,500	—	—	—	8,500

Total current liabilities	47	29,176	388	24,656	420	54,687
Long-term debt	—	320,525	—	—	—	320,525
Other long-term liabilities	—	—	—	4,651	30	4,681
Intercompany balances	11,966	(72,513)	6,931	82,656	(29,040)	—
SHAREHOLDERS' EQUITY:
Preferred stock	91,257	(1)	—	—	—	91,256
Common stock	10,141	98,689	—	15,302	(114,402)	9,730
Accumulated other comprehensive income	—	—	—	4,589	—	4,589
Retained earnings (deficit)	(8,786)	18,304	(4,765)	(223)	537	5,067

Total shareholders' equity (deficiency)	92,612	116,992	(4,765)	19,668	(113,865)	110,642

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$104,625	$394,180	$2,554	$131,631	$(142,455)	$490,535

MedVest Holdings Corporation

Supplemental Combining Balance Sheet (Unaudited)

As of December 31, 2003

	MedVest	Medex	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Combining Adjustments	MedVest Combined
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25	$14,600	$(31)	$9,266	$—	$23,860
Accounts receivable, net	—	14,840	340	18,523	—	33,703
Inventories, net	—	24,377	1,374	24,405	—	50,156
Other current assets	2,400	1,069	20	3,350	—	6,839

Total current assets	2,425	54,886	1,703	55,544	—	114,558
Property, plant and equipment, net	—	82,706	242	33,202	—	116,150
Goodwill	—	119,263	361	4,680	—	124,304
Other intangible assets, net	—	106,186	—	—	—	106,186
Investment in subsidiaries	103,400	16,309	—	22,749	(142,458)	—
Other long-term assets	—	12,629	(1)	356	2	12,986

TOTAL ASSETS	$105,825	$391,979	$2,305	$116,531	$(142,456)	$474,184

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$—	$3,453	$21	$17,626	$—	$21,100
Salaries and wages payable	—	5,515	14	3,449	—	8,978
Accrued inventory repurchase liability	—	—	—	3,826	—	3,826
Accrued interest	—	3,762	—	—	—	3,762
Accrued expenses and other liabilities	2,400	8,247	71	1,218	—	11,936
Income taxes payable	47	169	—	495	—	711
Current portion of long-term debt	—	1,300	—	—	—	1,300

Total current liabilities	2,447	22,446	106	26,614	—	51,613
Long-term debt	—	328,050	—	—	—	328,050
Other long-term liabilities	—	—	—	3,998	—	3,998
Intercompany balances	9,566	(60,467)	4,313	75,367	(28,779)	—
SHAREHOLDERS' EQUITY:
Preferred stock	91,257	(1)	—	—	—	91,256
Common stock	10,141	101,157	—	12,902	(114,402)	9,798
Accumulated other comprehensive income	—	—	—	3,841	—	3,841
Retained earnings (deficit)	(7,586)	794	(2,114)	(6,191)	725	(14,372)

Total shareholders' equity (deficiency)	93,812	101,950	(2,114)	10,552	(113,677)	90,523

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$105,825	$391,979	$2,305	$116,531	$(142,456)	$474,184

MedVest Holdings Corporation

Supplemental Combining Statement of Cash Flows (Unaudited)

For the six months ended June 26, 2004

	MedVest	Medex	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Combining Adjustments	MedVest Combined
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,200)	$19,332	$(2,651)	$4,146	$(188)	$19,439
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	8,827	—	1,728		10,555
Amortization	—	2,360	—	2		2,362
Changes in operating assets and liabilities:
Accounts receivable, net	—	(15,848)	(189)	(4,970)		(21,007)
Inventories, net	—	(5,194)	(260)	2,430		(3,024)
Other assets	1,200	(1,583)	(1)	(406)		(790)
Trade accounts payable	—	273	315	(2,655)		(2,067)
Salaries and wages payable	—	(1,382)	(22)	304		(1,100)
Accrued expenses and other liabilities	—	(15,868)	2,848	11,556	188	(1,276)
Income taxes payable	—	—	—	2,129		2,129

Net cash provided by/(used in) operating activities	—	(9,083)	40	14,264	—	5,221
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	(3,817)	—	(1,411)		(5,228)
Adjustments of purchase price allocation	—	7,985	(27)	(6,715)		1,243

Net cash provided by/(used in) investing activities	—	4,168	(27)	(8,126)	—	(3,985)
CASH FLOWS FROM FINANCING ACTIVITIES:
Principle payment on long-term debt	—	(325)	—	—	—	(325)
Exercise of stock options	—	(68)	—	—	—	(68)

Net cash used in financing activities	—	(393)	—	—	—	(393)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	—	841	—	841
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	(5,308)	13	6,979	—	1,684
CASH AND CASH EQUIVALENTS—Beginning of period	25	14,600	(31)	9,266	—	23,860

CASH AND CASH EQUIVALENTS—End of period	$25	$9,292	$(18)	$16,245	$—	$25,544

MedVest Holdings Corporation

Supplemental Combining Statement of Cash Flows (Unaudited)

For the six months ended June 28, 2003

	MedVest	Medex	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Combining Adjustments	MedVest Combined
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(501)	$(1,941)	$(517)	$(923)	$139	$(3,743)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	3,091	12	509	—	3,612
Amortization	—	504	—	—	—	504
Changes in operating assets and liabilities:
Accounts receivable, net	—	(11,432)	193	(6,679)	—	(17,918)
Inventories, net	—	(171)	(436)	1,613	—	1,006
Other assets	501	(3,492)	(25)	(485)	—	(3,501)
Trade accounts payable	—	4,294	(101)	5,243	—	9,436
Salaries and wages payable	—	(571)	(2)	1,304	—	731
Accrued expenses and other liabilities	—	3,749	833	3,768	(229)	8,121
Income taxes payable	—	(1,912)	—	(855)	90	(2,677)

Net cash provided by/(used) in operating activities	—	(7,881)	(43)	3,495	—	(4,429)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, net of cash acquired	—	(339,404)	—	1,220	—	(338,184)
Change in investment in subsidiaries	(103,125)	103,125	—	—	—	—
Acquisition costs	—	(4,020)	—	—	—	(4,020)
Purchases of property, plant and equipment	—	(2,678)	(33)	(177)	—	(2,888)
Adjustments of purchase price allocation	—	—	(27)	—	—	(27)

Net cash provided by/(used) in investing activities	(103,125)	(242,977)	(60)	1,043	—	(345,119)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	331,367	—	—	—	331,367
Proceeds from sale of stock	103,150	(25)	—	—	—	103,125
Stock transaction costs	—	(4,241)	—	—	—	(4,241)
Net payments from revolving line of credit	—	(13,000)	—	—	—	(13,000)
Debt issuance costs	—	(13,351)	—	—	—	(13,351)
Principal payment on long-term debt	—	(49,667)	—	—	—	(49,667)

Net cash provided by financing activities	103,150	251,083	—	—	—	354,233
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	—	(393)	—	(393)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25	225	(103)	4,145	—	4,292
CASH AND CASH EQUIVALENTS—Beginning of period	—	396	24	862	—	1,282

CASH AND CASH EQUIVALENTS—End of period	$25	$621	$(79)	$5,007	$—	$5,574

JELCO PROTECTIV I.V.
CATHETER BUSINESS OF
ETHICON ENDO-SURGERY, INC.
Financial Statements at December 29, 2002 and
December 30, 2001 and for the Fiscal Years
ended December 29, 2002, December 30, 2001
and December 31, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Management and Board of
Ethicon Endo-Surgery, Inc.

        We have audited the accompanying statements of direct assets and liabilities of the Jelco Protectiv I.V. Catheter Business of Ethicon Endo-Surgery, Inc. ("Jelco"), as described in Note 1, as of December 29, 2002 and December 30, 2001, and the related statements of direct revenues and expenses for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000. These financial statements are the responsibility of Ethicon Endo-Surgery, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying financial statements were prepared to present the direct assets and liabilities of Jelco and the related direct revenues and expenses, as described in Note 2, and are not intended to be a complete presentation of Jelco's financial position, results of operations, or cash flows in conformity with accounting principles generally accepted in the United States of America.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the direct assets and liabilities of Jelco, as described in Note 2, at December 29, 2002 and December 30, 2001, and the direct revenues and expenses of Jelco for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

        Jelco operates as part of Johnson & Johnson. Consequently, as indicated in Note 2, these financial statements have been derived from the consolidated financial statements and accounting records of Johnson & Johnson and reflect significant assumptions and allocations. Moreover, as indicated in Note 2, Jelco relies on Johnson & Johnson for administrative, management and other services. The direct assets and liabilities and the direct revenues and expenses could differ from those that would have resulted had Jelco operated autonomously or as an entity independent of Johnson & Johnson.

                      /s/ PricewaterhouseCoopers LLP

March 10, 2003

JELCO PROTECTIV I.V. CATHETER BUSINESS OF ETHICON ENDO-SURGERY, INC.
(As described in Note 1)

STATEMENTS OF DIRECT ASSETS AND LIABILITIES
AT DECEMBER 29, 2002 AND DECEMBER 30, 2001
(DOLLARS IN THOUSANDS)

	December 29, 2002	December 30, 2001
Direct assets
Current assets:
Cash	$3,677	$314
Inventories, net	30,481	33,579
Other current assets	1,746	5,011

Total current assets	35,904	38,904
Property, plant and equipment, net	88,622	95,737
Intangible assets, net	3,906	4,990
Other assets	7	474

Total direct assets	$128,439	$140,105

Direct liabilities
Current liabilities:
Trade accounts payable	$140	$229
Payable to affiliate	16,963	26,365
Accrued salaries, wages and commissions	5,062	5,345
Forward contracts	149	158
Other current liabilities	3,473	7,689

Total current liabilities	25,787	39,786
Commitments and contingent liabilities
Long-term obligation, net of current portion	1,222	1,394

Total direct liabilities	27,009	41,180

Total direct assets in excess of direct liabilities	$101,430	$98,925

The accompanying notes are an integral part of these financial statements.

JELCO PROTECTIV I.V. CATHETER BUSINESS OF ETHICON ENDO-SURGERY, INC.
(As described in Note 1)

STATEMENTS OF DIRECT REVENUES AND EXPENSES
FOR THE FISCAL YEARS ENDED DECEMBER 29, 2002, DECEMBER 30, 2001 AND DECEMBER 31, 2000
(DOLLARS IN THOUSANDS)

	December 29, 2002	December 30, 2001	December 31, 2000
Direct revenues, net	$194,407	$188,072	$169,990

Expenses:
Cost of products sold	98,425	97,186	92,700
Distribution	5,970	6,520	5,820
Selling and marketing	37,774	39,182	37,021
General and administrative	6,487	11,653	10,647
Research and development	3,417	11,314	5,990
Other (income) expense, net	1,055	130	5,781

Total expenses, net	153,128	165,985	157,959

Direct revenues in excess of expenses	$41,279	$22,087	$12,031

The accompanying notes are an integral part of these financial statements.

JELCO PROTECTIV I.V. CATHETER BUSINESS OF ETHICON ENDO-SURGERY, INC.
(As described in Note 1)

NOTES TO FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS)

1.    Background

        The Jelco Protectiv I.V. Catheter Business of Ethicon Endo-Surgery, Inc. ("Jelco") operates as part of the Medical Devices & Diagnostics segment of Johnson & Johnson ("J&J"). Jelco is not a separate legal entity, but it does include one wholly-owned J&J subsidiary, Johnson & Johnson Medical de Monterrey, S.A. de C.V. ("Monterrey"). Jelco engages in the development, manufacturing, marketing and distribution of safety and conventional catheters to the health care industry. Jelco sells its products through other J&J companies and distributors throughout much of the world. Sales facilities are shared with Ethicon Endo-Surgery, Inc. and other J&J affiliates ("Affiliates"). Jelco maintains manufacturing facilities in Southington, Connecticut; Monterrey, Mexico; and Latina, Italy. These and all other facilities used by Jelco are either owned or leased by Affiliates. Monterrey was established in 1998 for the purpose of manufacturing Jelco products in a maquiladora program. As such, Monterrey qualifies under Mexican law for customs tax relief on the receipt of raw materials and the export of finished goods.

2.    Basis of Presentation

        The Statements of Direct Assets and Liabilities of Jelco at December 29, 2002 and December 30, 2001, and the related Statements of Direct Revenues and Expenses for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000 (the "Financial Statements") are derived from the historical books and records of J&J and only present the direct assets and liabilities and the direct revenues and expenses, including allocated expenses. Therefore, these special purpose Financial Statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of Jelco in conformity with accounting principles generally accepted in the United States of America. The operations of Jelco rely, to varying degrees, on Affiliates for certain marketing, sales order processing, billing, collection, procurement, customer service, warehousing, distribution, research and development, information technology, insurance, human resources, accounting, regulatory, treasury, tax and legal support. As a result, Jelco does not have separately identifiable accounts receivable and certain other assets and liabilities, except as related to Monterrey. Because Monterrey is a separate legal entity and is directly related to Jelco, all of its assets and liabilities are included in these Financial Statements. All significant intercompany accounts and transactions within Jelco have been eliminated.

        The following Monterrey amounts are included in the Statements of Direct Assets and Liabilities:

	December 29, 2002	December 30, 2001
Assets:
Cash	$3,677	$314
Other current assets	878	801
Property, plant and equipment, net	14,430	14,815
Other assets	7	474

Total assets	$18,992	$16,404

Liabilities:
Trade accounts payable	$140	$229
Payable to affiliate	16,963	26,365
Accrued salaries, wages and commissions	439	427
Other current liabilities	952	643

Total liabilities	18,494	27,664

Total assets in excess of liabilities (liabilities in excess of assets)	$498	$(11,260)

Allocation of Certain Costs and Expenses

        Certain costs and expenses presented in the Financial Statements have been allocated by Affiliates based on management's estimates of the cost of services provided to Jelco by other Affiliates. Management uses different methodologies to allocate the various costs to Jelco, such as percentage of net revenues, headcount, volume of work, floor space and case and volume weight. The methodology is chosen by management based on the specific situation and these methods are consistently applied each year, where appropriate. These allocations are based on assumptions that management has deemed reasonable under the circumstances. Allocations of J&J corporate overhead not related to the operations of Jelco have been excluded from the Financial Statements. In addition, Jelco shared certain facilities with other Affiliates for which certain costs were allocated amongst those J&J businesses, including to Jelco, during the periods presented.

        Due to the reliance of Jelco on J&J and its Affiliates for the above described activities and also the fact that products of Jelco are often sold with other J&J products, the historical operating results may not be indicative of the future results should it be operated as a stand alone entity.

        For the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 respectively, approximate amounts allocated to Jelco by its Affiliates are as follows:

	December 29, 2002	December 30, 2001	December 31, 2000
Cost of products sold	$7,668	$7,048	$7,424
Distribution expenses	5,106	5,235	4,517
Selling and marketing expenses	9,403	9,486	8,553
General and administrative expenses	5,176	5,159	6,257
Research and development expenses	1,296	2,507	648
Other expense	316	261	217

	$28,965	$29,696	$27,616

3.    Summary of Significant Accounting Policies

Fiscal Year

        The fiscal year ends on the Sunday nearest to the end of December. Each fiscal year presented consists of 52 weeks.

Adoption of New Accounting Pronouncements

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for the first quarter of 2002. The adoption of SFAS No. 144 did not have a material impact on Jelco's Financial Statements.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out ("FIFO") method. Market is deemed to be replacement cost to the extent it does not exceed net realizable value (the estimated selling price less any cost of completion and distribution).

Property, Plant and Equipment

        Property, plant and equipment consist primarily of land, buildings and equipment used in the manufacturing of the products. Property, plant and equipment are stated at historical cost. Expenditures for maintenance and repairs are charged to expense as incurred, while the costs of significant improvements are capitalized. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Land improvements	20 years
Buildings and building improvements	30 years
Machinery and equipment	3-11 years
Furniture, fixtures and office equipment	3-10 years

        Upon retirement or other disposal of property, plant and equipment, the cost and related accumulated depreciation are eliminated from their respective accounts. The difference, if any, between the net asset value and the proceeds is generally adjusted to Other (income) expense, net, except as discussed in Note 7.

Intangible Assets

        Intangible assets consist of purchased patents and up-front payments for rights to use patents. All patents are related to the catheter market and help protect the designs and manufacturing processes of Jelco product lines.

        Amortization expense is recorded on a straight-line basis over the estimated useful lives of the assets, ranging from 7 to 10 years, and is included in cost of products sold.

        Effective in fiscal year 2002, J&J adopted SFAS No. 142, Goodwill and Other Intangible Assets. As all of Jelco's intangible assets have finite useful lives and will therefore continue to be amortized over their useful lives, the adoption of SFAS No. 142 had no material impact.

Payable to Affiliate

        The payable to affiliate consists of amounts owed by Monterrey to Janssen International, a related party located in Belgium, under a short-term financing agreement that bore interest of 3.22% and 5.23% at December 29, 2002 and December 30, 2001, respectively. Related interest expense of approximately $970, $1,038 and $466 is included in other expense for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

Financial Instruments

        Effective January 1, 2001, J&J adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133, collectively referred to as "SFAS 133". SFAS 133 requires that all derivative instruments be recorded at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.

        The Affiliates that support Jelco (Note 1) use forward exchange contracts to manage exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future product purchases and employee-related expenses denominated in foreign currency. These forward exchange contracts are designated as cash flow hedges.

        The designation of these foreign exchange contracts as a cash flow hedge is made at the later of the date of entering into the derivative contract or January 1, 2001, the effective date of adoption of SFAS 133. Changes in the fair value of a derivative that is designated as a hedge are recorded in J&J's other comprehensive income until the underlying transaction affects earnings, at which time they are then reclassified to earnings in the same account as the hedged transaction. Since the forward exchange contracts are not directly related to Jelco (other than those related to Monterrey, which are direct transactions of that J&J affiliate) neither the fair value of the contracts or amounts in accumulated other comprehensive income are reflected in these Financial Statements. Jelco recognizes its portion of the net allocated gains and losses when the amounts are reclassified to earnings, which is at the time that the underlying transaction affects earnings.

        At inception and on an ongoing basis, J&J assesses whether each derivative is expected to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings.

        Prior to the adoption of SFAS 133 on January 1, 2001, all forward currency exchange contracts were not afforded hedge accounting treatment and thus the change in fair value of these contracts was recorded in other (income) expense, net.

Revenue Recognition

        Jelco generally recognizes revenue from product sales when the goods are shipped or delivered and title passes to the customer. At the time revenue is recognized, Jelco provides for estimated product returns and certain customer rebate programs and incentives. Included within customer rebate programs and incentives are the estimated contractual rebates that will be credited to distributors of the Company's products. Also included within customer rebate programs and incentives are amounts that Jelco pays to certain group purchasing organizations under agreements requiring such payments.

Advertising Expenses

        Direct advertising expenses, which are expensed as incurred, approximated $244, $287 and $389 for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

Foreign Currency

        Except for Monterrey, whose functional currency is U.S. dollars, assets and liabilities of the international operations are translated from their respective currencies into U.S. dollars using the respective exchange rates in effect at each fiscal year end, while revenues and expenses of the international operations are translated from their respective currencies into U.S. dollars using the average exchange rates during the respective periods.

Income Taxes

        Except for Monterrey, the operations of Jelco are included in the consolidated federal income tax return of J&J, to the extent appropriate, and are included in the foreign, state and local returns of other Affiliates. It is not practical to identify the effects of J&J's tax attributed to the results of Jelco. Therefore, a provision for income taxes has not been presented in the Financial Statements except for Monterrey. See Note 12.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

4.    Concentrations, Commitments and Contingent Liabilities

        Two group purchasing organizations comprised the following approximate percentages of the net direct revenues of Jelco for the fiscal years ended:

	December 29, 2002	December 30, 2001	December 31, 2000
Group purchasing organization A	19%	18%	20%
Group purchasing organization B	19%	19%	19%

        Hourly employees of the Latina, Italy and Monterrey, Mexico facilities are covered by collective bargaining agreements that expire in 2003 and 2004, respectively.

        Jelco has been subject to various legal proceedings and claims arising in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the Financial Statements of Jelco.

        As part of the ongoing business at the Company, it is reliant on patent and licensing agreements with third parties. The Company pays royalty fees under these agreements.

5.    Inventories

        Net inventories were comprised of:

	December 29, 2002	December 30, 2001
Raw materials	$5,399	$5,463
Work in progress	8,448	8,349
Finished goods	16,634	19,767

Inventories, net	$30,481	$33,579

6.    Other Current Assets

        Other current assets were comprised of:

	December 29, 2002	December 30, 2001
Patent settlement receivable	$—	$4,000
Deferred patent costs	—	—
Other receivables	1,477	737
Other	269	274

	$1,746	$5,011

        In December 2000, Jelco acquired certain patents, as well as rights to collect any damages or awards with respect to pending patent infringement litigation, for approximately $3,927 based on the present value of the purchase obligation. The cost of the patents was deferred pending litigation settlement.

        In January 2001, Jelco entered into a litigation settlement agreement related to the acquired patents with a third-party for a total of $5,000 in cash.

        In December 2001, Jelco entered into a litigation settlement agreement related to the acquired patents with another third-party resulting in a concurrent execution of a non-exclusive patent license agreement and a mutual release from any claims and counterclaims between the parties. Under the settlement and license agreements, Jelco received a lump sum of $4,000 payable in January 2002, and, subject to certain limitations and minimums, a royalty payable on a quarterly basis of 5% of net sales of the licensed products sold by the third-party through 2005. In the event the licensee pays an amount less than $12,000 in the aggregate during the contract period, the licensee shall continue to pay Jelco a royalty, subject to the limitations and minimums, until the earlier date to occur of reaching the $12,000 or December 2009.

        The lump sum patent settlement recoveries, net of deferred patent costs, were credited to other income in 2001. See Note 12.

7.    Property, Plant and Equipment

        Property, plant and equipment were comprised of:

	December 29, 2002	December 30, 2001
Land and land improvements	$6,179	$6,179
Buildings and building improvements	22,347	22,918
Machinery and equipment	93,678	90,401
Furniture, fixtures and office equipment	1,239	1,041
Construction in progress	14,904	12,733

	138,347	133,272
Less: accumulated depreciation	49,725	37,535

Property, plant and equipment, net	$88,622	$95,737

        Depreciation expense incurred by Jelco for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, approximated $12,504, $11,387 and $8,849, respectively.

        Capital expenditures by Jelco for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, approximated $5,429, $13,228 and $25,352, respectively.

        During 2001, the Company disposed of $3,000 of machinery included in Construction in progress that was adjusted to Research and development. This adjustment was made based on the decision to exit the development of a certain product line.

        In accordance with SFAS No. 144, which was adopted January 1, 2002, the Company reviews its long-lived assets when an event or change in circumstances indicate that its carrying amount may not be recoverable. If the projected undiscounted cash flows indicate that property and equipment have been impaired, a write-down to fair value is made. During the fourth quarter of 2002, the Company recognized an impairment loss of $872 on machinery and equipment. See Note 12.

8.    Intangible Assets

        Intangible assets, which includes purchased patents and up-front payments for rights to use patents, were comprised of:

	December 29, 2002	December 30, 2001
Gross	$10,200	$10,200
Less: accumulated amortization	6,294	5,210

Intangible assets, net	$3,906	$4,990

        Amortization expense approximated $1,083, $1,058 and $1,047 for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively. Future amortization expense related to the above patents is estimated to be as follows:

Fiscal 2003	$1,074
Fiscal 2004	1,074
Fiscal 2005	721
Fiscal 2006	604
Thereafter	433

$3,906

        Jelco licenses the use of certain intangible assets to certain third parties under agreements expiring on various dates through 2010. Royalty income earned from these agreements is included in other income. See Note 12.

9.    Other Current Liabilities

        Other current liabilities were comprised of:

	December 29, 2002	December 30, 2001
Accrued expenses	$298	$3,054
License and royalty payables	1,344	3,107
Payroll and other taxes payable	799	479
Professional fees	250	—
Other	782	1,049

	$3,473	$7,689

10.    Financial Instruments

        The Affiliates that support Jelco (Note 1) enter into forward foreign currency exchange contracts, primarily with another affiliate, to offset the foreign currency exposure related to forecasted intercompany purchases relating to all of the businesses they support, including Jelco. The terms of these contracts are generally one year or less. J&J marks these contracts to fair value on a quarterly basis based upon the difference between the contract rate and the forward rate for the remaining portion of the contract. The gains and losses relating to these contracts have been allocated to Jelco (other than those entered into by Ethicon Endo-Surgery, Inc. on behalf of Monterrey, which are direct transactions of that entity) based on the amount of forecasted purchases for Jelco as a percentage of the total for that affiliate. For the fiscal year ended December 31, 2000, which preceded the adoption of SFAS 133, net allocated gains of approximately $294 resulting from forward foreign currency exchange contracts were reflected in other (income) expense, net, as the contracts were not afforded hedge accounting treatment.

        Effective January 1, 2001, with the adoption of SFAS 133, J&J designated all forward currency exchange contracts as cash flow hedges. As a result, the gains and losses on the contracts are recorded initially in J&J's accumulated other comprehensive income and are reclassified to earnings when the underlying transaction affects earnings, primarily at the time of sale of inventory to third parties. As the forward exchange currency contracts are not directly related to Jelco, neither the fair value of the contract nor the amounts in accumulated other comprehensive income are reflected in these Financial Statements. Jelco recognizes its portion of the net allocated gains and losses when the amounts are reclassified to earnings, which is at the time that the underlying transaction affects earnings. Other than those related to Monterrey, net allocated gains resulting from reclassification into earnings approximated $333 and $120 for the fiscal years ended December 29, 2002, and December 30, 2001, respectively. These amounts are reflected in cost of products sold in the Statements of Direct Revenues and Expenses.

        Ethicon Endo-Surgery, Inc., on behalf of Monterrey, enters into forward foreign currency exchange contracts with a J&J affiliate to offset the currency exposure related to various inventory and payroll expenses incurred in Mexican pesos. Ethicon Endo-Surgery, Inc. marks these contracts to market on a quarterly basis based upon the difference between the contract rate and the forward rate for the remaining portion of the contract. Prior to the adoption of SFAS 133, net gains on the matured forward foreign currency exchange contracts of approximately $53 are reflected in other (income) expense, net, in the Statements of Direct Revenues and Expenses for the fiscal year ended December 31, 2000. The net gain on the open contracts is reflected in other (income) expense, net, in the Statements of Direct Revenues and Expenses as the contracts were not afforded hedge accounting treatment.

        Effective January 1, 2001, with the adoption of SFAS 133, J&J designated all forward currency contracts as cash flow hedges as described above. As it relates to Monterrey, the entire forward contract relates to Jelco and therefore the fair values of the open contracts at December 29, 2002, and December 30, 2001, are reflected as liabilities in the Statements of Direct Assets and Liabilities. Further, the net losses are reflected in accumulated other comprehensive income until the underlying hedged transaction, primarily the sale of inventory to third parties, affects earnings, at which time the amount deferred in accumulated other comprehensive income is reclassified to cost of products sold. Net gains resulting from reclassification into earnings approximated $468 and $363 for the fiscal years ended December 29, 2002 and December 30, 2001, respectively, and are reflected in cost of products sold in the Statements of Direct Revenues and Expenses. The amounts deferred in accumulated other comprehensive income are not reflected in these Financial Statements.

        Included in other (income) expense, net, in the Statements of Direct Revenues and Expenses are gains of approximately $(13) and losses of approximately $330 relating to certain forward contracts that were not designated and did not qualify as cash flow hedges for the fiscal years ended December 29, 2002 and December 30, 2001, respectively.

11.    Long-Term Obligation

        As discussed in Note 5, Jelco acquired certain patents in December 2000 in exchange for total consideration of $5,100. The patent purchase obligation required two lump sum payment amounts of $1,000 each within thirty days of closing, annual installments of $300 during the years 2002 through 2008, and a final installment of $1,000 upon the earlier event of recovery of a certain litigation award or January 2009. The final installment of $1,000 was triggered in December 2001. Jelco recorded the present value of the patent purchase obligation of $3,927 at the date of acquisition. The discount amount is being accreted over the obligation period as interest expense based on an effective interest rate of 10%. The current portion of the obligation is included in other current liabilities.

12.    Other Income and Expense

        For the periods ended December 29, December 30 and December 31, respectively, other (income) expense, net, was comprised of:

	2002	2001	2000
Provision for Monterrey income tax	$613	$600	$612
Interest expense	970	1,805	466
Royalty income	(2,000)	—	—
Patent settlement income, net	—	(4,217)	—
Foreign currency (gains) losses	(13)	345	(500)
Fixed asset write-off	872	—	—
Transition expenses	—	736	3,870
Other	613	861	1,333

	$1,055	$130	$5,781

        In June 2000, J&J transitioned the Jelco business from a J&J affiliate to Ethicon Endo-Surgery, Inc., resulting in certain office relocation, systems conversion, and other transition expenses through early 2001.

13.    Geographic Areas

        The following amounts are included in the Financial Statements at December 29 and December 30 and for the periods ended December 29, December 30 and December 31, respectively:

	Direct Long-Lived Assets		Direct Revenues, net
	2002	2001	2002	2001	2000
United States	$53,661	$60,644	$122,333	$121,002	$104,008
International	38,867	40,083	72,074	67,070	65,982

	$92,528	$100,727	$194,407	$188,072	$169,990

14.    Retirement and Pension Plans

        Certain of Jelco's employees are covered under various retirement and pension plans that are sponsored by Affiliates. Net pension expense charged to Jelco for its participation in the J&J defined benefit plan was approximately $1,485, $1,342 and $1,765 for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

        Certain of Jelco's employees also participate in a voluntary 401(k) savings plan sponsored by J&J that is designed to enhance the existing retirement program covering eligible U.S. employees. Jelco matches 75% of each employee's contribution, with the match percentage applying to a maximum of 6% of base salary. Jelco was charged approximately $744, $868 and $776 for its portion of J&J's contributions to the savings plan for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

        Certain employees of Monterrey are covered under a government-required plan that provides certain benefits to both hourly and salary employees. Some of these employees are also covered under a pension plan that is used to supplement the government-required plan. The pension cost and related accrued liabilities were insignificant for all periods.

15.    Other Postretirement and Postemployment Benefits

        Jelco, through J&J sponsored plans, provides postretirement benefits, primarily health care, to all domestic retired employees and their dependents. Most international employees are covered by government-sponsored programs and, as such, the cost to Jelco is not significant. Jelco does not fund retiree health care benefits in advance and has the right to modify these plans in the future. The cost of providing these postretirement benefits is determined in accordance with the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits other than Pensions.

        Jelco, through J&J, provides certain other postemployment benefits. The cost of providing these postemployment benefits is determined in accordance with the provisions of SFAS No. 112, Employers' Accounting for Postemployment Benefits. Net postretirement and postemployment benefit costs of approximately $675, $1,022 and $1,054 were recorded by Jelco for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

16.    Subsequent Event (Unaudited)

        Ethicon Endo Surgery, Inc. entered into a purchase agreement, dated April 2, 2003, with Medex, Inc. to sell the Jelco business for approximately $340.0 million in cash, subject to adjustment. The transaction was consummated on May 21, 2003.

MedVest Holdings Corporation
Schedule of Valuation and Qualifying Accounts

	Balance at beginning of period		Charged to costs and expenses		Charged to other accounts-describe		Deductions- describe		Balance at end of period
	(In Thousands)
Year ended December 31, 2003
Reserves and allowances deducted from asset accounts:
Accounts receivable allowances(1)	$820		$21,925	(3)	$60	(6)	$(13,223	)(7)	$9,582
Valuation allowance on deferred tax assets	3,164		10,036	(4)	—		—		13,200
Inventory Allowances(2)	2,359		4,167	(5)	(142	)(6)	(2,177	)(7)	4,206

	$6,343		$36,127		$(82)		$(15,400)		$26,988

Year ended December 31, 2002
Reserves and allowances deducted from asset accounts:
Accounts receivable allowances(1)	$1,119		$(87	)(3)	$43	(6)	$(256	)(7)	$820
Valuation allowance on deferred tax assets	3,356		—		—		(192	)(8)	3,164
Inventory Allowances(2)	2,813		38	(5)	610	(6)	(1,102	)(7)	2,359

	$7,288		$(49)		$653		$(1,550)		$6,343

Period February 9, 2001 to December 31, 2001
Reserves and allowances deducted from asset accounts:
Accounts receivable allowances(1)	$2,202	(9)	$(175	)(3)	$16	(6)	$(924	)(7)	$1,119
Valuation allowance on deferred tax assets	3,034	(9)	322	(4)	—		—		3,356
Inventory Allowances(2)	3,825	(9)	53	(5)	241	(6)	(1,305	)(7)	2,813

	$9,061		$199		$257		$(2,229)		$7,288

(1)
Accounts receivable allowances represent allowance for doubtful accounts, rebate and sales discount allowances.

(2)
Inventory allowances represent allowance for obsolescence reserves and physical inventory adjustments.

(3)
Provisions for uncollectible accounts are included in S,G,&A expenses. Rebate and sales discounts are recorded as a reduction of gross sales.

(4)
Increase in valuation allowance is recorded as a component of the provision for income taxes.

(5)
Provisions for inventory obsolescence and shrinkage are included in the cost of sales.

(6)
Represents foreign currency fluctuation charged to other comprehensive income and reclasses from other accounts.

(7)
Actual accounts and inventory written off against the allowance.

(8)
Reduction in valuation allowance due to utilization of foreign net operating losses previously reserved, purchase accounting related adjustments, or write-off of deferred tax assets that are not realizable in future years.

(9)
Reserves established upon management buy-out of the Company on February 9, 2001.

S-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses payable by the Registrant in connection with the offering of the common shares being registered hereby. All of the fees set forth below are estimates except for the SEC registration fee and the NASD fee.

SEC registration fee		$43,712
NASD filing fee		30,500
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Legal fees and expenses		*
Accountants' fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

  Delaware General Corporation Law

        Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 also provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's bylaws provide for indemnification, to the fullest extent permitted bylaw, of any person made or threatened to be made party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Registrant, or is or was a director of a subsidiary of the Registrant, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding.

        Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation eliminates the personal liability of its directors to the fullest extent allowed under Delaware law, as it shall be supplemented and amended.

        The Registrant expects to obtain policies of insurance under which, subject to the limitations of such policies, coverage will be provided (a) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters and (b) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

  Indemnification Agreements

        The Registrant expects to enter into indemnification agreements with each of the Registrant's directors and officers and certain key employees that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law, as amended from time to time. These indemnification agreements may require the Registrant, among other things, to indemnify its directors and officers and certain key employees against liabilities that may arise by reason of their status or service. These indemnification agreements may also require the Registrant to advance all expenses incurred by the directors or officers or certain key employees in investigating or defending any such action, suit or proceeding. However, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses) for settlements not approved by the company or for settlements and expenses if the settlement is not approved by the court.

  Underwriting Agreement

        The underwriting agreement (filed as Exhibit 1.1 to this registration statement) provides that the underwriters are obligated, under certain circumstances, to provide indemnification for the Registrant and its officers, directors and employees for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

  Directors' and Officers' Liability Insurance

        The Registrant maintains directors' and officers' liability insurance policies, which insure against liabilities that directors or officers may incur in such capacities. These insurance policies, together with the indemnification agreements, may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

        In the three years preceding the filing of this registration statement, the Registrant has not issued or sold any unregistered securities other than the issuance of 1,805,274.2 shares of common stock and 16,247,467.8 shares of participating preferred stock to OEP MedVest LLC on May 21, 2003. These shares were issued to OEP MedVest LLC in extinguishment of $7.5 million previously advanced by OEP MedVest LLC to the Registrant. Pursuant to the Registrant's employee option plans, the Registrant has issued options to purchase an aggregate of 213,512.5 shares of common stock and 1,734,952.5 shares of participating preferred stock. As of June 26, 2004, the Registrant has issued 750 shares of common stock and 6,750 shares of participating preferred stock pursuant to the exercise of such options. The Registrant believes that each such transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Such securities were restricted as to transfers and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

Number	Description of Exhibit
1.1†	Form of Underwriting Agreement to be entered into by and among Medex Holdings Corporation and the Underwriters named therein.
2.1
Purchase Agreement, dated as of April 2, 2003, by and between Ethicon Endo-Surgery, Inc. and Medex, Inc. (incorporated by reference to Exhibit 2.1 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
2.2
Recapitalization Agreement, dated as of April 21, 2003, by MedVest Holdings Corporation, OEP MedVest LLC and each of the Persons party thereto listed as Stockholders (incorporated by reference to Exhibit 2.2 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
2.3†	Agreement and Plan of Merger to be entered into by and between Medex Holdings Corporation and MedVest Holdings Corporation.
3.1†	Amended and Restated Certificate of Incorporation of Medex Holdings Corporation.
3.2†	Amended and Restated Bylaws of Medex Holdings Corporation.
4.1†	Form of Certificate representing shares of Common Stock of Medex Holdings Corporation.
4.2
Form of Notation of Guarantee of Medex, Inc.'s 8 7/8% Senior Subordinated Notes due 2013 given by each of MedVest Holdings Corporation, Medex Medical, Inc. and Medex Cardio-Pulmonary, Inc. (included in Exhibit 4.3).
4.3
Indenture, dated as of May 21, 2003, by and among Medex, Inc., as issuer, MedVest Holdings Corporation, as parent guarantor, the subsidiary guarantors named therein, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.3 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
5.1†	Opinion of Winston & Strawn LLP as to the legality of the securities being registered.

10.1
Stockholders Agreement, dated as of May 21, 2003, by and among MedVest Holdings Corporation, OEP MedVest LLC and each of the persons party thereto listed as investors (incorporated by reference to Exhibit 10.1 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.2
First Amendment to MedVest Holdings Corporation Stockholders Agreement, effective December 31, 2003, by and among MedVest Holdings Corporation, OEP MedVest, LLC and the stockholders identified therein (incorporated by reference to Exhibit 10.2 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.3
Registration Agreement, dated as of May 21, 2003, by and among MedVest Holdings Corporation, OEP MedVest LLC and each of the persons party thereto listed as investors (incorporated by reference to Exhibit 10.3 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.4
$170,000,000 Credit Agreement, dated as of May 21, 2003, among Medex, Inc., MedVest Holdings Corporation, the domestic subsidiaries of Medex, Inc., the lenders party thereto, Wachovia Bank, National Association, Lehman Commercial Paper Inc., Banc One Mezzanine Corporation, The Huntington National Bank, LaSalle Bank National Association, Wachovia Securities, Inc. and Lehman Brothers Inc. (incorporated by reference to Exhibit 10.4 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.5
First Amendment to Credit Agreement, dated as of November 7, 2003, by and among Medex, Inc., MedVest Holdings Corporation, the domestic subsidiaries of Medex, Inc., the lenders identified therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.5 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.6
Management Services Agreement, dated as of May 21, 2003, between One Equity Partners LLC and MedVest Holdings Corporation (incorporated by reference to Exhibit 10.6 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.7
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Dominick A. Arena (incorporated by reference to Exhibit 10.7 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.8
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Dr. Georg Landsberg (incorporated by reference to Exhibit 10.8 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.9
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Michael I. Dobrovic (incorporated by reference to Exhibit 10.9 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.10
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Ralph E. Dickman, Jr. (incorporated by reference to Exhibit 10.10 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.11
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Charles J. Jamison (incorporated by reference to Exhibit 10.11 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.12
Letter Agreement, dated as of June 14, 2003, between Medex, Inc. and Garrett Capital Advisors (incorporated by reference to Exhibit 10.12 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848) ).

10.13
MedVest Holdings Corporation 2001 Stock Option Plan as amended by the First Amendment to MedVest Holdings Corporation 2001 Stock Option Plan (incorporated by reference to Exhibit 10.13 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.14	MedVest Holdings Corporation 2002 Stock Option Plan (incorporated by reference to Exhibit 10.14 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.15†	Medex Holdings Corporation 2004 Stock Option Plan.
21.1	Subsidiaries of Medex, Inc. (incorporated by reference to Exhibit 21.1 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4†	Consent of Winston & Strawn LLP.
24.1	Powers of Attorney for Medex Holdings Corporation (included in signature page hereto).

†
To be filed by amendment.

(b)
Financial Statement Schedules.

          The following financial statement schedule for the period from February 9, 2001 (date operations commenced) through December 31, 2001 and the years ended December 31, 2002 and 2003 is a part of this registration statement and should be read in conjunction with the consolidated financial statements of MedVest Holdings Corporation and its subsidiaries:

Page
MedVest Holdings Corporation Schedule of Valuation and Qualifying Accounts	S-1

        All other schedules to which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement share certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it is first declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on the 12th day of August, 2004.

MEDEX HOLDINGS CORPORATION (Registrant)
By:	/s/ DOMINICK A. ARENA
	Name:	Dominick A. Arena
	Title:	President, Chief Executive Officer and Director

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dominick A. Arena and Michael I. Dobrovic, or either one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DOMINIC A. ARENA Dominic A. Arena	President, Chief Executive Officer (Principal Executive Officer) and Director	August 12, 2004
/s/ MICHAEL I. DOBROVIC Michael I. Dobrovic	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer) and Treasurer	August 12, 2004
/s/ TIMOTHY A. DUGAN Timothy A. Dugan	Chairman of the Board and Director	August 12, 2004
/s/ DR. GEORG LANDSBERG Dr. Georg Landsberg	Senior Vice President of European Operations and Director	August 12, 2004

/s/ JAMES G. CONNELLY III James G. Connelly III	Director	August 12, 2004
/s/ HARRELD N. KIRKPATRICK III Harreld N. Kirkpatrick III	Director	August 12, 2004
/s/ ALAN L. HELLER Alan L. Heller	Director	August 12, 2004

INDEX TO EXHIBITS

Number	Description of Exhibit
1.1†	Form of Underwriting Agreement to be entered into by and among Medex Holdings Corporation and the Underwriters named therein.
2.1
Purchase Agreement, dated as of April 2, 2003, by and between Ethicon Endo-Surgery, Inc. and Medex, Inc. (incorporated by reference to Exhibit 2.1 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
2.2
Recapitalization Agreement, dated as of April 21, 2003, by MedVest Holdings Corporation, OEP MedVest LLC and each of the Persons party thereto listed as Stockholders (incorporated by reference to Exhibit 2.2 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
2.3†	Agreement and Plan of Merger to be entered into by and between Medex Holdings Corporation and MedVest Holdings Corporation.
3.1†	Amended and Restated Certificate of Incorporation of Medex Holdings Corporation.
3.2†	Amended and Restated Bylaws of Medex Holdings Corporation.
4.1†	Form of Certificate representing shares of Common Stock of Medex Holdings Corporation.
4.2
Form of Notation of Guarantee of Medex, Inc.'s 8 7/8% Senior Subordinated Notes due 2013 given by each of MedVest Holdings Corporation, Medex Medical, Inc. and Medex Cardio-Pulmonary, Inc. (included in Exhibit 4.3).
4.3
Indenture, dated as of May 21, 2003, by and among Medex, Inc., as issuer, MedVest Holdings Corporation, as parent guarantor, the subsidiary guarantors named therein, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.3 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
5.1†	Opinion of Winston & Strawn LLP as to the legality of the securities being registered.
10.1
Stockholders Agreement, dated as of May 21, 2003, by and among MedVest Holdings Corporation, OEP MedVest LLC and each of the persons party thereto listed as investors (incorporated by reference to Exhibit 10.1 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.2
First Amendment to MedVest Holdings Corporation Stockholders Agreement, effective December 31, 2003, by and among MedVest Holdings Corporation, OEP MedVest, LLC and the stockholders identified therein (incorporated by reference to Exhibit 10.2 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.3
Registration Agreement, dated as of May 21, 2003, by and among MedVest Holdings Corporation, OEP MedVest LLC and each of the persons party thereto listed as investors (incorporated by reference to Exhibit 10.3 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.4
$170,000,000 Credit Agreement, dated as of May 21, 2003, among Medex, Inc., MedVest Holdings Corporation, the domestic subsidiaries of Medex, Inc., the lenders party thereto, Wachovia Bank, National Association, Lehman Commercial Paper Inc., Banc One Mezzanine Corporation, The Huntington National Bank, LaSalle Bank National Association, Wachovia Securities, Inc. and Lehman Brothers Inc. (incorporated by reference to Exhibit 10.4 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).

10.5
First Amendment to Credit Agreement, dated as of November 7, 2003, by and among Medex, Inc., MedVest Holdings Corporation, the domestic subsidiaries of Medex, Inc., the lenders identified therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.5 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.6
Management Services Agreement, dated as of May 21, 2003, between One Equity Partners LLC and MedVest Holdings Corporation (incorporated by reference to Exhibit 10.6 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.7
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Dominick A. Arena (incorporated by reference to Exhibit 10.7 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.8
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Dr. Georg Landsberg (incorporated by reference to Exhibit 10.8 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.9
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Michael I. Dobrovic (incorporated by reference to Exhibit 10.9 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.10
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Ralph E. Dickman, Jr. (incorporated by reference to Exhibit 10.10 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.11
Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Charles J. Jamison (incorporated by reference to Exhibit 10.11 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.12
Letter Agreement, dated as of June 14, 2003, between Medex, Inc. and Garrett Capital Advisors (incorporated by reference to Exhibit 10.12 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848) ).
10.13
MedVest Holdings Corporation 2001 Stock Option Plan as amended by the First Amendment to MedVest Holdings Corporation 2001 Stock Option Plan (incorporated by reference to Exhibit 10.13 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.14	MedVest Holdings Corporation 2002 Stock Option Plan (incorporated by reference to Exhibit 10.14 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
10.15†	Medex Holdings Corporation 2004 Stock Option Plan.
21.1	Subsidiaries of Medex, Inc. (incorporated by reference to Exhibit 21.1 to Medex, Inc.'s registration statement on Form S-4 (Registration No. 333-112848)).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4†	Consent of Winston & Strawn LLP.
24.1	Powers of Attorney for Medex Holdings Corporation (included in signature page hereto).

†
To be filed by amendment.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
INDUSTRY AND MARKET DATA
TRADEMARKS
PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF OUR INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS